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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

IRSA Propiedades Comerciales S.A.

(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

IRSA Propiedades Comerciales S.A.
(THE "COMPANY")
REPORT ON FORM 6-K

Historically, the company measured the value of its investment properties (mainly shopping centers, offices and land reserves) at cost. By letter dated April 19, 2017, the company reported that its Board of Directors resolved to change the company's accounting policy for measuring the value of its investment properties from the cost model to the fair value model, as permitted under IAS 40, effective as of its financial statements corresponding to the third quarter of the current fiscal year (March 31, 2017).

In connection with the aforementioned resolution of the company's Board of Directors, the company's previously issued consolidated financial statements as of June 30, 2016 and 2015 and for the fiscal years ended June 30, 2016, 2015 and 2014 have been retroactively recast to measure its investment properties at fair value as permitted under IAS 40. The company's recast of its consolidated financial statements as of June 30, 2016 and 2015 and for the fiscal years ended June 30, 2016, 2015 and 2014 are attached hereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
IRSA Propiedades Comerciales S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of IRSA Propiedades Comerciales S.A. and its subsidiaries at June 30, 2016, 2015, and 2014 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2.1.b) to the consolidated financial statements, the Company has changed its method of accounting for investment property from the cost model to the fair value model.

PRICE WATERHOUSE & Co. S.R.L.
By (Partner)
 /s/ Eduardo A. Loiácono
Buenos Aires, Argentina
October 21, 2016, except for the change in method of accounting for investment property as discussed in Notes 2.1.b, 8, 10, 11, 12, 26, 30, 31, and 32 and the effect of the reverse stock split as discussed in Note 35, as to which the date is May 24, 2017.

IRSA Propiedades Comerciales S.A.
Consolidated statements of financial position (recast)
as of June 30, 2016, 2015, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.16 (recast)	06.30.15 (recast)	06.30.14 (recast)	06.30.13 (recast)

ASSETS
Non-current assets
Investment properties	10	32,234,096	15,388,877	10,296,796	7,252,835
Property, plant and equipment	11	118,325	120,984	23,552	20,169
Trading properties	12	48,029	22,340	9,661	653
Intangible assets	13	67,139	69,015	65,754	62,661
Investments in associates and joint ventures	8,9	597,759	328,349	282,151	208,756
Deferred income tax assets	26	51,759	56,956	40,326	37,404
Income tax credit		249	249	578	5,083
Trade and other receivables	16	488,198	90,431	85,914	75,910
Investments in financial assets	17	312,425	253,546	63,455	99,963

Total non-current assets		33,917,979	16,330,747	10,868,187	7,763,434

Current assets
Trading properties	12	—	3,154	1,214	6,991
Inventories	14	18,202	15,347	10,368	9,896
Income tax credit		345,815	1,635	123	—
Trade and other receivables	16	1,934,134	808,016	937,204	550,762
Derivative financial instruments	18	—	—	1,234	—
Investments in financial assets	17	1,772,323	292,320	216,071	169,174
Cash and cash equivalents	19	33,049	303,499	116,706	223,385

Total current assets		4,103,523	1,423,971	1,282,920	960,208

TOTAL ASSETS		38,021,502	17,754,718	12,151,107	8,723,642

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014	126,014	126,014
Inflation adjustment of share capital		69,381	69,381	69,381	69,381
Share premium		444,226	444,226	444,226	444,226
Reserve for share—based compensation		—	—	—	6,607
Legal reserve		39,078	39,078	39,078	39,074
Reserve for new developments		—	—	—	3,302
Special reserve		2,700,192	2,700,192	2,700,192	2,700,192
Changes in non-controlling interest		(19,770)	(19,770)	(19,707)	(19,707)
Retained earnings		16,295,496	4,757,796	2,913,785	1,043,485

Total capital and reserves attributable to equity holders of the parent		19,654,617	8,116,917	6,272,969	4,412,574

Non-controlling interest		775,600	443,500	358,686	262,400

TOTAL SHAREHOLDERS' EQUITY		20,430,217	8,560,417	6,631,655	4,674,974

LIABILITIES
Non-current Liabilities
Trade and other payables	20	326,069	247,812	195,673	190,170
Borrowings	23	5,266,576	3,322,488	1,046,102	834,814
Deferred income tax liabilities	26	10,150,280	4,099,803	3,136,600	2,106,621
Provisions	22	26,286	9,392	22,878	11,730

Total non-current liabilities		15,769,211	7,679,495	4,401,253	3,143,335

Current liabilities
Trade and other payables	20	963,931	802,151	489,811	437,750
Income tax liabilities		114,624	123,077	56,681	77,683
Payroll and social security liabilities	21	107,382	94,693	76,090	26,041
Borrowings	23	626,492	471,255	479,237	356,028
Derivative financial instruments	18	2,857	—	14,225	1,732
Provisions	22	6,788	23,630	2,155	6,099

Total current liabilities		1,822,074	1,514,806	1,118,199	905,333

TOTAL LIABILITIES		17,591,285	9,194,301	5,519,452	4,048,668

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		38,021,502	17,754,718	12,151,107	8,723,642

The accompanying notes are an integral part of these Consolidated Financial Statements (Recast).

IRSA Propiedades Comerciales S.A.
Consolidated statements of comprehensive income (recast)
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.16 (recast)	06.30.15 (recast)	06.30.14 (recast)

Income from sales, rents and services	29	2,674,873	1,924,176	1,445,190
Income from expenses and collective promotion fund	29	1,183,627	833,905	667,824
Operating costs	30	(1,460,204)	(1,018,023)	(844,960)

Gross profit		2,398,296	1,740,058	1,268,054

Net gain from fair value adjustments of investment properties	10	17,092,403	2,690,556	2,803,023
General and administrative expenses	31	(221,580)	(140,126)	(101,445)
Selling expenses	31	(162,221)	(117,683)	(76,854)
Other operating results, net	33	(68,552)	(110,855)	(27,939)

Profit from operations		19,038,346	4,061,950	3,864,839

Share of profit of associates and joint ventures	8,9	204,299	50,768	59,074

Profit from operations before financing and taxation		19,242,645	4,112,718	3,923,913

Finance income	34	512,555	105,138	124,495
Finance cost	34	(2,938,476)	(603,883)	(499,901)
Other financial results	34	1,714,702	47,215	74,730

Financial results, net	34	(711,219)	(451,530)	(300,676)

Profit before income tax		18,531,426	3,661,188	3,623,237

Income tax expense	26	(6,278,894)	(1,249,369)	(1,250,843)

Profit for the year		12,252,532	2,411,819	2,372,394

Total comprehensive income for the year		12,252,532	2,411,819	2,372,394

Attributable to:
Equity holders of the parent		11,821,280	2,280,391	2,272,834
Non-controlling interest		431,252	131,428	99,560
Profit per share attributable to equity holders of the parent during the year (Note 35):
Basic		93.81	18.10	18.04
Diluted		93.81	18.10	18.04

The accompanying notes are an integral part of these Consolidated Financial Statements (Recast).

IRSA Propiedades Comerciales S.A.
Consolidated statements of changes in shareholders' equity (recast)
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve(1)	Changes in non- controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total shareholders' equity (recast)

Balance at June 30, 2015 (Recast)	126,014	69,381	444,226	39,078	2,700,192	(19,770)	4,757,796	8,116,917	443,500	8,560,417

Comprehensive income for the year	—	—	—	—	—	—	11,821,280	11,821,280	431,252	12,252,532
Dividends distribution—Shareholders' meeting as of October 30, 2015 (Note 28)	—	—	—	—	—	—	(283,580)	(283,580)	—	(283,580)
Dividends distribution to non-controlling interest	—	—	—	—	—	—	—	—	(99,029)	(99,029)
Reduction of capital contribution of non-controlling interest	—	—	—	—	—	—	—	—	(123)	(123)

Balance at June 30, 2016 (Recast)	126,014	69,381	444,226	39,078	2,700,192	(19,770)	16,295,496	19,654,617	775,600	20,430,217

(1)    Related to CNV General Resolution N° 609/12. See Note 28. Additionally includes the effect as of July 1st, 2011 regarding the change in accounting policy of the investment properties.

The accompanying notes are an integral part of these Consolidated Financial Statements (Recast).

IRSA Propiedades Comerciales S.A.
Consolidated statements of changes in shareholders' equity (recast)
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve(1)	Changes in non- controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total shareholders' equity (recast)

Balance at June 30, 2014 (Recast)	126,014	69,381	444,226	39,078	2,700,192	(19,707)	2,913,785	6,272,969	358,686	6,631,655

Comprehensive income for the year	—	—	—	—	—	—	2,280,391	2,280,391	131,428	2,411,819
Dividends distribution—Shareholders' meeting as of October 31, 2014 (Note 28)	—	—	—	—	—	—	(138,693)	(138,693)	—	(138,693)
Advanced dividends distribution—Shareholders' meeting as of March 26, 2015 (Note 28)	—	—	—	—	—	—	(298,500)	(298,500)	—	(298,500)
Reimbursement of expired dividends (Note 28)	—	—	—	—	—	—	813	813	—	813
Capital contribution of non-controlling interest	—	—	—	—	—	—	—	—	122	122
Dividends distribution to non-controlling interest	—	—	—	—	—	—	—	—	(46,719)	(46,719)
Changes in non-controlling interest	—	—	—	—	—	(63)	—	(63)	(17)	(80)

Balance at June 30, 2015 (Recast)	126,014	69,381	444,226	39,078	2,700,192	(19,770)	4,757,796	8,116,917	443,500	8,560,417

(1)    Related to CNV General Resolution N° 609/12. See Note 28. Additionally includes the effect as of July 1st, 2011 regarding the change in accounting policy of the investment properties.

The accompanying notes are an integral part of these Consolidated Financial Statements (Recast).

IRSA Propiedades Comerciales S.A.
Consolidated statements of changes in shareholders' equity (recast)
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special reserve(1)	Changes in non- controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total shareholders' equity (recast)

Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923	161,892	1,010,815

Adjustment related to the change from cost model to fair value model for investment property (Note 2.1.b)	—	—	—	—	—	—	2,684,390	—	879,261	3,563,651	100,508	3,664,159

Balance at June 30, 2013 (Recast)	126,014	69,381	444,226	6,607	39,074	3,302	2,700,192	(19,707)	1,043,485	4,412,574	262,400	4,674,974

Comprehensive income for the year	—	—	—	—	—	—	—	—	2,272,834	2,272,834	99,560	2,372,394
Distribution to legal reserve—Shareholders' meeting as of October 31, 2013	—	—	—	—	4	—	—	—	(4)	—	—	—
Reversal of reserve for new developments—Shareholders' meeting as of October 31, 2013	—	—	—	—	—	(3,302)	—	—	3,302	—	—	—
Dividends distribution—Shareholders' meeting as of October 31, 2013 (Note 28)	—	—	—	—	—	—	—	—	(167,522)	(167,522)	—	(167,522)
Reimbursement of expired dividends (Note 28)	—	—	—	—	—	—	—	—	1,690	1,690	—	1,690
Reserve for share-based compensation (Note 25)	—	—	—	(6,607)	—	—	—	—	—	(6,607)	—	(6,607)
Dividends distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	—	(3,274)	(3,274)
Advanced dividends distribution—Shareholders' meeting as of June 13, 2014 (Note 28)	—	—	—	—	—	—	—	—	(240,000)	(240,000)	—	(240,000)

Balance at June 30, 2014 (Recast)	126,014	69,381	444,226	—	39,078	—	2,700,192	(19,707)	2,913,785	6,272,969	358,686	6,631,655

(1)    Related to CNV General Resolution N° 609/12. See Note 28. Additionally includes the effect as of July 1st, 2011 regarding the change in accounting policy of the investment properties.

The accompanying notes are an integral part of these Consolidated Financial Statements (Recast).

IRSA Propiedades Comerciales S.A.
Consolidated statements of cash flows (recast)
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.16 (recast)	06.30.15 (recast)	06.30.14 (recast)

Operating activities:
Cash generated from operations	19	1,589,228	1,483,867	1,161,870
Income tax paid		(575,855)	(226,290)	(240,406)

Net cash generated from operating activities		1,013,373	1,257,577	921,464

Investing activities:
Acquisition and capital contribution of associates	9	(71,000)	(31,985)	(13,040)
Sale of equity interest in associates		—	19,140	—
Acquisition of investment properties from parent company	19	—	(89,789)	—
Capital contributions in joint ventures	8	(2,000)	(6,600)	(1,222)
Acquisition of investment properties	10	(167,665)	(248,846)	(244,823)
Proceeds from sale of investment properties		357,243	365,189	492
Proceed from barters		—	124	—
Acquisition of property, plant and equipment	11	(13,747)	(26,152)	(11,278)
Advance payments		(6,596)	(13,995)	(29,647)
Acquisition of intangible assets	13	(1,583)	(467)	(2,165)
Increase in financial assets		(9,916,383)	(1,554,810)	(1,285,519)
Decrease in financial assets		8,453,545	1,033,306	1,296,369
Loans granted to related parties		(533,525)	(38,507)	(268,459)
Loans repayment received from related parties		—	76,817	29,110
Collection of financial assets interests		37,156	102,344	12,330

Net cash used in investing activities		(1,864,555)	(414,231)	(517,852)

Financing activities:
Issuance of non-convertible notes		5,411,199	—	—
Payment of non-convertible notes		(1,686,393)	—	—
Acquisition of non-controlling interest		—	(80)	—
Borrowings obtained		1,043,553	329,763	365,367
Borrowings obtained from related parties		—	9,000	50
Capital contribution of non-controlling interest		—	121	—
Repayment of borrowings		(1,328,439)	(509,605)	(348,215)
Repayment of borrowings to related parties		(3,715,480)	—	—
Payments of financial leasing		(2,678)	(2,430)	(1,871)
Proceeds from derivative financial instruments		1,831,621	102	61,732
Payment of derivative financial instruments		(580,828)	(16,054)	(37,959)
Payment of seller financing		—	(105,861)	(1,640)
Dividends paid	28	(37,019)	(148,515)	(405,940)
Interest paid		(278,279)	(213,438)	(140,987)
Dividends paid to non-controlling interest		(77,587)	(3,946)	(7,443)

Net cash generated from (used in) financing activities		579,670	(660,943)	(516,906)

Net (Decrease) Increase in cash and cash equivalents		(271,512)	182,403	(113,294)

Cash and cash equivalents at beginning of year	19	303,499	116,706	223,385
Foreign exchange gain on cash and cash equivalents		1,062	4,390	6,615

Cash and cash equivalents at end of year	19	33,049	303,499	116,706

The accompanying notes are an integral part of these Consolidated Financial Statement (Recast).

IRSA Propiedades Comerciales S.A.
Notes to the consolidated financial statements (recast)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.     Group´s business and general information

IRSA PROPIEDADES COMERCIALES S.A. ("IRSA Propiedades Comerciales" or "the Company") is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings maintaining a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name "SAMAP" and until 1984 operated the major fresh produce market in the Autonomous City of Buenos Aires. The core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company name Alto Palermo S.A..

On December 22, 2014, the Company acquired from IRSA, 83,789 square meters of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the "Intercontinental II" plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand "IRSA Propiedades Comerciales" and by the change of corporate name of ALTO PALERMO S.A. (APSA) for IRSA PROPIEDADES COMERCIALES S.A. as continuation entity, such change of corporate name having been approved by the Special General Shareholders' Meeting held on February 5, 2015.

On December 18, 2014 the Group inaugurated "Distrito Arcos" Shopping mall. Distrito Arcos, situated in Palermo neighborhood, in the Autonomous City of Buenos Aires, is a premium outlet stretching over a gross rental area of roughly 11,170 square meters, housing 60 stores and 37 stands.

Additionally, on March 17, 2015, the Group opened "Alto Comahue" Shopping mall in the city of Neuquén, in the Argentine Patagonia. Alto Comahue extends over a total area of 35,000 square meters and 9,889.6 square meters of gross rental space, with nearly 1,000 parking spaces—indoor and outdoor—and a big entertaining space including 6 movie theaters and a thematic restaurant that will begin to operate in the coming months. The building is composed of three levels: the underground level housing the parking and service area; the ground level, containing 5,100 square meters of shopping offers, and the first level, containing 720 square meters of restaurant space and 2,700 square meters of stores. The project is part of a mixed use complex that also homes a supermarket in operation and 2 additional plots of land. One of them is intended for the construction of a hotel and the other one—18,000 square meters, owned by the Company—is intended for future housing development.

The Company held 16 Shopping Malls, operating 333,155 square meters in 15 of them, 79,048 square meters in 6 premium offices and 1 extensive land reserve for future commercial developments; we are operators and hold a majority interest in a portfolio of fourteen Shopping Malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos, inaugurated on December 18, 2014), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and Alto Comahue in the City of Neuquén, inaugurated on March 17, 2015 and operates, through a joint venture La Ribera Shopping, in the City of Santa Fe) and is owner of the historic building of the Patio Olmos Shopping mall, in the province of Córdoba, operated by a third party.

The Company's stocks are traded in the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America's NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". See Notes 2.3 and 6 for further description of the Group´s companies and segments. Our main shareholder is IRSA.

The Consolidated Financial Statements have been originally approved by the Board of Directors to be issued on August 31, 2016. On March 28, 2017 the Board of Directors have approved the change in accounting policy of investment properties to fair value. The changes incorporated in these Consolidated Financial Statements (Recast) as a result of the change in accounting policy have been approved by the Board of Directors on May 24, 2017 (Note 2.1.b).

2.     Summary of significant accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements (Recast) are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.  Basis of preparation of the consolidated financial statements

  (a) Basis of preparation

These Consolidated Financial Statements (Recast) have been prepared in accordance with and in compliance with International Financial Reporting Standards ("IFRS"), issued by International Accounting Standards Board ("IASB") and interpretations from International Financial Reporting Interpretation Committee "IFRIC". All IFRS applicable as of the date of the consolidated financial statements (Recast) have been applied.

Under IAS 29 "Financial Reporting in Hyperinflationary Economies", the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure on the balance sheet date. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three year period.

As of June 30, 2016, it is not possible to compute the accumulated inflation rate for the three year period ending on that date based on the official statistics of the INDEC (Argentina Statistics Office), because in October 2015, the INDEC ceased to compute the Wholesale Domestic Price Index, and started to compute it again as from January 2016.

As of the date of the Consolidated Financial Statements, the Argentine peso does not meet the conditions to be treated as the currency of a hyperinflationary economy, pursuant to the guidelines set forth by IAS 29. Therefore, the consolidated financial statements (Recast) have not been restated in constant currency.

However, over the last years, certain macroeconomic variables affecting the Company's business, such as payroll costs, input prices and service rates, have experience significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial condition and results of operations of the Company in the consolidated financial statements (recast).

  (b) Recast of previously issued consolidated financial statements due to change in accounting policy

In the third quarter of fiscal 2017, the Group's Board of Directors decided to change the accounting policy for investment property from the cost model to the fair value model, as permitted under IAS 40. The Group believes that this change better reflects the current value of its core assets and therefore provides more relevant information to management, users of financial statements and others.

The Group has therefore retroactively changed the previously issued consolidated financial statements as required by IAS 8.

The table below presents the reconciliations between the statements of comprehensive income for the years ended June 30, 2016, 2015 and 2014, and the statements of financial position as of June 30, 2016 and 2015, 2014, and 2013, as originally issued, and the corresponding recast statements. There is no impact on any of the relevant totals of the state consolidated statement of cash flows.

  b.1. Consolidated statements of comprehensive income June 30, 2016:

	06.30.16 (as previously issued)	06.30.16 (adjustment)		06.30.16 (recast)

Income from sales, rents and services	2,674,873	—		2,674,873
Income from expenses and collective promotion funds	1,183,627	—		1,183,627
Operating costs	(1,680,192)	219,988	a)	(1,460,204)

Gross profit	2,178,308	219,988		2,398,296

Gain from disposal of investment properties	175,963	(175,963)	b)	—
Net gain from fair value adjustments of investment property	—	17,092,404	c)	17,092,404
General and administrative expenses	(218,142)	(3,438)	d)	(221,580)
Selling expenses	(162,221)	—		(162,221)
Other operating results, net	(39,319)	(29,234)	e)	(68,553)

Profit from operations	1,934,589	17,103,757		19,038,346

Share of (loss) / profit of associates and joint ventures	(17,334)	221,633	f)	204,299

Profit from operations before financing and taxation	1,917,255	17,325,390		19,242,645

Finance income	512,555	—		512,555
Finance cost	(2,938,476)	—		(2,938,476)
Other financial results	1,714,702	—		1,714,702

Financial results, net	(711,219)	—		(711,219)

Profit before income tax	1,206,036	17,325,390		18,531,426

Income tax expense	(294,336)	(5,984,558)	g)	(6,278,894)

Profit for the year	911,700	11,340,832		12,252,532

Total comprehensive income for the year	911,700	11,340,832		12,252,532

Attributable to:
Equity holders of the parent	816,598	11,004,682		11,821,280
Non-controlling interest	95,102	336,150		431,252
Profit per share attributable to equity holders of the parent during the year:
Basic	6.48	87.33		93.81
Diluted	6.48	87.33		93.81

  b.2. Consolidated statements of comprehensive income June 30, 2015:

	06.30.15 (as previously issued)	06.30.15 (adjustment)		06.30.15 (recast)

Income from sales, rents and services	1,924,176	—		1,924,176
Income from expenses and collective promotion funds	833,905	—		833,905
Operating costs	(1,183,068)	165,045	a)	(1,018,023)

Gross profit	1,575,013	165,045		1,740,058

Gain from disposal of investment properties	126,686	(126,686)	b)	—
Net gain from fair value adjustments of investment properties	—	2,690,556	c)	2,690,556
General and administrative expenses	(138,599)	(1,527)	d)	(140,126)
Selling expenses	(117,683)	—		(117,683)
Other operating results, net	(97,042)	(13,813)	e)	(110,855)

Profit from operations	1,348,375	2,713,575		4,061,950

Share of profit of associates and joint ventures	14,585	36,183	f)	50,768

Profit from operations before financing and taxation	1,362,960	2,749,758		4,112,718

Finance income	105,138	—		105,138
Finance cost	(603,883)	—		(603,883)
Other financial results	47,215	—		47,215

Financial results, net	(451,530)	—		(451,530)

Profit before income tax	911,430	2,749,758		3,661,188

Income tax expense	(290,815)	(958,554)	g)	(1,249,369)

Profit for the year	620,615	1,791,204		2,411,819

Total comprehensive income for the year	620,615	1,791,204		2,411,819

Attributable to:
Equity holders of the parent	581,269	1,699,122		2,280,391
Non-controlling interest	39,346	92,082		131,428
Profit per share attributable to equity holders of the parent during the year:
Basic	4.61	13.48		18.10
Diluted	4.61	13.48		18.10

  b.3. Consolidated statements of comprehensive income June 30, 2014:

	30.06.14 (original)	30.06.14 (adjustment)		06.30.14 (recast)

Income from sales, rents and services	1445,190	—		1,445,190
Income from expenses and collective promotion funds	667,824	—		667,824
Operating costs	(956,238)	111,278	a)	(844,960)

Gross profit	1,156,776	111,278		1,268,054

Gain from disposal of investment properties	308	(308)	b)	—
Net gain from fair value of investment properties	—	2,803,023	c)	2,803,023
General and administrative expenses	(101,445)	—		(101,445)
Selling expenses	(76,854)	—		(76,854)
Other operating results, net	(27,387)	(552)	e)	(27,939)

Profit from operations	951,398	2,913,441		3,864,839

Share of (loss) / profit of associates and joint ventures	(13,535)	72,609	f)	59,074

Profit from operations before financing and taxation	937,863	2,986,050		3,923,913

Finance income	124,495	—		124,495
Finance cost	(499,901)	—		(499,901)
Other financial results	74,730	—		74,730

Financial results, net	(300,676)	—		(300,676)

Profit before income tax	637,187	2,986,050		3,623,237

Income tax expense	(226,700)	(1,024,143)	g)	(1,250,843)

Profit for the year	410,487	1,961,907		2,372,394

Total comprehensive income for the year	410,487	1,961,907		2,372,394

Attributable to:
Equity holders of the parent	377,003	1,895,831		2,272,834
Non-controlling interest	33,484	66,076		99,560
Profit per share attributable to equity holders of the parent during the year:
Basic	2.99	15.04		18.04
Diluted	2.99	15.04		18.04

  Explanation of the changes in the consolidated statement of comprehensive income

a)     Relates to the elimination of the depreciation of the investment properties and the change in value of property plant and equipment (see point d).

b)     Due to the change in accounting policy there is no gain from disposal of investment properties as the investment properties is measured at fair value until the date of the disposal.

c)     Represents the net change in far value.

d)     Investment property is transferred to property, plant and equipment as it is occupied by the owner. Therefore the transfer is the one that the property had at the time of the transfer and subsequently is valued in accordance with the accounting policy related to the item, in consequence depreciation charge increase

e)     The costs related to the disposal of investment property where reclassified to this line. Previously the costs were included in "Gain from disposal of investment properties".

f)      Changes in the share of profit / (loss) of associates and joint ventures resulting from the application of the same accounting policy as that issued by the group.

g)     Represents the tax effect of the impact of the change in accounting policy.

  b.4. Consolidated statements of financial position as of June 30, 2016:

	06.30.16 (as previously issued)	06.30.16 (adjustment)		06.30.16 (recast)

ASSETS
Non current assets
Investment properties	3,908,178	28,325,918	a)	32,234,096
Property, plant and equipment	116,111	2,214	b)	118,325
Trading properties	14,189	33,840	c)	48,029
Intangible assets	67,139	—		67,139
Investments in associates and joint ventures	229,695	368,064	d)	597,759
Deferred income tax assets	59,781	(8,022)	e)	51,759
Income tax credit	249	—		249
Trade and other receivables	488,198	—		488,198
Investments in financial assets	312,425	—		312,425

Total non current assets	5,195,965	28,722,014		33,917,979

Current assets
Inventories	18,202	—		18,202
Income tax credit	345,815	—		345,815
Trade and other receivables	1,934,134	—		1,934,134
Investments in financial assets	1,772,323	—		1,772,323
Cash and cash equivalents	33,049	—		33,049

Total current assets	4,103,523	—		4,103,523

TOTAL ASSETS	9,299,488	28,722,014		38,021,502

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	126,014	—		126,014
Inflation adjustment of share capital	69,381	—		69,381
Share premium	444,226	—		444,226
Legal reserve	39,078	—		39,078
Special reserve	15,802	2,684,390	f)	2,700,192
Changes in non-controlling interest	(19,770)	—		(19,770)
Retained earnings	816,600	15,478,896	f)	16,295,496

Total capital and reserves attributable to equity holders of the parent	1,491,331	18,163,286	f)	19,654,617

Non-controlling interest	180,784	594,816	g)	775,600

TOTAL SHAREHOLDERS' EQUITY	1,672,115	18,758,102		20,430,217

LIABILITIES
Non-current Liabilities
Trade and other payables	326,069	—		326,069
Borrowings	5,266,576	—		5,266,576
Deferred income tax liabilities	186,368	9,963,912	h)	10,150,280
Provisions	26,286	—		26,286

Total non-current liabilities	5,805,299	9,963,912		15,769,211

Current liabilities
Trade and other payables	963,931	—		963,931
Income tax liabilities	114,624	—		114,624
Payroll and social security liabilities	107,382	—		107,382
Borrowings	626,492	—		626,492
Derivative financial instruments	2,857	—		2,857
Provisions	6,788	—		6,788

Total current liabilities	1,822,074	—		1,822,074

TOTAL LIABILITIES	7,627,373	9,963,912		17,591,285

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	9,299,488	28,722,014		38,021,502

  b.5. Consolidated statements of financial position as of June 30, 2015:

	06.30.15 (as previously issued)	06.30.15 (adjustment)		06.30.15 (recast)

ASSETS
Non current assets
Investment properties	4,156,025	11,232,852	a)	15,388,877
Property, plant and equipment	109,394	11,590	b)	120,984
Trading properties	8,567	13,773	c)	22,340
Intangible assets	69,015	—		69,015
Investments in associates and joint ventures	181,918	146,431	d)	328,349
Deferred income tax assets	51,631	5,325	e)	56,956
Income tax credit	249	—		249
Trade and other receivables	90,431	—		90,431
Investments in financial assets	253,546	—		253,546

Total non current assets	4,920,776	11,409,971		16,330,747

Current assets
Trading properties	3,154	—		3,154
Inventories	15,347	—		15,347
Income tax credit	1,635	—		1,635
Trade and other receivables	808,016	—		808,016
Investments in financial assets	292,320	—		292,320
Cash and cash equivalents	303,499	—		303,499

Total current assets	1,423,971	—		1,423,971

TOTAL ASSETS	6,344,747	11,409,971		17,754,718

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	126,014	—		126,014
Inflation adjustment of share capital	69,381	—		69,381
Share premium	444,226	—		444,226
Legal reserve	39,078	—		39,078
Special reserve	15,802	2,684,390	f)	2,700,192
Changes in non-controlling interest	(19,770)	—		(19,770)
Retained earnings	283,582	4,474,214	f)	4,757,796

Total capital and reserves attributable to equity holders of the parent	958,313	7,158,604	f)	8,116,917

Non-controlling interest	184,834	258,666	g)	443,500

TOTAL SHAREHOLDERS' EQUITY	1,143,147	7,417,270		8,560,417

LIABILITIES
Non-current Liabilities
Trade and other payables	247,812	—		247,812
Borrowings	3,322,488	—		3,322,488
Deferred income tax liabilities	107,102	3,992,701	h)	4,099,803
Provisions	9,392	—		9,392

Total non-current liabilities	3,686,794	3,992,701		7,679,495

Current liabilities
Trade and other payables	802,151	—		802,151
Income tax liabilities	123,077	—		123,077
Payroll and social security liabilities	94,693	—		94,693
Borrowings	471,255	—		471,255
Provisions	23,630	—		23,630

Total current liabilities	1,514,806	—		1,514,806

TOTAL LIABILITIES	5,201,600	3,992,701		9,194,301

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	6,344,747	11,409,971		17,754,718

  b.6. Consolidated statements of financial position as of June 30, 2014:

	06.30.14 (as previously issued)	06.30.14 (adjustment)		06.30.14 (recast)

ASSETS
Non current assets
Investment properties	1,753,492	8,543,304	a)	10,296,796
Property, plant and equipment	23,552	—		23,552
Trading properties	8,325	1,336	c)	9,661
Intangible assets	65,754	—		65,754
Investments in associates and joint ventures	171,903	110,248	d)	282,151
Deferred income tax assets	40,326	—		40,326
Income tax credit	578	—		578
Trade and other receivables	85,914	—		85,914
Investments in financial assets	63,455	—		63,455

Total non current assets	2,213,299	8,654,888		10,868,187

Current assets
Trading properties	1,214	—		1,214
Inventories	10,368	—		10,368
Income tax credit	123	—		123
Trade and other receivables	937,204	—		937,204
Derivative financial instruments	1,234	—		1,234
Investments in financial assets	216,071	—		216,071
Cash and cash equivalents	116,706	—		116,706

Total current assets	1,282,920	—		1,282,920

TOTAL ASSETS	3,496,219	8,654,888		12,151,107

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	126,014	—		126,014
Inflation adjustment of share capital	69,381	—		69,381
Share premium	444,226	—		444,226
Legal reserve	39,078	—		39,078
Special reserve	15,802	2,684,390	f)	2,700,192
Changes in non-controlling interest	(19,707)	—		(19,707)
Retained earnings	138,693	2,775,092	f)	2,913,785

Total capital and reserves attributable to equity holders of the parent	813,487	5,459,482	f)	6,272,969

Non-controlling interest	192,102	166,584	g)	358,686

TOTAL SHAREHOLDERS' EQUITY	1,005,589	5,626,066		6,631,655

LIABILITIES
Non-current Liabilities
Trade and other payables	195,673	—		195,673
Borrowings	1,046,102	—		1,046,102
Deferred income tax liabilities	107,778	3,028,822	h)	3,136,600
Provisions	22,878	—		22,878

Total non-current liabilities	1,372,431	3,028,822		4,401,253

Current liabilities
Trade and other payables	489,811	—		489,811
Income tax liabilities	56,681	—		56,681
Payroll and social security liabilities	76,090	—		76,090
Borrowings	479,237	—		479,237
Derivative financial instruments	14,225	—		14,225
Provisions	2,155	—		2,155

Total current liabilities	1,118,199	—		1,118,199

TOTAL LIABILITIES	2,490,630	3,028,822		5,519,452

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	3,496,219	8,654,888		12,151,107

  b.7. Consolidated statements of financial position as of June 30, 2013:

	06.30.13 (as previously issued)	06.30.13 (adjustment)		06.30.13 (recast)

ASSETS
Non current assets
Investment properties	1,621,636	5,631,199	a)	7,252,835
Property, plant and equipment	20,169	—		20,169
Trading properties	653	—		653
Intangible assets	62,661	—		62,661
Investments in associates and joint ventures	171,117	37,639	d)	208,756
Deferred income tax assets	37,404	—		37,404
Income tax credit	5,083	—		5,083
Trade and other receivables	75,910	—		75,910
Investments in financial assets	99,963	—		99,963

Total non curren assets	2,094,596	5,668,838		7,763,434

Current assets
Trading properties	6,991	—		6,991
Inventories	9,896	—		9,896
Trade and other receivables	550,762	—		550,762
Investments in financial assets	169,174	—		169,174
Cash and cash equivalents	223,385	—		223,385

Total current assets	960,208	—		960,208

TOTAL ASSETS	3,054,804	5,668,838		8,723,642

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	126,014	—		126,014
Inflation adjustment of share capital	69,381	—		69,381
Share premium	444,226	—		444,226
Reserve of share-based compensation	6,607	—		6,607
Legal reserve	39,074	—		39,074
Reserve for new developments	3,302	—		3,302
Special reserve	15,802	2,684,390	f)	2,700,192
Changes in non-controlling interest	(19,707)	—		(19,707)
Retained earnings	164,224	879,261	f)	1,043,485

Total capital and reserves attributable to equity holders of the parent	848,923	3,563,651	f)	4,412,574

Non-controlling interest	161,892	100,508	g)	262,400

TOTAL SHAREHOLDERS' EQUITY	1,010,815	3,664,159		4,674,974

LIABILITIES
Non-current Liabilities
Trade and other payables	190,170	—		190,170
Borrowings	834,814	—		834,814
Deferred income tax liabilities	101,942	2,004,679	h)	2,106,621
Provisions	11,730	—		11,730

Total non-current liabilities	1,138,656	2,004,679		3,143,335

Current liabilities
Trade and other payables	437,750	—		437,750
Income tax liabilities	77,683	—		77,683
Payroll and social security liabilities	26,041	—		26,041
Borrowings	356,028	—		356,028
Derivative financial instruments	1,732	—		1,732
Provisions	6,099	—		6,099

Total current liabilities	905,333	—		905,333

TOTAL LIABILITIES	2,043,989	2,004,679		4,048,668

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	3,054,804	5,668,838		8,723,642

  Explanation of the changes in the consolidated statement of financial position

a)     Changes in the fair value of the investment property (as of June 30, 2016 - Ps. 30,005,220) and elimination of the depreciation (as of June 30, 2016 - Ps. 1,679,302) accounted previously.

b) and c)    Transfers from investment property to other asset classes have been updated to reflect the fair value of the investment property at the date of transfer.

d)     Changes in the share of profit / (loss) of associates and joint ventures resulting from the application of the same accounting policy as that issued by the group.

e) and h)    The tax effect of the impact of the change in accounting policy

f) and g)    The impact of the changes attributable to the equity holders of the parent and the non-controlling interest. See note 17 for details related to the special reserve.

  (c) Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its statement of financial position according with the operating cycle of each activity.

The operating cycle for activities related to the Group's investment property is 12 months. Therefore, current assets and current liabilities include the assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year. The operating cycle of activities related to the Group's investment property for sale depends on each specific project, and thus cannot be clearly defined. In general, assets and liabilities classified as investment property for sale are realized or discharged over many fiscal years, ranging between one and three years or, in exceptional cases, over a longer period. As a result, and for purposes of classification, the Group has assumed the operating cycle of investment property for sale to be 12 months.

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities (income tax payable), are presented separately from each other and from other assets and liabilities as current and non-current, respectively.

  (d) Presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to 'Peso amounts' or 'Ps.', are to Argentine Pesos, and references to 'USD' or 'US dollars' are to United States dollars.

  (e) End of the fiscal year

The fiscal year begins on July 1 and ends on June 30 every year.

  (f) Accounting conventions

The consolidated financial statements have been prepared under the deemed cost convention, except for investments properties, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and share-based compensation at fair value.

  (g) Cash flows

The Group reports cash flows from operating activities using the indirect method. Interest paid is presented within financing cash flows. Interest received is presented within investing activities. The acquisitions and disposals of investment properties are disclosed as cash flows from investing activities because this most appropriately reflects the Group's business activities. Cash flows in respect to trading properties are disclosed as cash flows from operating activities because these assets are sold in the ordinary course of business.

  (h) Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of the financial statements. The most significant judgments made by Management in applying the Group's accounting policies and the major estimates and significant judgments are described in Note 5.

2.2.  New accounting standards

The following standards, amendments and interpretations have been published by the IASB and by the IFRIC. Below we outline the standards, amendments and interpretations that may potentially have an impact on the Group at the time of application.

IFRS 16 "Leases".    Will supersede IAS 17 currently in force (and associated interpretations) and its scope includes all leases, with a few specific exceptions. Under the new standard, lessees are required to account for leases under one single model in the balance sheet that is similar to the one used to account for financial leases under IAS 17. There are two exceptions to this rule: to recognize the lease of low-cost assets (for example, personal computers) and short-term leases (for instance, leases for a 12 month or shorter term). As regards the lease commencement date, the lessee shall recognize the obligation to make rental payments (for instance, leases payable) and an asset that represents the right to use the leased asset during the term of the lease agreement (rights of use). There is almost no changes to lessor accounting. Becomes effective for fiscal years beginning on January 1, 2019, that is, in the case of the Group for the fiscal year ended on June 30, 2020. It may be applied earlier if IFRS 15 is also adopted. The Group is currently assessing the potential impact of the amendments on its financial statements.

Amendments to IAS 7 "Disclosure initiative".    Amendments provide that the entity shall disclose information so that users of the financial statements may assess the changes in liabilities resulting from financing activities, including both cash-flow and non-cash-flow derivatives. Becomes effective for fiscal years beginning on January 1, 2017, that is, in the case of the Group for the fiscal year ended on June 30, 2018. Comparative information for prior fiscal years is not mandatory. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

Amendments to IAS 12 "Recognition of deferred tax assets for unrealized losses".    The amendments clarify the accounting of deferred income tax assets in the case of unrealized losses on instruments measured at fair value. Becomes effective for fiscal years beginning on January 1, 2017, that is, in the case of the Group for the fiscal year ended on June 30, 2018. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements

Amendments to IAS 1 "Presentation of Financial Statements".    The amendments establish guidance on grouping significant items, provides for the disclosure of relevant information for certain items and disclosures that are to be included in relation to accounting policies adopted by each entity and other additional disclosures in financial statements. Becomes effective for fiscal years beginning on January 1, 2016, that is, in the case of the Group for the fiscal year ended on June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

Cycle of annual improvements 2014. IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations":    A new classification category has been established for these assets and the amendment adds guidance on how to treat changes to disposal plans for those assets classified as held for sale. Becomes effective for fiscal years beginning on January 1, 2016, that is, in the case of the Group for the fiscal year ended on June 30, 2017. The Group is currently assessing the potential impact of the amendments on its financial statements.

Cycle of annual improvements 2014. IFRS 7 "Financial Instruments: Disclosures":    It clarifies that amendments established in December 2011 on offsetting financial assets and liabilities, and amendments established in September 2014 will be of retroactive application to annual fiscal years as from January 1, 2013, in the first case, and January 1, 2016 in the second case. In addition, it sets forth the specific disclosure requirements related to servicing contracts related to financial assets transferred. Becomes effective for fiscal years beginning on January 1, 2016, that is, in the case of the Group for the fiscal year ended on June 30, 2017. The Group is currently assessing the potential impact of the amendments on its financial statements.

IAS 27 Revised "Separate financial statements".    On August 12, 2014 the IASB has released an amendment to IAS 27 "Equity method in separate financial statements". The amendment reinstates the equity method as an option to account for investments in subsidiaries, joint ventures and associates in separate financial statements. The amendment becomes effective for fiscal years beginning on or after January 1, 2016, that is, in the case of the Group for the fiscal year ended on June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

IFRS 9 "Financial Instruments".    This version adds a new impairment model based on expected losses and introduces some minor amendments to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and becomes effective for fiscal years starting on or after January 1, 2018 that is, in the case of the Group for financial statements ended on June 30, 2019. The Group is currently assessing the potential impact of the amendments on its financial statements.

IFRS 15 "Revenue from contracts with customers".    Replaces IAS 11 "Construction Contracts", IAS 18 "Revenue", IFRIC 13 "Customer Loyalty Programs", IFRIC 15 "Agreements for the Construction of Real Estate", IFRIC 18 "Transfer of Assets from Customers" and SIC-31 "Revenue—Barter Transactions Involving Advertising Services". Provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of obligations assumed with customers. Applies to all contracts with customers, other than those covered by other IFRSs, such as leases, insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income. IFRS 15 becomes effective for all fiscal years beginning as from January 1, 2017, that is financial statements ending June 30, 2018, and may be adopted earlier. Application is retroactive. As of the date of these Consolidated Financial Statements, the Group is assessing the impact that this standard shall have on its financial position and the results of operations.

Amendments to IAS 16 "Property, Plant and Equipment" and IAS 38 "Intangible Assets".    The amendments provide further guidance on the calculation of depreciation and amortization. Becomes effective for fiscal years beginning on or after January 1, 2016; hence, in the case of the Group, they become effective for the fiscal year ended June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

Modification to IFRS 11 "Joint Arrangements".    The amendments clarify accounting for acquisitions where the business involves joint operations. Amendment becomes effective for fiscal years beginning on or after January 1, 2016; hence, in the case of the Group, they become effective for the fiscal year ended June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

As of the original date of these financial statements there are no other standards, amendments and interpretations issued by the IASB and IFRIC that are yet to become effective and that are expected to have a material effect on the Group.

2.3.  Scope of consolidation

  (a) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group also analyze whether there is control when it does not hold more than 50% of the voting rights of an entity, but does have capacity to define its relevant activities because of de-facto control.

There may be de-facto control where the relative size of voting rights held by the Group in an entity in relation to the size and dilution of other shareholders gives the Group power to define the relevant activities of such entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

IFRS 3 "Business Combination" allows up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

The Group has elected to recognize acquisition of assets or group of assets carried out between entities under common control who also qualify as "Business Combination" according to IFRS 3, using acquisition method.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquirer's net assets. The Group chooses the method to be used on case by case bases.

The excess of the sum of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement as "Bargain purchase gains".

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries are changed where necessary to ensure consistency with the policies adopted by the Group. The majority of subsidiaries have the same year-end as the Group's, however, a small number of subsidiaries have non-coterminous year-ends. In these circumstances, special-purpose financial statements prepared as of June 30 of each year are used for purposes of the Group consolidation.

The Group conducts its business through several operating and holding subsidiaries. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held directly by the Group and the proportion of ownership interests held equals to the voting rights held by the Group. The country of incorporation or registration is also their place of business. Subsidiaries are shown in alphabetical order.

			June 30, 2016		June 30, 2015		June 30, 2014
Name of the entity	Place of business / country of incorporation	Principal activities	% of ownership interest held by the group	% of ownership interest held by non- controlling interest	% of ownership interest held by the group	% of ownership interest held by non- controlling interest	% of ownership interest held by the group	% of ownership interest held by non- controlling interest

Direct equity interest of IRSA Propiedades Comerciales S.A.:
Arcos del Gourmet S.A.	Argentina	Real estate	90%	10%	90%	10%	90%	10%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	46.32%	53.68%	46.32%	53.68%	46.32%
Fibesa S.A.	Argentina	Real estate	100%	—	100%	—	100%	—
Panamerican Mall S.A.	Argentina	Real estate	80%	20%	80%	20%	80%	20%
Shopping Neuquén S.A.	Argentina	Real estate	99.14%	0.86%	99.14%	0.86%	99.07%	0.93%
Torodur S.A.	Uruguay	Investment	100%	—	100%	—	100%	—
Conil S.A.	Argentina	Real estate	—	—	—	—	100%	—

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant. In quantitative terms, the Group considers significant those investments that individually represent at least 20% of the total equity attributable to non-controlling interest in subsidiaries at the each year end. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

Summarized financial information on subsidiaries with material non-controlling interests and other information are included in Note 7.

  (b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is to say, as transactions with the owners in their capacity as owners. The amount recorded is the difference between the fair value of any consideration paid and/or collected and the relevant share acquired and/or transferred of the carrying value of net assets of the subsidiary.

  (c) Disposal of subsidiaries with loss of control

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

  (d) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and less than 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The Group's investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group's share of post-acquisition profit or loss is recognized in the income statement, and its share of post- acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to "share of profit / (loss) of an associate and joint ventures" in the statement of comprehensive income.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group's financial statements only to the extent of unrelated investor's interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

For purposes of including the earnings of associates by applying the equity method, the Group uses financial statements of the associates as of the same date or a or a later date, provided the difference between the reporting date of the associate and that of the Group cannot be longer than three months. In these cases, the Group assesses and adjusts the results of such associates for material transactions or other material events occurred during the interim period.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in associates are considered significant. In quantitative terms, the investments that individually represent at least 20% of equity in earnings of joint ventures in the consolidated income statement and, simultaneously, at least 20% of all investments in joint ventures total equity attributable to non-controlling interest in associates at the each year end are considered significant. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

Summarized financial information and other information for associates are included in Note 9.

  (e) Joint arrangements

Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Investments in joint ventures are accounted for under the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group's share of the post-acquisition of profits or losses and movements in other comprehensive income in the income statement and in other comprehensive income respectively.

When the Group's share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group's net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to 'share of profit/ (loss) of an associate and joint ventures' in the statement of comprehensive income.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group's interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in joint ventures are considered significant. In quantitative terms, the investments that individually represent at least 20% of equity in earnings of joint ventures in the consolidated income statement and, simultaneously, at least 20% the total equity attributable to non-controlling interest in joint ventures at the each year end are considered significant. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

Summarized financial information and other information for significant joint ventures are included in Note 8.

2.4. Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker ("CODM") the Group´s Executive Committee. The CODM is responsible for allocating resources and assessing performance of the operating segments. The operating segments are described in Note 6.

2.5.  Foreign currency translation

  (a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Argentine Pesos, which is the Group's presentation currency.

  (b) Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of comprehensive income within finance income and finance costs, as appropriate, unless they are capitalized as explained in Note 2.19..

2.6. Investment properties

Investment properties are those properties owned by the Group that are held either to earn long-term rental income or for capital appreciation and that are not occupied by the Group for its own operations. Properties occupied by associates or joint ventures are accounted for as investment properties in the consolidated financial statements. Investment property also includes properties that is being constructed or developed for future use as investment property. The Group also classifies land whose future use has not been determined yet as investment property.

When a property is partially owner-occupied, with the rest being held for rental income or capital appreciation, the Group accounts for the portions separately. The portion that is owner-occupied is accounted for as property, plant and equipment under IAS 16 "Property, Plant and Equipment" and the portion that is held for rental income or capital appreciation, or both, is treated as investment property under IAS 40 "Investment Property".

The Group's investment properties primarily comprise the Group's portfolio of Shopping Malls and offices, certain property under development and other undeveloped land.

Investment property is measured initially at cost. Cost comprises the purchase price and directly attributable expenditures, such as legal fees, certain direct taxes, commissions and in the case of properties under construction, the capitalization of financial costs.

For properties under development, capitalization of costs includes all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating. Capitalized costs include mainly the part attributable to third-party service costs, as well as the materials necessary for construction. Capitalization of such costs ceases when the property reaches the operating conditions indicated above.

Direct expenses related to lease contract negotiation (as well as payment to third parties for services rendered and certain specific taxes related to execution of such contracts) are capitalized as part of the book value of the relevant investment properties and amortized over the term of the lease.

Borrowing costs associated with properties under development or undergoing major refurbishment are capitalized. The finance cost capitalized is calculated using the Group's weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Finance cost is capitalized as from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Finance cost is also capitalized on the purchase cost of land or property acquired specifically for redevelopment in the short term but only when activities necessary to prepare the asset for redevelopment are in progress.

After initial recognition, investment property is carried at fair value. Investment property that is being redeveloped for continuing use as investment property or for which the market has become less active continues to be measured at fair value. Investment property under construction is measured at fair value if the fair value is considered to be reliably determinable. Investment properties under construction for which the fair value cannot be determined reliably, but for which the Group expects that the fair value of the property will be reliably determinable when construction is completed, are measured at cost less impairment until the fair value becomes reliably determinable or construction is completed, whichever is earlier.

Fair values are determined differently depending on the type of property being measured.

Generally, fair value of office buildings and land reserves is based on active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods, such as recent prices on less active markets or discounted cash flow projections.

The fair value of the Group's portfolio of Shopping Malls is based on discounted cash flow projections. This method of valuation is commonly used in the shopping mall industry in the region where the Group conducts its operations.

As required by Resolution 576/10 of the Comision Nacional de Valores, valuations are performed as of the financial position date by professional valuers who hold recognized and relevant professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the consolidated financial statements. The fair value of investment property reflects, among other things, rental income from current leases and other assumptions market participants would make when pricing the property under current market conditions.

Subsequent expenditure is capitalized to the asset's carrying amount only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed when incurred. When part of an investment property is replaced, the carrying amount of the replaced part is derecognized.

Changes in fair values are recognized in the income statement under the line item "Net gain from fair value adjustment on investment properties".

Asset transfers, whether assets classified under investments properties are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the owner, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of owner occupation, where it is transferred from Property, plant and equipment to investment properties; or d) commencement of an operating lease transactions with a third party, where properties for sale is transferred to investment property. The value of the transfer is the one that the property had at the time of the transfer and subsequently is valued in accordance with the accounting policy related to the item.

The Group may sell its investment property when it considers they are not core to its ongoing rental business activities. Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. Where the Group disposes of a property at fair value in an arm's length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the other comprehensive income statement in the line "Net gain from fair value adjustment of investment properties".

The disposal of investment property are recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are recognized when legal title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the case of conditional agreements, the disposal is accounted for where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "other operating income and expenses, net" in the income statement at the time they are incurred.

2.7.  Property, plant and equipment

This category primarily comprises buildings or portions of a building used for administrative purposes, machines, computers and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group's corporate offices.

All property, plant and equipment ("PPE") are stated at historical cost less depreciation and accumulated impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating. Capitalized costs include mainly the part attributable to third-party service costs, as well as the materials necessary for construction. Capitalization of such costs ceases when the property reaches the operating conditions indicated above.

Borrowing costs are directly attributable incurred for the purpose of acquiring, constructing or producing a qualifying PPE are capitalized as part of its cost. A qualifying PPE is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalized during the period of construction or production of the eligible asset; such capitalization ceases once the necessary activities for the asset to have the intended use have been completed, or else capitalization is suspended while construction activity is suspended.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized the carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets' estimated useful lives. As of June 30, 2016 useful lives are as follows:

Other buildings and facilities	Between 5 and 23 years
Furniture and fixtures	10 years
Machinery and equipment	Between 3 and 10 years
Vehicles	5 years
Others	3 years

As of each period-end an evaluation is performed to determine the existence of indicators of any decrease in recoverable value or useful life of assets. If there are any indicators, the recoverable amount and/or residual useful life of impaired asset(s) is estimated, and an impairment adjustment is made, if applicable. As of each year-end, the residual useful life of assets is estimated and adjusted, if necessary.

An asset's carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount (see Note 2.10.).

Gains from the sale of these assets are recognized when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

Gains and losses on disposals are determined by comparing the proceeds, net of direct expenses related to those proceeds, with carrying amount at the date of each transaction. Gains and losses from the disposal of property, plant and equipment items are recognized within "Other operating results, net" in the statement of comprehensive income.

2.8. Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement.

  A Group company is the lessor:

Operating lease—properties leased out to tenants under operating leases are included in "Investment properties" in the statement of financial position. See Note 2.25. for the recognition of rental income.

Finance lease—the Group does not have any assets leased out under finance leases.

  A Group company is the lessee:

Operating lease—leases in which substantially all risks and rewards of ownership are retained by another party, the lessor, are classified as operating leases. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. Significant leases where the Group acts as lessee under operating leases mainly include principal offices.

Finance lease—leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Liabilities corresponding to finance leases, measured at discounted value, are included in current and non-current borrowings. Significant leases where the Group acts as lessee under finance leases include machinery and computer equipment.

2.9. Intangible assets

  (a) Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is initially measured as the difference between the fair value of the consideration transferred, plus the amount of non-controlling interest in the acquisition and, in business combinations achieved in stages, the acquisition-date fair value of the previously held equity interest in the acquisition; and the net fair value of the identifiable assets and liabilities assumed on the acquisition date.

At acquisition goodwill is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment (see Note 2.10.). Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries is included within "Intangible assets" on the statement of financial position.

Goodwill may also arise upon investments in associates and joint ventures, being the surplus of the cost of investment over the Group's share of the fair value of the net identifiable assets. Such goodwill is recorded within investments in associates or joint ventures.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment.

  (b) Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of 3 years.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software product so that it will be available for use; (ii) management intends to complete the software product and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it can be demonstrated how the software product will generate probable future economic benefits; (v) adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and (vi) the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Computer software development costs recognized as assets are amortized over their estimated useful lives, which does not exceed 3 years.

  (c) Rights of use

The Group acquired certain rights to develop a plot of land and facilities. These rights primarily comprise the right to develop the land and attached buildings and facilities known as Distrito Arcos ("Arcos").

The Arcos land and attached facilities is owned by Administration of Railway Infrastructure ("ADIF", as per its Spanish acronym), a governmental agency created for the management of certain State´s properties, particularly assets pertaining to the railway system. The Arcos are the old warehouse and adjacent spaces below the tracks of the San Martin railway lines. The right was acquired as part of the Arcos acquisition and is carried at acquisition cost less accumulated amortization. Amortization is calculated using the straight-line method over the period in which the economic benefits of use accrue. The Group must pay ADIF a fee on a monthly basis.

  (d) Right to receive future units under barter agreements

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. The Group generally receives monetary assets as part of the transactions and/or a right to receive future units to be constructed by developers. Such rights are initially recognized at cost (which is the fair value of the land assigned) and such rights are not adjusted later, unless there is any sign of impairment.

2.10.  Impairment of assets

  (a) Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. In order to determine whether any impairment loss should be recognized, the book value of cash-generating units or cash generating unit groups is compared against its recoverable value. Net book value of cash-generating units and cash generating unit groups include goodwill and assets with limited useful life (such as, property, plant and equipment, intangible assets and working capital net).

If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are included in the statement of comprehensive income and are not reversed in a subsequent period.

Recoverable amount of the cash-generating unit is the higher of fair value less costs-to-sell and value-in-use. The fair value is the amount at which a cash-generating unit may be sold in a current transaction between unrelated, willing and duly informed parties. Value-in-use is the present value of all estimated future cash flows expected to be derived from cash-generating units or cash-generating unit groups.

  (b) Property, plant and equipment and definite-lived intangible assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment, and definitive-lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. When the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income.

Assets or cash-generating units that have suffered an impairment loss are revised as of each year-end date to assess a potential reversal of such impairment. The impairment loss recognized in prior fiscal years may only be reversed if there has been a change in the estimates used to assess the recoverable value of assets or the cash-generating unit since the recognition of the impairment loss.

Where an impairment loss subsequently reverses the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined if no impairment loss had been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in the statement of comprehensive income.

2.11.  Trading properties

Trading properties comprises those properties either intended for sale or in the process of construction for sale. Trading properties are carried at the lower of cost and net realizable value. Where there is a change in use of investment properties evidenced by the commencement of development with a view to sale, the properties are reclassified as trading properties at their cost, which is the carrying value at the date of change in use. They are subsequently carried at the lower of cost and net realizable value.

Cost comprises all direct costs of purchase, costs of conversion and other costs incurred in bringing the trading properties to their present location and condition.

Borrowing costs incurred for the purpose of acquiring, constructing or producing a qualifying trading property are capitalized as part of its cost. A qualifying trading property is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalized while acquisition, construction or production is actively underway and cease once the asset is substantially complete or suspended if the development of the asset is suspended.

Net realizable value is the estimated selling price in the ordinary course of business less costs to complete redevelopment and selling expenses. If the net realizable value is lower than the carrying amount, a write-down is recognized for the amount by which the carrying amount exceeds its net realizable value. Write-downs are reversed when circumstances that caused the write-down cease to exist, or when net realizable value increases.

2.12.   Inventories

Inventories mainly include materials, supplies or other assets required to offer different services.

Supplies and the rest of materials and assets classified in this category are measured at the lower of cost or net realizable value. The cost of supplies, materials and other assets is determined using the weighted average cost method.

2.13.  Financial instruments

  (a) Classification

Accordingly with previous versions to the IFRS 9 (see Note 2.2), the Group classifies its financial assets in the following categories: those to be measured at fair value and those to be measured at amortized cost. This classification depends on whether the financial asset is a debt or an equity instrument.

  Debt instruments

  (i) Financial assets at amortized cost

A debt instrument is classified as 'amortized cost' only if both of the following criteria are met: (i) the objective of the Group's business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in the debt instrument are considered in determining whether the cash flows of the instrument are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

At year-end, the Group's financial assets at amortized cost comprise items of cash, trade and other receivables.

  (ii) Financial assets at fair value through profit or loss

If either of the two criteria above is not met, the debt instrument is classified as "fair value through profit or loss". The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.

Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within "Financial results, net" in the statement of comprehensive income.

At year-end, the Group's financial assets at fair value through profit or loss comprise mutual funds, government bonds, non-convertible notes and public companies.

  Equity instruments

All equity instruments, which are not subsidiaries associate companies and joint venture of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss.

The Group decided to recognize changes in fair value of equity instruments through changes in profit or loss.

Changes in fair values and results from disposal of equity investments at fair value through profit or loss and dividends income are recorded within "Financial results, net" in the statement of comprehensive income.

  (b) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date—the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of comprehensive income.

Results on debt instruments measured at amortized cost and not identified for hedging purposes are charged to income where the financial assets are derecognized or an impairment loss is recognized and during the amortization process under the effective interest method.

All equity investments, which are not subsidiaries associate companies and joint venture of the Group, are measured at fair value.

The Group is required to reclassify all affected investments in debt instruments when and only when its business model for managing those assets changes.

  (c) Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) the can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulties, defaults or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows.

The amount of the impairment is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated statement of comprehensive income.

  (d) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.14.   Derivative financial instruments and hedging activities

Derivatives financial instruments are initially recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group manages exposures to various risks using hedging instruments that provide the appropriate economic outcome. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used future and forwards contracts, as deemed appropriate.

The Group's policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. To date the Group has not applied hedge accounting to any of its derivative financial instruments. Trading derivatives are classified as a current asset or liability on the statement of financial position. Gains and losses on other derivatives are classified in "Financial results, net", in the statement of comprehensive income.

The fair values of financial instruments that are traded in active markets are computed by reference to market prices. The fair value of derivative financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

2.15.  Trade and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

A provision of doubtful accounts is recorded when there is objective evidence that the Group may not be able to collect all receivables within their original payment term. Indicators of doubtful accounts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankruptcy, or any event of default or past due account.

In the case of larger non-homogeneous receivables, the Group generally measures the impairment provision on an individual basis. When assessed individually, the Group records a provision for impairment which amounts to the difference between the value of the discounted expected future cash flows of the receivable and its carrying amount, taking into account the existing collateral, if any. This provision takes into consideration the financial situation of the debtor, the resources, payment track-record and, if applicable, the value of collateral.

The Group collectively evaluates for impairment smaller-balance homogeneous receivables, which are grouped on the basis of similar risk characteristics, taking into account asset type, collateral type, past-due status and other relevant factors. The Group applies allowance factors, which in the judgment of management represent the expected losses over the life of the receivables. In determining those factors, the Group considers the following: (i) delinquencies of the credits, (ii) loss history and the general behavior of clients, (iii) trends in volume and terms of receivables, (iv) the experience and depth of the debtors' management, (v) national and local economic trends, (vi) concentrations of credit by individual credit size and by class of receivable, and (vii) the effect of other external factors.

The amount of the provision of doubtful accounts is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of income within "Selling expenses". Subsequent recoveries of amounts previously written off are credited against "Selling expenses" in the statement of comprehensive income.

2.16.   Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.17.   Tenant deposits

The Group generally obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposits are generally equivalent to one month of lease rentals. Such deposits are treated as both a financial assets and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (refer to Note 2.25. for the recognition of rental income). The deposits are subsequently measured at amortized cost.

2.18.   Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

2.19.   Borrowing costs

General and specific borrowing costs (interest and foreign exchange differences) directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

The Group capitalizes borrowing costs on qualifying investment properties, property, plant and equipment and trading properties.

2.20.  Provisions

Provisions are recognized when: (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are not recognized for future operating losses.

The amount of its accruals is based on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized in the statement of comprehensive Income.

2.21.   Employee benefits

  (a) Pension plans obligations

The Group operates a defined contribution plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense in the statement of comprehensive income when they are due.

  (b) Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

  (c) Bonus plans

The Group recognizes a liability and an expense for bonuses based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

2.22.   Share-based payments

The Group operates an incentive plan, under which certain selected employees, directors and top management of IRSA Propiedades Comerciales S.A., IRSA and Cresud have a right to matching shares of IRSA and Cresud, although they must hold their purchased shares and remain with the employer entity for a certain period of time.

The fair value of the equity settled awards is measured at the date of grant. Management measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations.

The fair value of the share-based payment will be recognized in the statement of comprehensive income under the straight-line method over the vesting period in which the right to the shares of IRSA and Cresud becomes irrevocable ("vesting period"); such value shall be based on the best available estimate of the number of shares expected to vest. Such estimate shall be revised provided subsequent information available indicates that the number of shares expected to vest differs from original estimates.

2.23.   Current and deferred income tax

Tax expense for the year comprises the charge for tax currently payable and deferred taxation. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Entities in Argentina are subject to the Minimum Presumed Income Tax ("MPIT"). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges within the applicable 10-year period, the Group recognizes the MPIT as a current or non-current receivable, as applicable, within "Trade and other receivables" in the statement of financial position.

2.24.  Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Do not include bank overdrafts.

2.25.   Revenue recognition

Revenue of Group´s activities principally derived from business activities carried out in Shopping Malls and buildings for rental and mainly include rental income from shopping mall properties and offices leased under operating leases, admission rights, commissions and revenue from several services provided to the Group's lessees.

Revenue from the sale of properties is recognized when: (a) material risks and benefits derived from title to property have been transferred; (b) the company does not retain any management function on the assets sold nor does it have any control whatsoever on such assets; (c) the amount of revenues and costs associated to the transaction may be measured on a reliable basis; and (d) the company is expected to accrue the economic benefits associated to the transaction.

Revenue from the provision of services is recognized when: (a) the amount of revenue and costs associated to the services may be measured on a reliable basis; (b) the company is expected to accrue the economic benefits associated to the transaction, and (c) the level of completion of services may be measured on a reliable basis.

•
Shopping Malls portfolio

Primarily comprises rental income from shopping mall properties lease out over operating leases, admission rights, commissions and revenue from several services provided to the Group's lessees.

All lease agreements in Argentina are cancelable pursuant to Argentine Law 23,091 "Urban Real Estate" as amended by Law 24,808. Under this law, a lease is not cancelable within the first six months of the agreement, but provides that after that initial non-cancelable period, tenants may rescind agreements at any time upon giving prior written notice to lessors. Cancellations are subject to one-and-a-half month's rent if rescinded during the first year of the lease and one month's rent if rescinded after the first year of the lease.

The Group analyzed the definition of leasing term which IAS 17 provides that a non-cancelable lease is a lease that is cancelable only (a) upon the occurrence of some remote contingency, (b) with the permission of the lessor, (c) if the lessee enters into a new lease with the same lessor or (d) upon payment by the lessee of such an additional amount that, at inception of the lease, continuation of the lease is reasonably certain.

The Group has determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. The Group concluded that, even though a lease is cancelable under the law, tenants would incur significant "economic penalties" if the leases are terminated prior to expiry. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. The Group reached this conclusion based on factors such as: (i) the strategic geographical location and accessibility to customers of the Group's investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains); (iii) limited availability of identical revenue-producing space in the areas where the Group's investment properties are located; (iv) the tenants' brand image and other competitive considerations; (v) tenants' significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of the Group's tenants only have stores in Shopping Malls with a few or none street stores.

Leases of Shopping Malls are generally required to pay the higher of: (i) a base monthly rent (the "Base Rent") and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the "Contingent Rent"), which generally ranges between 3% and 12% of gross sales. Moreover, in accordance with agreements entered into for most locations, the Base Rent is subject to scheduled increases, typically between 18% and 28% per year over the term of the lease.

In addition, some lease contracts include provisions that set forth variable rent based on specific volumes of sales and other types of ratios.

Rental income from shopping mall properties leased out under operating leases is recognized in the income statement on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent reviews are recognized when such reviews have been agreed with tenants.

Tenants in the Group's Shopping Malls are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the statement of income under a straight-line basis over the term of the respective lease agreement.

The Group acts as its own leasing agent for arranging and closing lease agreements in its shopping mall properties and consequently earns letting fees. Letting fees are paid by tenants upon the successful closing of an agreement. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the statement of income on a straight-line basis over the term of the lease agreements.

Lease contracts also provide that common area maintenance ("CAM") of the Group's Shopping Malls are borne by the corresponding lessees, generally on a proportionally basis. These common area service charges ("CAM") include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the Shopping Malls. The lessor is responsible for determining the need and suitability of incurring a common area service charge. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group has assessed the substance of the transactions and concluded that the Group is acting as a principal since it has exposure to the significant risks and rewards associated with the rendering of services.

Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Under the lease contracts entered into, lessees also agree to participate in collective promotion funds ("C_PF") to be used in advertising and promoting the Group's Shopping Malls. Each lessee's participation is generally calculated as a percentage of the monthly rent accrued. Revenue so derived is also included under rental income and services segregated from advertising and promotion expenses. Such expenses are charged to income when incurred.

On the other hand, revenue includes income from managed operations and other services such as car parking lots. Those revenues are recognized on an accrual basis as services are provided.

•
Office and other rental properties portfolio

Rental income from office and other rental properties include rental income from office leased out under operating leases, income for services and expenses recovery paid by tenant.

Rental income from office and other rental properties leased out under operating leases is recognized in the income statement on a straight-line basis over the term of the leases ('rent averaging'). When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, are recorded as income in the periods in which they are collected. Rent reviews are recognized when such reviews have been agreed with tenants.

Lease contracts also provide that common area service charges of the Group's office and other rental properties are borne by the corresponding lessees, generally on a proportionally basis. These common area service charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the Shopping Malls. The Group acts as the management of rent properties. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases. The Group accrues reimbursements from tenants for recoverable portions of all these expenses as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

•
Sales and Development activities

Revenue from sale and developments of real estate properties primarily comprises the results from the sale of trading properties. Results from the sale of properties are recognized only when the significant risks and rewards have been transferred to the buyer. This normally takes place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange). For conditional exchanges, sales are recognized when these conditions are satisfied.

The Group applies IFRIC 15 "Agreements for the Construction of Real Estate" IFRIC 15 gives guidance as to which standard applies when accounting for the construction of real estate; that is IAS 11 "Construction Contracts" or IAS 18 "Revenue". IFRIC 15 interprets that an agreement meets the definition of a construction contract under IAS 11 when the buyer is able to specify the major structural elements of the design of the property either before or during construction. Furthermore, IFRIC 15 interprets that an agreement is for the sale of goods under IAS 18 when construction takes place independently of the agreement and the buyer has only a limited ability to influence the design. The Group has assessed the nature of its agreements and determined that they are within the scope of IAS 18. As a result, the Group recognizes revenue from the sale of open market private homes and commercial units entirely at the point of legal completion in accordance with IAS 18.

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. Sometimes, the Group also receives cash as part of the transactions. The legal entitle together with all risks and rewards of ownership to the land are transferred to the developer upon sale. The Group generally requires the developer to issue surety insurances or to mortgage the land in favor of the Group as performance guarantee. In the event the developer does not fulfill its obligations, the Group forecloses the land through the execution of the mortgage or the surety insurances, together with a cash penalty.

The Group determines that its barter transactions have commercial substance and that the conditions for revenue recognition on the transfer of land are met at the time the transaction takes place. Revenue is then recognized at the fair value of the goods delivered, adjusted by the amount of cash received, if any. In exchange for the land given up, the Group receives cash, if any, and an in-kind receivable. Such receivable is initially recognized at fair value but is not subsequently remeasured. In exchange for the land given up, the Group receives cash and/or a right to receive future units to be constructed in land under barter transactions. The in-kind receivable is initially recognized at cost (being the fair value of the transferred land) as intangible asset in the statement of financial position named "Right to receive future units" (Barter transactions). The mentioned intangible asset is not adjusted in subsequent years unless there is a sign of impairment.

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the significant risks and rewards are transferred to the buyer. This will normally take place when the deeds of title are transferred to the homebuyer.

However, the Group may market the residential apartments during construction or even before construction commences. In these situations, homebuyers generally surrenders a down payment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the unfulfillment of the developer's obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

2.26.  Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any of Group's companies purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

2.27.   Earnings per share

Earning per share is calculated by dividing the profit for the year attributable to equity holders of the parent by the weighted average of common shares outstanding during the year. Diluted earning per share is computed by dividing the profit for the year by the weighted average of common shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

In computing diluted earnings per share, income available to common shareholders used in the basic earnings per share calculation is adjusted to add back the after-tax amount of interest recognized in the year with respect to any debt convertible to common stock. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted earning per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted earnings per share excludes potential common shares if their effect is anti-dilutive. See Note 35 for details.

2.28.  Dividend distribution

Cash dividend distribution to the Group's shareholders is recognized as a liability in the period in which the dividends are approved.

As indicated in Note 28, the Group has been refunded dividends deposited with the Caja de Valores. Such amounts have been recorded either under Retained Earnings, if already forfeited or under Trade and Other Payables, if not forfeited.

2.29.  Dividends income

Dividends earned are recorded when declared.

2.30.  Comparative information

During the fiscal year ended June 30, 2016, there has been a devaluation of the Argentine peso in relation to the US Dollar and other currencies that accounted for approximately 65%. This situation affects the comparability of figures disclosed in these financial statements, arising mainly from the exchange rate impact on our revenues and costs of the "offices and others" segment, and our assets and liabilities in foreign currency.

3.     Acquisitions and disposals

  Fiscal year ended as of June 30, 2016

  Acquisitions

  April 6, 2016: building office to be constructed owned by IRSA

IRSA Propiedades Comerciales S.A. has acquired from its controlling company IRSA, 16,012 square meters corresponding to 14 floors (13 to 16 and 21 to 30) for purposes of long-term leasing and 142 parking spaces in the building to be built in the Catalina area in the City of Buenos Aires. The building to be constructed has a total gross leasing area of 35,468 square meters in 30 office floors and 316 parking lots in four undergrounds; possession is scheduled to be delivered in December 2019 and the conveyance deed is expected to be executed in December 2020.

The price of the transaction was established based on two components: a "Determined" part corresponding to the incidence of land on the square meters acquired by the Company in an amount of Ps. 455.7 million (approximately USD/square meter 1,600 + VAT) that were paid on the execution date and a "To Be Determined" part, where IRSA will shift the company only the real cost of the construction works per square meter.

  December 30, 2015: plot of land adjoining shopping alto avellaneda

On December 30, 2015, the Group signed a purchase agreement—granting possession—for the acquisition of a plot of land of approximately 3,822 square meters located in Avellaneda, Province of Buenos Aires, for a potential enlargement of the shopping mall Alto Avellaneda. The transaction amounted to USD 2.0 million, out of which USD 1.3 million have been paid. The balance will be paid as follows: USD 0.2 million upon registration of the measurement plan and USD 0.5 million upon delivery of the deed conveying title to the property.

  Disposals

  February 2, 2016: units of intercontinental plaza building

IRSA Propiedades Comerciales conveyed title to 851 square meters corresponding to an office and 8 parking lots in the Intercontinental Plaza building to an unrelated party. The Company still holds 6,308 square meters of the building. The total amount of the transaction was Ps. 41.5 million, which has already fully paid by the purchaser.

  September 10, 2015: units of intercontinental plaza building

IRSA Propiedades Comerciales conveyed title to 5,963 square meters corresponding to 7 office floors, 56 parking lots and 3 storage units in the Intercontinental Plaza building to a unrelated party, with 7,159 square meters of the building being held by the Company. The total amount of the transaction was Ps. 324.5 million, which has already fully paid by the purchaser.

  Fiscal year ended as of June 30, 2015

  Acquisitions

  May 6, 2015: plot of land in the province of córdoba

The Group acquired a building located in Villa Cabrera, Córdoba. The price was agreed upon at Ps. 3.1 million which has already been paid.

  December 22, 2014: office buildings to our controlling company IRSA

IRSA Propiedades Comerciales acquired from IRSA, 83,789 square meters of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the "Intercontinental II" plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina.

The total amount of the transaction was USD 308 million, which have already been paid as of June 30, 2016.

Considering that the transaction has been carried out between entities under common control, the Group has chosen—as indicated in Note 2.3.a—to record this transaction under the acquisition method provided by IFRS 3 "Business Combinations".

The following chart shows the consideration paid and the net assets acquired as of the acquisition date.

	Amount (in millions of USD)	Amount (in millions of Ps.)

Consideration paid:
Cash	10.5	89.8
Assignment of receivables between related parties	21.3	182.2
Cancellation of loan agreement with IRSA	14.7	125.7
Transfer of IRSA non-convertible notes 2020 and 2017	5.1	43.6
Transfer of IRSA Propiedades Comerciales S.A. non-convertible notes Class I due 2017	10.0	85.7
Loan agreements with IRSA (due 2017)	150.0	1,284.1
Loan agreements with IRSA (due 2020)	96.4	825.4

Total consideration paid	308.0	2,636.5

Recognized balances of acquired identifiable assets:
Investment properties (Note 10)	300.9	2,562.2
Property, plant and equipment (Note 11)	7.1	74.3

Total net identifiable assets	308.0	2,636.5

As of June 30, 2015 acquisition cost of assets was recognized in other operating results, net in the statement of comprehensive income for an amount of Ps. 58.6 million.

Income generated by the portfolio of real property acquired as from December 22, 2014 has been included in the statement of comprehensive income amounted to Ps. 141.0 million and have been recorded in the statement of comprehensive income under the line income from sales, rents and services.

If the acquisition had occurred at the beginning of the fiscal year 2015, consolidated Pro-Forma revenue and profit for the year ended June 30, 2015 would have been Ps. 2,884.0 million and Ps. 632.6 million, respectively.

  Disposals

  June 30, 2015: functional units in intercontinental plaza building

On May 5, 2015 the Company signed a bill of sale to transfer to a unrelated party, 8,470 square meters corresponding to 9 offices floors and 72 parking units of Intercontinental Plaza building. The amount of the transaction was Ps. 376.4 million, which has already been paid in full by the purchaser.

On June 30, 2015, the title deed and conveyance of ownership of the units mentioned before was executed.

  September 2, 2014: equity interest in avenida inc.

On July 18, 2014, the Group—through Torodur S.A., exercised the warrant held associated to this investment and consequently its interest in Avenida Inc. increased to 6,172,840 shares or 35.46% of its capital stock. However, simultaneously, the Group's holding was reduced to 23.01% as a result of the acquisition of 35.12% interest in the Company by a new investor.

Subsequently, on September 2, Torodur S.A. sold 1,430,000 shares representing 5% of the Avenida Inc.'s capital stock in the amount of Ps. 19.1 million (USD 2.3 million), thus reducing the equity interest to 17.68% of its share capital. Such transaction generated a gain of Ps. 8.8 million included in "Other operation results, net" in the statement of comprehensive income.

As a result of the sale of the interest, the Group has ceased to have significant influence in the Company and, as a result, has ceased to recognize the equity interest in Avenida Inc. as investment in associates and has considered as a financial asset at fair value in the financial statements since June 30, 2015.

  Fiscal year ended as of June 30, 2014

  Acquisitions

  May 22, 2014: building next to shopping alto palermo

IRSA Propiedades Comerciales S.A. acquired commercial premises with an area of 40 square meters, next to our shopping Alto Palermo, located on the ground floor of the building located in Av. Santa Fe 3255/57/59 in an amount of USD 3.8 million.

  September 16, 2013: purchase option agreement for arcos del gourmet S.A.

IRSA Propiedades Comerciales S.A. entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos del Gourmet S.A.), whereby the latter grant to IRSA Propiedades Comerciales S.A. an exclusive and irrevocable option to purchase 10% of the equity interest of Arcos del Gourmet S.A., which can be executed up to December 31, 2018. In the event the option is exercised, IRSA Propiedades Comerciales S.A. should pay the amount of USD 8.0 million.

Furthermore, in the mentioned agreement a fixed amount of Ps. 2.0 million was arranged, which was cancelled, and a variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, during 5 years from the opening of the shopping mall, in relation to the assignment of rights to earn dividends of Arcos during such period.

  August 29, 2013: subscription of shares of avenida inc.

The Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc., a Company incorporated in Delaware, United States, representing 24.79% of its outstanding capital. Upon acquisition this Company had no activity or significant assets. Additionally, the Group acquires a warrant to increase such equity interest up to 37.04% of the company. The amount of the transaction was Ps. 13.0 million, which has already been paid in full. After the acquisition Avenida Inc. incorporated Avenida Compras S.A. in Argentina, a Company engaged in e-commerce. As of June 30, 2015 Torodur owns 17.68% of Avenida Inc. and Avenida Inc. owns 100% of Avenida Compras S.A..

  Pending transactions and/or authorizations

  Paraná plot of land

On June 30, 2009, the Group, through IRSA Propiedades Comerciales S.A., subscribed a Letter of Intent by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and operate a shopping mall or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at USD 0.5 million to be paid as follows: i) USD 0.05 million had been settled as prepayment on July 14, 2009,

ii) USD 0.1 million was settled upon executing such agreement, and iii) USD 0.35 million will be paid upon executing the title deed. The mentioned payments were recorded as an advance under Trade receivables and other receivables line.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party evidences with a certified copy before the buying party that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A..

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days as from the date the seller provides reliable notification to the buyer that the property is not subject to any levy, encumbrance, restrictions on ownership, except for the right of way already mentioned. As of the original date issuance of the Consolidated Financial Statements, evidence of such notice had not been provided.

  Acquisition of a commercial center goodwill

The Group through IRSA Propiedades Comerciales S.A. has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was USD 1.3 million. Out of this total, were paid USD 0.05 million. The mentioned payment was recorded as an advance under Trade receivables and other receivables line.

This transaction was subject to certain conditions precedent, among which the Group through IRSA Propiedades Comerciales S.A. should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, IRSA Propiedades Comerciales S.A. should have started the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds to IRSA Propiedades Comerciales S.A.'s future units to IRSA Propiedades Comerciales S.A., and ii) transferred to IRSA Propiedades Comerciales S.A. the rights to the registered architectural project and the effective permissions and authorizations to be carried out in IRSA Propiedades Comerciales S.A.'s future units. As of June 30, 2016, the two conditions have not been fulfilled.

  Antitrust law

Law N° 25,156, known as "Antitrust Law" as amended, prevents anticompetitive practices and requires administrative authorization for transactions that according to the Antitrust Law would lead to market concentration. According to this law, such transactions include mergers, acquisitions and/or transfers either of businesses or assets by which the acquirer controls or substantially influences another party. Transactions completed by entities with an annual sales volume of more than Ps. 200.0 million must be submitted to the Comisión Nacional de Defensa de la Competencia (hereinafter referred to as the "Antitrust Commission") for authorization. Certain exceptions apply. Submissions may be filed either prior to the transaction or within a week after its completion. The Antitrust Commission may (i) authorize the transaction, (ii) condition the transaction to the accomplishment of certain acts, or (iii) reject the authorization.

In general, acquisitions effected by the Group are within the scope of the Antitrust Law. . In these cases, the Group directly requests authorization. In other cases, the Group may request the Commission to issue a prior statement about whether a particular transaction should be either notified or submitted authorization by the Group.

As of June 30, 2016, the following cases are pending resolution by the Commission:

i.      Purchase of Arcos shares: On December 3, 2009 the Group requested that the CNDC issued a ruling on the notification requirement. The CNDC confirmed that the transaction had to be notified; as a result, notice was served in December 2010 and as of June 30, 2016 it is still pending.

ii.     Acquisition of shares in Entertainment Holdings SA (EHSA): On December 7, 2012, the Group informed the CNDC of the acquisition of shares in EHSA, which indirectly owns 50% of La Rural S.A.—a company that operates a convention center known as Predio Ferial de Palermo. As of the date of these Consolidated Financial Statements, the transaction is pending approval.

After June 30, 2016, the equity interest held by the Group as a result of subsequent purchases-sales amounts to 70%, which was duly reported to the CNDC. See Note 41.

4.    Financial risk management

  Risk management principles and procedures

The risk management function within the Group is carried out in respect of financial risks. Financial risks are risks arising from financial instruments to which the Group is exposed during or at the end of the reporting period. Financial risk comprises market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, liquidity risk and capital risk.

The Group's diverse activities are exposed to a variety of financial risks in the normal course of business. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group's capital costs by using suitable means of financing and to manage and control the Group's financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies.

The Group's principal financial instruments comprise cash and cash equivalents, receivables, payables, interest bearing assets and liabilities, other financial liabilities, other investments and derivative financial instruments. The Group manages its exposure to key financial risks in accordance with the Group's risk management policies.

The Group's risk management policies are established to all its subsidiaries companies in order to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group's management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, comprising Senior Management and a member of the Audit Committee of Cresud (IRSA's parent company), which reviews and oversees management's compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group's strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

  (a) Market risk management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group's market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities and equity securities price risks, to the extent that these are exposed to general and specific market movements. The Group sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

The examples of sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated—for example, changes in interest rate and changes in foreign currency rates.

  Foreign exchange risk and associated derivative financial instruments

The Group publishes its consolidated financial statements in Argentine Pesos but conducts business in many foreign currencies. As a result, the Group is subject to foreign currency exchange risk due to exchange rate movements, which affect the Group's transaction costs. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency, that is, Argentine Pesos.

The real estate activities of the Group's subsidiaries are primarily located in Argentina where the Argentine Peso is the functional currency. A significant majority of the Group's business activities is conducted in the respective functional currencies of the subsidiaries (the Argentine Peso), thus not exposing the Group to foreign exchange risk. However, in the ordinary course of business, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US dollars. The Group's net financial position exposure to the US dollar is managed on a case-by-case basis, by entering into different derivative instruments and/or by borrowing in foreign currencies. Exposure to other foreign currencies has not been significant to date.

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The following table shows the US dollar-denominated net carrying amounts of the financial instruments for the years ended June 30, 2016, 2015 and 2014. All amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position liability	Net monetary position liability	Net monetary position liability
	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Borrowing position with third parties	(4,588,748)	(589,215)	(430,274)
Lending / (Borrowing) position with related parties	1,258,392	(2,136,764)	—

	(3,330,356)	(2,725,979)	(430,274)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso at year-end would decrease profit before income tax in an amount of Ps. 333,036 and Ps. 272,598 and Ps. 43,027 for the years ended June 30, 2016, 2015 and 2014, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statement of income.

This sensitivity analysis provides only a limited, point-in-time view of the sensitivity of the foreign exchange risk associated with Group's financial instruments. The actual impact of the foreign exchange rate changes on the Group's financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Furthermore, the Group also uses derivative instruments, such as foreign currency forward contracts, to manage exposure to foreign exchange risk. As of June 30, 2016 there are foreign-currency forward contracts in the amount of Ps. 2,857, while as of June 30, 2015 and 2014 there were no foreign currency forward contracts (see Note 18).

  Interest rate risk

The Group is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

The primary objective of the Group's investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the Group diversifies its portfolio in accordance with the limits set by the Group. The Group maintains a portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, the Group's investment income may fall short of expectations or the Group may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold.

As the Group's investments on this type of financial instruments subject to this risk are not significant, changes in market interest rates do not have any significant direct effect on the Group's income.

The Group's interest rate risk principally arises from long-term borrowings (Note 23). Borrowings issued at variable rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

The interest rate risk policy is approved by the Management. The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated, taking into consideration refinancing, renewal of existing positions and alternative financing sources. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The scenarios are run only for liabilities that represent the major interest-bearing positions. Trade payables are normally interest-free and have settlement dates within one year. The simulation is done on a regular basis to verify that the maximum potential loss is within the limits set by management.

The following table shows a breakdown of the Group's fixed-rate and floating-rate borrowings per currency denomination (excluding finance leases) for the years ended June 30, 2016, 2015 and 2014. All amounts are shown in thousands of Argentine Pesos, the Group's presentation currency:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Borrowings per rate and currency denomination
Fixed rate:
Argentine Peso	44,502	96,074	202,605
US Dollar	5,345,204	3,313,726	960,800

Subtotal fixed-rate borrowings	5,389,706	3,409,800	1,163,405

Variable rate:
Argentine Peso	452,532	277,712	347,481
US Dollar	—	892	—

Subtotal variable rate borrowings	452,532	278,604	347,481

Accrued interest and expenses	46,788	102,742	12,057

Total borrowings as per analysis	5,889,026	3,791,146	1,522,943

Finance leases	4,042	2,597	2,396

Total borrowings as per statement of financial position	5,893,068	3,793,743	1,525,339

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the year ended June 30, 2016, 2015 and 2014 in Ps. 4.5 million, Ps. 2.8 million and Ps. 3.5 million, respectively. A 1% decrease in the floating interest rate would have an equal and opposite effect on the income statement.

This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group's financial instruments. The actual impact of rate changes on the Group's financial instruments may differ significantly from the impact shown in the sensitivity analysis.

  Other price risk

The Group is exposed to price risk inherent in equity investments, which are classified on the consolidated statement of financial position at fair value through profit or loss. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2016, 2015 and 2014 the total value of the investment in equity securities issued by other companies equals to Ps. 312.4 million, Ps. 173.8 million and Ps. 63.5 million, respectively.

The Group estimates that, other factors being constant, a 10% decrease in equity indexes at year-end would decrease profit before income tax for the years ended June 30, 2016, 2015 and 2014 in Ps. 31.2 million, Ps. 17.4 million and Ps. 6.4 million respectively. A 10% increase in equity indexes would have an equal and opposite effect on the statement of income.

This sensitivity analysis provides only a limited, point-in-time view of the price risk sensitivity of certain of the Group's equity securities. The actual impact of changes in equity indexes may differ significantly from the impact shown in the sensitivity analysis.

  (b) Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group.

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables. Credit risk is managed on a country-by-country basis. Each local entity is responsible for managing and analyzing the credit risk.

The Group's policy is to manage credit exposure to deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statement of financial position.

The Group's primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counterparty. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty's obligations exceed the obligations that the Group has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

The Group's policy is to manage credit risks associated with trade and other receivables within defined trading limits. All Group's significant counterparties have internal trading limits.

Trade receivables from investment and development property activities are primarily derived from leases and services from Shopping Malls, office and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). The Group has a large customer base and is not dependent on any single customer.

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 98.3%, 97.8% and 96.6% of the Group's total trade receivables as of June 30, 2016, 2015 and 2014, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group's shopping mall, office and other rental properties' tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts. As a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group, as applicable. If customers are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group's analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties. See Note 16 for details.

On the other hand, property receivables related to the sale of trading properties represent 0.1% of the Group's total trade receivables as of June 30, 2016, 2015 and 2014. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

Trade receivables related to the Group's consumer financing residual activities represent 1.7%, 2.1% and 0.7% of the Group's total trade receivables as of June 30, 2016, 2015 and 2014, respectively.

  (c) Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group's cash flow and statement of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The Group monitors its current and projected financial position using several key internally generated reports: cash flow; debt maturity; and interest rate exposure. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

The Group's debt and derivative positions are continually reviewed to meet current and expected debt requirements. The Group maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed, by spreading the repayment dates and extending facilities.

The tables below analyze the Group´s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the conditions existing at each reporting date.

At June 30, 2016 (recast)	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total

Trade and other payables	403,329	2,153	1,420	8,917	744	416,563
Borrowings (excluding finance leases liabilities)	1,217,484	479,468	474,957	473,760	6,708,028	9,353,697
Finance leases	1,661	1,260	645	476	—	4,042
Derivative financial instruments	2,857	—	—	—	—	2,857

Total	1,625,331	482,881	477,022	483,153	6,708,772	9,777,159

At June 30, 2015 (recast)	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total

Trade and other payables	386,772	2,644	1,606	1,269	7,238	399,529
Borrowings (excluding finance leases liabilities)	756,178	1,361,977	192,917	190,339	2,436,496	4,937,907
Finance leases	1,381	608	608	—	—	2,597

Total	1,144,331	1,365,229	195,131	191,608	2,443,734	5,340,033

At June 30, 2014 (recast)	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total

Trade and other payables	320,920	59,638	47,743	16,582	46,911	491,794
Borrowings (excluding finance lease liabilities)	566,795	171,709	925,209	85,254	—	1,748,967
Finance leases	1,545	425	426	—	—	2,396
Derivative financial instruments	14,225	—	—	—	—	14,225

Total	903,485	231,772	973,378	101,836	46,911	2,257,382

  (d) Capital risk management

The capital structure of the Group consists of shareholders' equity and short-term to long-term net borrowings. The type and maturity of the Group's borrowings are analyzed further in Note 23. The Group's equity is analyzed into its various components in the statement of changes in equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The Group seeks to manage its capital requirements to maximize value through the mix of debt and equity funding, while ensuring that Group entities continue to operate as going concerns, comply with applicable capital requirements and maintain strong credit ratings.

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e. debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group's property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group's dividend distribution policy. The Group also protects its equity in assets by taking out insurance.

The Group's strategy is to maintain key financing metrics (namely, net debt to total equity ratio (gearing) and loan-to-value ratio (LTV) in order to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details a number of the Group's key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the Group's strategy.

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Gearing ratio(i)	23.39%	30.71%	18.67%
Debt ratio(ii)	18.39%	25.46%	14.86%

(i)     Calculated as total current and non-current borrowings divided by total current and non-current borrowings plus equity.

(ii)    Calculated as total current and non-current borrowings divided by total properties at fair value (including trading properties, property, plant and equipment, investment properties and units to receive under barter agreements).

4.1   Other non-financial risks

  Property risk:

There are several risks affecting the Group's property investments. The composition of the Group's property portfolio including asset concentration and lot size may impact liquidity and relative property performance. The Group has a large multi-asset portfolio and monitors its concentration and average property lot size.

A change in trends and economic conditions causes shifts in customer demands for properties with impact on new lettings, renewal of existing leases and reduced rental growth. Also changes increase risk of tenant insolvencies. The Group conducts several actions to mitigate some of these risks whenever possible. The variety of asset types and geographical spread as well as a diversified tenant base, with monitoring of tenant concentration, helps mitigating these risks.

The development, administration and profitability of Shopping Malls are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping mall is located, the intrinsic attractiveness of the shopping mall, the flow of people, the level of sales of each shopping mall rental unit, the increasing competition from internet sales, the amount of rent collected from each shopping mall rental unit and the fluctuations in their occupancy levels in the Shopping Malls. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. Argentine Law N° 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half month rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds during the second year of the lease. The exercise of such rescission rights could materially and adversely affect the Group.

Risks associated with development properties activities include the following: the potential abandonment of development opportunities; construction costs exceeding original estimates, possibly making a project uneconomical; occupancy rates and rents at newly completed projects may be insufficient to make the project profitable; the Group's inability to obtain financing on favorable terms for the development of the project; construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; the Group's inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions; prices for residential units may be insufficient to cover development costs. The Group also takes several actions to monitor these risks and respond appropriately whenever it is under its control. The Group has in-house property market research capability and development teams that monitor development risks closely. The Group generally adopts conservative assumptions on leasing and other variables and monitors the level of committed future capital expenditure on development programs relative to the level of undrawn facilities.

5.     Critical accounting estimates, assumptions and judgments

The Group's significant accounting policies are stated in Note 2 above. Not all of these significant accounting policies require management to make difficult subjective or complex judgments or estimates. The following section is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimation involved in their application and their impact on the consolidated financial statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

  (a) Fair value of investment property

The fair value of investment properties is determined by using valuation techniques. For further details of the judgments and assumptions made, see Note 10.

  (b) Business combinations—purchase price allocation

Business combinations are accounted for using the acquisition method. Accounting for business combinations requires the determination of the fair value of the various assets and liabilities of the acquired business. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. These assumptions may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

  (c) Impairment testing of goodwill and other non-current assets and calculation of fair value

As of the end of each year ended June 30, the Group reviews the carrying amounts of property, plant and equipment, intangible assets and in order to identify if there are events or circumstances that indicate a decline in the recoverable amount of these assets. The indications that must be taken into account in the analysis are, among other points, physical damage or significant changes to the manner in which the asset is used, worse than expected economic performance or a drop in revenues. When the asset does not generate independent cash flows from others assets, the Group estimates the recoverable value of the cash-generating unit to which the asset relates.

Goodwill is not amortized but it is tested for impairment on an annual basis, or more frequently if there is an indication of impairment. For the purposes of the impairment testing, goodwill is to be allocated since acquisition among each of the cash generating units or groups of cash generating units that are expected to benefit from the synergies of the respective business combinations, regardless of the allocation of other assets or liabilities owned by the acquired entity to these cash-generating units or groups of cash-generating units.

An asset or CGU's carrying amount, is written down immediately to its recoverable amount if the asset or CGU's carrying amount is greater than its estimated recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income.

Given the nature of its assets and activities, most of the Group's individual assets do not generate independent cash flows that are independent of those from CGUs. Therefore, the Group estimates the recoverable value of the CGU for the purposes of the impairment test. In general, each business center, office building and undeveloped property is generally considered as an independent CGU.

As of June 30, 2016, 2015 and 2014, given the injunction order and the concession status of Arcos del Gourmet S.A. (see Note 7), circumstances that were deemed to be potential proof of impairment and, therefore, the Group carried out relevant analysis on consolidated net assets in this transaction. To such end, the Group has determined the recoverable value of such assets using the discounted cash flow valuation method upon weighing various scenarios. The main inputs used in the model include projected operating income and a discount rate in line with the business. Each revenue and cost scenario was assigned an occurrence probability rate based on information available at the time of conducting the analysis. The Company concluded that it is not necessary to record any impairment of its related assets.

The Group carried out the impairment test on this CGU on the basis of the use value model and concluded that no impairment should be recognized for the assets for any of the years reported.

  (d) Fair value of derivatives and other financial instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are based on market conditions existing at statement of financial position.

  (e) Allowance for trade receivables

As described on Note 2.15., the Group makes some estimation in order to calculate the allowance for trade receivables. If the amount estimated differs to the present value, actual write-offs might be higher/lower than expected.

  (f) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the overall provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Management assesses the realizability of deferred tax assets, by considering whether it is probable that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. See Note 26 for details.

6.     Segment reporting

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") such function is carried out by the Group's Executive Committee in deciding how to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the Board of Directors. The CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the CODM for these purposes and later to the Board of Directors. In turn, the Board of Directors' management is assessed by the Shareholders' Meeting, which is the governance body.

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•
The operating segment's reported revenue, including both sales to external customers and inter-segment sales or transfers, is ten per cent or more of the combined revenue, internal and external, of all operating segments.

•
The absolute amount of its reported profit or loss is 10% or more of the greater, in absolute amount, of:

•
the combined reported profit of all operating segments that do not report a loss; and

•
the combined reported loss of all operating segments that report a loss.

•
Its assets are 10% or more of the combined assets of all operating segments.

As well as this, the operating segments that do not meet any of the quantitative thresholds could be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Group's consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Group's consolidated external revenue is included in reportable segments. Once the 75% of the Group's consolidated external revenue is included in reportable segments, the remaining operating segments are aggregated in the "Other segments" column.

Segment information has been prepared and classified according to different types of businesses in which the Group conducts its activities. The Group´s Investment and Development Properties business is comprised of the following segments:

•
The "Shopping Malls" Segment includes the operating results of the Group's Shopping Malls portfolio principally comprised of lease and service revenues from tenants.

•
The "Offices and others" Segment includes the operating results of the Group's lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

•
The "Sales and Developments" Segment includes the operating results of sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent.

•
The "Financial operations and others" segment primarily includes the financial activities carried out by the associate Tarshop S.A., the residual financial operations of its subsidiary Apsamedia S.A. (currently merged with IRSA CP). The e-commerce activities conducted through the associate Avenida Inc. are also included until the first quarter of the fiscal year ended June 30, 2015, then it has been considered as an investment in a financial asset.

Below is a summarized analysis of the lines of business of the Group for the fiscal years ended June 30, 2016, 2015 and 2014. This information has been retroactively modified to reflect the effects of the change of accounting policy for investment property as further described in Note 2.1.b).

4	Fiscal year ended June 30, 2016 (recast)
	Urban properties			Investments
	Shopping malls	Offices and others	Sales and developments	Financial operations and others	Total urban properties and investments

Revenue(i)	2,409,082	284,137	2,679	1,013	2,696,911
Costs	(250,306)	(12,254)	(5,720)	(77)	(268,357)

Gross Profit / (Loss)	2,158,776	271,883	(3,041)	936	2,428,554

Net gain from fair value adjustments on investment properties	16,131,702	1,039,957	252,570	—	17,424,229
General and administrative expenses	(178,643)	(23,308)	(20,296)	—	(222,247)
Selling expenses	(145,278)	(12,824)	(4,264)	(1,835)	(164,201)
Other operating results, net	(61,556)	(1,377)	(7,831)	(18)	(70,782)

Profit / (Loss) from operations	17,905,001	1,274,331	217,138	(917)	19,395,553

Share in profit / (loss) of associates and joint ventures	—	20,430	—	(31,447)	(11,017)

Segment Profit / (Loss) Before Financing and Taxation	17,905,001	1,294,761	217,138	(32,364)	19,384,536

Investment properties	26,633,273	4,876,164	1,362,670	—	32,872,107
Property, plant and equipment	49,053	69,870	—	—	118,923
Trading properties	—	—	48,029	—	48,029
Goodwill	1,323	3,911	—	—	5,234
Right to receive units ("Barters")	—	—	38,281	—	38,281
Inventories	18,560	—	—	—	18,560
Investments in associates and joint ventures	—	59,040	—	75,487	134,527

Operating assets(ii)	26,702,209	5,008,985	1,448,980	75,487	33,235,661

(i)     The Group's revenues are entirely originated in Argentina.

(ii)    All of the Group's assets included in the segment are located in Argentina.

	Fiscal year ended June 30, 2015 (recast)
	Urban properties			Investments
	Shopping malls	Offices and others	Sales and developments	Financial operations and others	Total urban properties and investments

Revenue(i)	1,778,310	160,132	6,616	147	1,945,205
Costs	(165,599)	(5,348)	(4,947)	(56)	(175,950)

Gross Profit	1,612,711	154,784	1,669	91	1,769,255

Net gain from fair value adjustments of investment property	729,146	1,446,123	556,560	—	2,731,829
General and administrative expenses	(136,151)	(4,487)	—	—	(140,638)
Selling expenses	(112,824)	(5,505)	(254)	(380)	(118,963)
Other operating results, net	(48,565)	(58,340)	(13,813)	8,759	(111,959)

Profit from Operations	2,044,317	1,532,575	544,162	8,470	4,129,524

Share of (loss) / profit of associates and joint ventures	—	5,741	—	10,740	16,481

Segment profit Before Financing and Taxation	2,044,317	1,538,316	544,162	19,210	4,146,005

Investment properties	10,330,864	4,265,010	1,104,207	—	15,700,081
Property, plant and equipment	48,345	73,239	—	—	121,584
Trading properties	—	—	25,494	—	25,494
Goodwill	1,323	3,911	—	—	5,234
Right to receive units ("Barters")	—	—	38,281	—	38,281
Inventories	15,711	—	—	—	15,711
Investments in associates and joint ventures	—	42,909	—	35,934	78,843

Operating assets(ii)	10,396,243	4,385,069	1,167,982	35,934	15,985,228

(i)     The Group's revenues are entirely originated in Argentina.

(ii)    All of the Group's assets included in the segment are located in Argentina.

	Fiscal year ended June 30, 2014 (recast)
	Urban properties			Investments
	Shopping malls	Offices and others	Sales and developments	Financial operations and others	Total urban properties and investments.

Revenue(i)	1,383,008	27,569	51,917	574	1,463,068
Costs	(161,716)	(1,053)	(10,916)	(373)	(174,058)

Gross Profit	1,221,292	26,516	41,001	201	1,289,010

Net gain from fair value adjustments of investment property	2,602,753	176,963	113,574	—	2,893,290
General and administrative expenses	(101,538)	(253)	—	(55)	(101,846)
Selling expenses	(73,427)	(817)	(3,851)	110	(77,985)
Other operating results, net	(44,126)	(169)	13,390	54	(30,851)

Profit from Operations	3,604,954	202,240	164,114	310	3,971,618

Share of loss of associates and joint ventures	—	12,974	—	(18,500)	(5,526)

Segment profit Before Financing and Taxation	3,604,954	215,214	164,114	(18,190)	3,966,092

Investment properties	9,387,140	723,739	448,715	—	10,559,594
Property, plant and equipment	20,455	3,196	—	—	23,651
Trading properties	—	—	10,875	—	10,875
Goodwill	1,829	3,911	—	—	5,740
Right to receive units ("Barters")	9,264	—	23,608	—	32,872
Inventories	10,625	—	—	—	10,625
Investments in associates and joint ventures	—	37,067	—	33,680	70,747

Operating assets(ii)	9,429,313	767,913	483,198	33,680	10,714,104

(i)     The Group's revenues are entirely originated in Argentina.

(ii)    All of the Group's assets included in the segment are located in Argentina.

Group's Shopping Malls, offices and other rental properties, and trading properties, are located in Argentina.

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements, except for:

•
The operating income from the joint ventures Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint ventures is reported in the income statement line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the income statement. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole.

Operating results of Entertainment Holding S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, where the main asset consists of an indirect interest of 25% of la Rural S.A..

•
Operating results does not include the amounts pertaining to building administration expenses and collective promotion funds, and so does it exclude total recovered costs, whether by way of building administration expenses or other concepts included under financial results (for example default interest and other concepts) and not analyzed to assess the operating performance of the segment. The CODM examines the net amount from both concepts (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses).

These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.

Revenues generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

The following tables present a reconciliation between the total results of operations corresponding to segment information and the results of operations as per the statement of income. The adjustments are related to the presentation of the results of joint ventures on an equity-accounted basis under IFRS and the expenses and collective promotion fund.

	Fiscal year ended June 30, 2016 (recast)
	Total segment reporting	Adjustment for expenses and collective promotion fund	Adjustment for share of profit / (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per statement of comprehensive income

Revenues	2,696,911	1,183,627	(22,038)	—	3,858,500
Costs	(268,357)	(1,201,305)	9,458	—	(1,460,204)

Gross Profit	2,428,554	(17,678)	(12,580)	—	2,398,296

Net gain from fair value adjustments of investment property	17,424,229	—	(331,825)	—	17,092,404
General and administrative expenses	(222,247)	—	667	—	(221,580)
Selling expenses	(164,201)	—	1,980	—	(162,221)
Other operating results, net	(70,782)	—	2,229	—	(68,553)

Profit from Operations	19,395,553	(17,678)	(339,529)	—	19,038,346

Share of (loss) / profit of associates and joint ventures	(11,017)		215,316	—	204,299

Segment Profit before Financing and Taxation	19,384,536	(17,678)	(124,213)	—	19,242,645

	Fiscal year ended June 30, 2015 (recast)
	Total segment reporting	Adjustment for expenses and collective promotion fund	Adjustment for share in profit / (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per statement of comprehensive income

Revenues	1,945,205	833,905	(21,029)	—	2,758,081
Costs	(175,950)	(847,980)	5,907	—	(1,018,023)

Gross Profit	1,769,255	(14,075)	(15,122)	—	1,740,058

Net gain from fair value adjustments of investment property	2,731,829	—	(41,273)	—	2,690,556
General and administrative expenses	(140,638)	—	404	108	(140,126)
Selling expenses	(118,963)	—	1,280	—	(117,683)
Other operating results, net	(111,959)	—	1,212	(108)	(110,855)

Profit from Operations	4,129,524	(14,075)	(53,499)	—	4,061,950

Share of profit of associates and joint ventures	16,481	—	34,287	—	50,768

Segment Profit before Financing and Taxation	4,146,005	(14,075)	(19,212)	—	4,112,718

	Fiscal year ended June 30, 2014 (recast)
	Total Segment reporting	Adjustment for expenses and collective promotion fund	Adjustment for share in profit / (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per statement of comprehensive income

Revenues	1,463,068	667,824	(17,518)	(360)	2,113,014
Costs	(174,058)	(675,226)	3,964	360	(844,960)

Gross Profit	1,289,010	(7,402)	(13,554)	—	1,268,054

Net gain from fair value adjustments of investment property	2,893,290	—	(90,267)	—	2,803,023
General and administrative expenses	(101,846)	—	293	108	(101,445)
Selling expenses	(77,985)	—	1,131	—	(76,854)
Other operating results, net	(30,851)	—	3,020	(108)	(27,939)

Profit from Operations	3,971,618	(7,402)	(99,377)	—	3,864,839

Share of loss of associates and joint ventures	(5,526)	—	64,600	—	59,074

Segment Profit before Financing and Taxation	3,966,092	(7,402)	(34,777)	—	3,923,913

Total segment assets are allocated based on the operations of the segment and the physical location of the assets. In line with the discussion above, assets assigned to each segment include the proportionate share of the assets of the joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

The total operating segment assets as per the segment information are reconciled to the total consolidated assets as per the statement of financial position as follows.

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Total operating segment assets as per segment information	33,235,661	15,985,228	10,714,104
Less:
Proportionate share in reportable operating segment assets of certain joint ventures(***)	(644,200)	(317,402)	(268,388)
Plus:
Investments in joint ventures(*)	463,232	249,506	211,344
All other non-reportable assets(**)	4,966,809	1,837,386	1,494,047

Total Consolidated Assets as per the Statement of financial position	38,021,502	17,754,718	12,151,107

(*)    Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.

(**)  Includes deferred income tax, income tax credit, trade and other receivables, investments in financial assets, cash and cash equivalent and intangible assets except for goodwill and right to receive units.

(***) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Investment properties	638,010	311,204	262,798
Goodwill	5,234	5,234	5,234
Property, plant and equipment	598	600	99
Inventories	358	364	257

Total proportionate share in assets per segment of joint ventures	644,200	317,402	268,388

The Group's revenues for each of its reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

7.     Information about subsidiaries

  General information

The Group conducts its business through several operating and holding subsidiaries. See the Group's shareholding structure, percentages of interest, materiality criteria and other relevant information on the Group's subsidiaries in Note 2.3.a).

See Note 3 for information about acquisitions and disposals of subsidiaries made during the fiscal years ended June 30, 2016, 2015 and 2014.

  Restrictions, commitments and other matters in respect of subsidiaries

According to Law N° 19,550 in which the Group operates, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has not reached the legal limit of this reserve. Dividends are paid out across the Group's subsidiaries based on their individual accounting statements.

  Arcos del Gourmet

  Injunction order

In December 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the Shopping mall on the grounds that it did not have certain government permits in the context of two legal proceedings, where a final decision has been rendered for the company.

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was denied by the lower and appellate courts; consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which so far, has not rendered a decision.

Nowadays, the Shopping mall Distrito Arcos is open to the public and operating normally.

  Concession status

The National State issued Executive Order 1723/2012, whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, we have notified, in the file of proceedings, of the corresponding Resolution 170/2014 revoking of the Contract for Readjustment of the Concession of Rights of use and Development number AF000261 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish).

It should further be pointed out that such measure:

(i)
has not been adopted due to non-compliance of the company;

(ii)
to date has not involved the interruption of the commercial development or operation of the shopping mall, which continues to operate under normal conditions;

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative resources (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled.

Furthermore, it has started a so-called "juicio de consignación", that is an action where the plaintiff deposits with the court sums of money that the defendant refuses to accept. Under this legal action, the company has deposited in due time and form all rental payments under the Contract for Reformulation of the Concession of Rights of Use and Development, which the Company considers to have been unduly revoked.

  Information on subsidiaries with material non-controlling interests

As mentioned in Note 2.3.a), the following non-controlling interests are considered significant to the Group:

	Equity attributable to non-controlling interest
Subsidiary	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Panamerican Mall S.A.	692,581	376,494	303,337

The non-controlling interests for the remaining subsidiaries aggregate Ps. 83,019, Ps. 67,006 and Ps 55,349 as of June 30, 2016, 2015 and 2014, respectively. None of these subsidiaries have non-controlling interests which are individually considered material to the Group.

Below is the summarized financial information on subsidiaries with material non-controlling interests for the Group (includes adjustments related to changes in accounting policies):

  Summarized statement of financial position

	Panamerican Mall S.A. (PAMSA)
	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

ASSETS
Total non-current assets	4,686,856	2,376,326	1,666,093
Total current assets	484,841	487,492	361,857

TOTAL ASSETS	5,171,697	2,863,818	2,027,950

LIABILITIES
Total non-current liabilities	1,514,113	671,370	434,933
Total current liabilities	194,677	309,978	76,329

TOTAL LIABILITIES	1,708,790	981,348	511,262

NET ASSETS	3,462,907	1,882,470	1,516,688

  Summarized statement of comprehensive income

	PAMSA
	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Revenue	424,498	333,292	262,273
Profit before income tax	2,802,957	891,980	669,237
Income tax expense	(979,068)	(312,336)	(234,247)
Profit for the year	1,823,889	579,644	434,990

Total Comprehensive Income for the year	1,823,889	579,644	434,990

Profit attributable to non-controlling interest	364,778	115,929	86,998
Dividends distribution to non-controlling interest	48,690	42,772	—

  Summarized statements of cash flows

	PAMSA
	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Net cash generated from (used in) operating activities	171,429	119,826	(23,749)

Net cash (used in) generated from investing activities	(144,114)	(154,008)	60,871

Net cash used in financing activities	(37,514)	(116)	(4,301)

Net (decrease) / increase in cash and cash equivalents	(10,199)	(34,298)	32,821

Cash and cash equivalents at beginning of the year	10,553	44,387	11,416
Foreign exchange gain on cash and cash equivalents	60	464	150

Cash and cash equivalents at end of the year	414	10,553	44,387

The information above is the amount before inter-company eliminations.

Reconciliation of the summarized financial information presented to the carrying amount of the Group's interest in subsidiaries with material non-controlling interests is as follows:

	PAMSA
	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Net assets at the beginning of the year	1,882,470	1,516,688	1,081,698
Profit for the year	1,823,889	579,644	434,990
Dividend distribution	(243,452)	(213,862)	—

Net assets at the end of the year	3,462,907	1,882,470	1,516,688

Net assets at the participating interest	80%	80%	80%
Interests in subsidiaries	2,770,326	1,505,976	1,213,351

Book value at the end of the year	2,770,326	1,505,976	1,213,351

8.     Interests in joint ventures

  General information

The accounting policy used by the Group to value its interest in joint ventures, materiality criteria and other relevant information concerning these investments are described in Note 2.3.e).

See Note 3 for information about acquisitions and disposals of joint ventures made during the fiscal years ended June 30, 2016, 2015 and 2014.

The table below lists the Group's investments and the values of interests in joint ventures for the fiscal years ended June 30, 2016, 2015 and 2014 as well as the Group's interest in comprehensive income of such companies as of June 30, 2016, 2015 and 2014 (includes adjustments related to changes in accounting policies):

					Value of Group's interest in equity			Group's interest in comprehensive income			% of ownership interest held			Last financial statements issued (recast)
	Place of business / country of incorporation		Nature of the relationship	Common shares 1 vote	June 30, (recast)			June 30, (recast)			June 30, (recast)			Share capital (nominal value)
		Main activity														Income / (loss) for the year
Name of the entity					2016	2015	2014	2016	2015	2014	2016	2015	2014					Equity

Entertainment Holdings S.A.(1)	Argentina	Real estate	(2)	22,395,574	59,019	42,899	37,127	20,419	5,672	13,021	50%	50%	50%	44,791	(7)	19,048	(7)	118,038
Quality Invest S.A.(1)	Argentina	Real estate	(3)	76,814,342	360,254	204,182	168,897	154,072	28,785	49,445	50%	50%	50%	153,629	(7)	308,145	(7)	712,686
Nuevo Puerto Santa Fe S.A.(1)	Argentina	Real estate	(4)(6)	138,750	102,978	45,324	42,447	61,244	5,502	15,155	50%	50%	50%	2,775	(7)	122,490		203,309
Entretenimiento Universal S.A.	Argentina	Event organization and others	(5)	300	21	10	(59)	11	69	(47)	2,5%	2,5%	2,5%	12	(7)	576	(7)	837

					522,272	292,415	248,412	235,746	40,028	77,574

(1)     Considered to be material to the Group.

(2)    Entertainment Holdings S.A ("EHSA") is an investment company that holds indirectly 25% of La Rural S.A., engaged in the operation of the exhibition grounds in Buenos Aires. See Note 41.

(3)    Quality Invest S.A. ("Quality") is a company engaged in the operation of the San Martín premises (formerly owned by Nobleza Piccardo S.A.I.C. y F.).

(4)    Nuevo Puerto Santa Fe S.A. ("NPSF") is a Company that owns the right to use and operate a shopping mall in the city of Santa Fe, Province of Santa Fe ("La Ribera Shopping").

(5)    Entrenimiento Universal S.A. is a company engaged in event organization, shows and food services.

(6)    Nominal value per share Ps. 100.

(7)    Include the necessary adjustments to get to the balances in accordance with the international financial reporting standards and includes adjustments related to homogenization of accounting policies.

The shares in these joint ventures are not publicly traded so they have no listed market price available.

Evolution of the Group's investments in joint ventures for the fiscal years ended June 30, 2016, 2015 and 2014 were as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)(*)

Beginning of the year	292,415	248,412	169,616
Share of profit, net	235,746	40,028	77,574
Capital contributions	2,000	6,600	1,222
Dividends distributed	(3,592)	(2,625)	—
Goodwill written off	(4,297)	—	—

End of the year	522,272	292,415	248,412

(*)    includes negative equity of Ps 59 included in provisions (Note 22)

  Restrictions, commitments and other matters in respect of joint ventures

According to Law N° 19,550, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group's joint ventures have not reached the legal limit of this reserve.

  Quality Invest S.A.

In March 2011, Quality subscribed an agreement of purchase for the property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter "Nobleza") located in San Martin, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. The purchase price was agreed on USD 33.0 million. At the same time, Quality subscribed a lease agreement with Nobleza, by means of which Nobleza will rent the property for a maximum term of 3 years. On March 2, 2015, an Agreement Letter has been signed for the completion of lease agreement and restitution of San Martín plant. On April 2011, Quality requested the National Antitrust Commission to issue an advisory opinion on the obligation to notify the operation or not. Later, the Court of Appeals confirmed the CNDC's decision regarding the obligation to serve notice and consequently, therefore, on February 23, 2012 local Form F1 was filed. On March 8, 2016 the CNDC resolves to authorize the economic concentration transaction involving the acquisition of the industrial plant by Quality Invest S.A.

As authorized by the relevant Ordinance, on January 20, 2015 Quality Invest S.A. entered into an Urbanization Agreement with the Municipality of San Martín which governs several regulatory aspects and sets forth a binding assignment of meters in exchange for cash contributions subject to the formalization of certain administrative milestones included in the rezoning process. The Agreement contemplates a monetary compensation to the City Council totaling Ps. 40.0 million, payable in two installments of Ps. 20.0 million each. The first of such installments was actually paid on June 30, 2015.

On January 5, 2016 the Official Bulletin of the Province of Buenos Aires published the Order of Provincial Ratification (of the Municipal Ordinance), whereby the urban parameters originally requested entered into full force, thus concluding the legislative enactment process.

Even though validation is a condition precedent to the Agreement's effectiveness, the obligation to pay the second installment will not become in force until the first drawing is registered with the Dirección de

Geodesia (Geodesy Office) of the province of Buenos Aires. Quality is assessing several alternatives in order to file the plan with the final project.

  Entertainment Holdings S.A.

During November 2012, IRSA Propiedades Comerciales acquired shares of common stock, representing 50% of EHSA's capital stock and votes and, as a consequence, IRSA Propiedades Comerciales, holds a jointly indirect interest in La Rural S.A. (LRSA) of 25% which operates the fairground Predio Ferial de Buenos Aires.

In connection with the Fairground, as publicly known, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the Fairground to the Sociedad Rural Argentina (SRA); the effect of this new order was to revoke the sale transaction. Subsequent, on March 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the National State against the interim measure timely requested by the SRA.

Neither has IRSA Propiedades Comerciales been served notice formally nor is it a party involved in the legal actions brought by the SRA.

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/12 was found to be unconstitutional, such order shall have no legal effects either in EHSA or in the acquisition by IRSA Propiedades Comerciales of an equity interest in EHSA. However, should the opposite happen, that is, a court order declaring the nullity of Executive Order 2699/91, could have a real impact on acquired assets. In this scenario, the judicial decision may render the purchase of the Plot of Land by SRA null and void , and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

On June 1, 2015, a ruling was issued in case 4573/2012 SOCIEDAD RURAL ARGENTINA vs. NATIONAL STATE—EXECUTIVE POWER ON DECLARATORY ACTION, whereby the injunction staying the effects of Executive Order 2552/12 was lifted.

On June 2, 2015 the SRA filed a writ of appeals against the ruling indicated above and on that same date the appeal was admitted with staying effects. While a decision on the appeal filed with the Court is pending, the motion to lift the injunction filed by the National State will have no effect.

On September 17, 2015, the Court of Appeals, second chamber, decided to reject the lifting of the injunction. Against this resolution the National Government filed an Extraordinary Appeal. In November 2015, the Court of Appeals dismissed the extraordinary appeal filed by the National Government.

There are no contingent liabilities relating to the Group's interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, other those previously the mentioned above.

On March 11, 2016 La Rural S.A. was summoned as third party in the case referred to above, and filed an answer to such summons on April 6, 2016.

  Information about significant joint ventures

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

  Summarized statements of financial position

	June 30, 2016 (recast)
	QUALITY	NPSF	EHSA

ASSETS
Total non-current assets	1,033,754	272,367	149,756
Total current assets	6,669	38,904	89

Total assets	1,040,423	311,271	149,845

LIABILITIES
Total non-current liabilities	311,779	83,319	30,277
Total current liabilities	15,958	24,643	1,530

Total liabilities	327,737	107,962	31,807

Net assets	712,686	203,309	118,038

	June 30, 2015 (recast)
	QUALITY	NPSF	EHSA

ASSETS
Total non-current assets	540,209	109,668	124,068
Total current assets	4,477	32,485	61

Total assets	544,686	142,153	124,129

LIABILITIES
Total non-current liabilities	138,122	28,289	23,867
Total current liabilities	6,023	25,862	1,272

Total liabilities	144,145	54,151	25,139

Net assets	400,541	88,002	98,990

	June 30, 2014 (recast)
	QUALITY	NPSF	EHSA

ASSETS
Total non-current assets	440,757	88,603	82,576
Total current assets	2,474	39,064	42

Total assets	443,231	127,667	82,618

LIABILITIES
Total non-current liabilities	109,460	32,646	15,085
Total current liabilities	3,799	12,773	194

Total liabilities	113,259	45,419	15,279

Net assets	329,972	82,248	67,339

  Summarized statements of comprehensive income

	QUALITY
	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Revenues	4,344	15,920	16,476
Profit before income tax	481,809	86,162	148,891
Income tax expense	(173,664)	(28,593)	(50,110)

Profit for the year	308,145	57,569	98,781

Total Comprehensive income for the year	308,145	57,569	98,781

	NPSF
	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Revenues	61,207	39,950	30,167
Profit before income tax	188,702	16,171	46,687
Income tax expense	(66,212)	(5,168)	(16,377)

Profit for the year	122,490	11,003	30,310

Total Comprehensive income for the year	122,490	11,003	30,310

Dividends paid	7,183	5,249	—

	EHSA
	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Revenues	—	—	—
Profit before income tax	25,459	40,489	40,962
Income tax expense	(6,411)	(8,941)	(14,920)

Profit for the year	19,048	31,548	26,042

Total Comprehensive income for the year	19,048	31,548	26,042

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group's share of those amounts) adjusted for differences in accounting policies. EHSA and NPSF present their financial statements in accordance with Argentinian professional accounting standards and apply IFRSs for purposes of preparing these consolidated financial statements.

Reconciliation of the summarized financial information presented to the carrying amount of the Group's interest in material joint ventures is as follows:

	QUALITY
	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Net assets at the beginning of the year	400,541	329,972	230,191
Increases in capital / Irrevocable contributions	4,000	13,000	1,000
(Loss) / Profit for the year	308,145	57,569	98,781

Net assets at the end of the year	712,686	400,541	329,972

% of ownership interest	50%	50%	50%
Interests in joint ventures	356,343	200,271	164,986
Goodwill	3,911	3,911	3,911

Book amount at the end of the year	360,254	204,182	168,897

	NPSF
	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Net assets at the beginning of the year	88,002	82,248	51,938
Dividends distribution	(7,183)	(5,249)	—
Profit for the year	122,490	11,003	30,310

Net assets at the end of the year	203,309	88,002	82,248

% of ownership interest	50%	50%	50%
Interests in joint ventures	101,655	44,001	41,124
Goodwill	1,323	1,323	1,323

Book amount at the end of the year	102,978	45,324	42,447

	EHSA
	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Net assets at the beginning of the year	98,990	67,342	41,300
Increases in capital / Irrevocable contributions	—	100	—
Profit for the fiscal year	19,048	31,548	26,042

Net assets at the end of the year	118,038	98,990	67,342

% of ownership interest	50%	50%	50%
Interests in joint ventures	59,019	49,545	33,671
Goodwill	—	26,648	26,648
Impairment	—	(10,102)	—
Fair value adjustment on acquisition	—	(23,192)	(23,192)
Book amount at the end of the year	59,019	42,899	37,127

9.     Interests in associates

  General information

The accounting policy used by the Group to value its interest in associates, materiality criteria and other relevant information concerning these investments are described in Note 2.3.(d).

During the year ended June 30, 2014 the Group acquired shares in associate Avenida Inc.. Later, on September 2, 2014, the Group reduced its equity interest in Avenida Inc., as a result of which it changed its valuation method to fair value (see Note 3). Consequently, as of June 30, 2016 the only investment in associates is Tarshop S.A..

Below is the value of the ownership interest in the Group's associates and its interest in comprehensive income:

				Value of group's interest in equity (recast)			Group's interest in comprehensive income (recast)			% of ownership interest held			Last financial statements issued
	Place of business / country of incorporation		Common shares 1 vote	June 30,			June 30,			June 30,
		Main activity											Share capital (nominal value)		Loss for the year (recast)	Equity (recast)
Name of the entity				2016	2015	2014	2016	2015	2014	2016	2015	2014

Tarshop S.A.(1)	Argentina	Consumer financing	48,759,288	75,487	35,934	22,584	(31,447)	(8,650)	(16,556)	20%	20%	20%	243,796	(3)	(158,839)	377,432
Avenida Inc.(2)	United States	Investment	—	—	—	11,096	—	19,390	(1,944)	—	—	24.79%	—		—	—

				75,487	35,934	33,680	(31,447)	10,740	(18,500)

(1)    Tarshop S.A. is primarily engaged in credit card and loan origination activities.

(2)    Avenida Inc. is primarily engaged in investing activities. On September 2, 2014, the Group reduced its equity interest in Avenida Inc., as a result of which it changed its valuation method to fair value.

(3)    Corresponds to the result of the twelve-month period beginning July 1, 2015 and ended June 30, 2016.

The shares in these associates are not publicly traded so they have no listed market price available.

Changes in the Group's interest in associates for the fiscal years ended June 30, 2016, 2015 and 2014 were as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Beginning of the year	35,934	33,680	39,140
Acquisitions	—	9,985	13,040
Capital contributions	71,000	22,000	—
Investment at fair value	—	(30,089)	—
Sale of equity interest in associates	—	(10,382)	—
Share of (loss) / profit, net	(31,447)	10,740	(18,500)

End of the year	75,487	35,934	33,680

  Restrictions, commitments and other matters in respect of associates

According to Law N° 19,550 in which the Group operates, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group's associate has not reached the legal limit of this reserve.

  Changes to the regulatory framework, economic context and its consequences in Tarshop S.A.

Over the past fiscal years, the BCRA modified certain aspects of the regulatory framework of the business activity carried out by Tarshop S.A.. Based on such changes, our associate is now undergoing a realignment of their operations.

In addition, during October 2014, Banco Hipotecario S.A. and IRSA Propiedades Comerciales S.A. (Tarshop S.A.'s shareholders) approved a gradual capitalization plan to be carried out pro rata their holdings; the first amounted to Ps. 110 million, and was capitalized on December 15, 2014; for the second, Ps. 355.0 million have already been disbursed.

There are no contingent liabilities in relation to the Group's interests in associate.

  No-competition agreement for the sale of the equity interest in Tarshop S.A.

Due to the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A., made during the fiscal year ended June 30, 2011, the Group committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

  Information about significant associates

Set out below is the summarized financial information of associate considered significant to the Group as of June 30, 2016, 2015 and 2014:

  Summarized statement of financial position

	Tarshop
	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

ASSETS
Total non-current assets	770,384	283,805	210,184

Total current assets	3,792,376	1,460,979	1,369,063

Total assets	4,562,760	1,744,784	1,579,247

LIABILITIES
Total non-current liabilities	587,888	107,318	223,665

Total current liabilities	3,597,440	1,456,195	1,237,934

Total liabilities	4,185,328	1,563,513	1,461,599

Net assets	377,432	181,271	117,648

  Summarized statements of comprehensive income

	Tarshop
	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Net income from financing	307,181	143,030	230,849
Net income from services	612,813	488,252	233,197
Uncollectible write-offs net of recoveries	(269,052)	(70,317)	(111,624)
Income tax expense	43,871	30,541	30,003
Loss for the year	(158,839)	(46,377)	(85,940)

Total comprehensive operations for the year	(158,839)	(46,377)	(85,940)

The information above reflects the amounts presented in the financial statements of the associate (and not the Group's share of those amounts) adjusted for differences in Group´s accounting policies and fair value adjustments made at the time of the acquisition.

Reconciliation of the summarized financial information presented to the carrying amount of the Group's interest in material associates is as follows:

	Tarshop
	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Net assets at beginning of the year	181,271	117,648	203,588
Irrevocable contributions	355,000	110,000	—
Loss for the year	(158,839)	(46,377)	(85,940)

Net assets at the end of the year	377,432	181,271	117,648

% of ownership interest	20%	20%	20%
Interest in associates	75,487	36,254	23,530
Unrealized results related to an intercompany transaction	—	(320)	(946)

Book amount at the end of the year	75,487	35,934	22,584

10.   Investment properties

The Group's investment property is measured at fair value. The following table shows the Group's hierarchy of fair values per investment property category and the changes in the investment property's balances for the years ended June 30, 2016, 2015, 2014 and 2013. Changes in the Group's investment properties for the years ended June 30 2016, 2015 and 2014 were as follows:

	Shopping malls	Office and other rental properties	Undeveloped parcels of land	Properties under development	Total
Fair value hierarchy	3	2	2	2

Fair value as of June 30, 2013 (recast)	6,275,471	399,816	348,900	228,648	7,252,835

Year ended June 30, 2014 (recast)
Additions	60,648	4,277	111	156,925	221,961
Capitalized financial costs		—	—	22,377	22,377
Capitalized leasing costs	460	25	—	—	485
Depreciation of capitalized leasing costs (Note 31)(i)	(308)	(359)	—	—	(667)
Transfers to trading properties	—	—	—	(2,139)	(2,139)
Deletions	(417)	—	—	(662)	(1,079)
Net gain from fair value adjustment on investment properties	2,605,226	102,468	113,574	(18,245)	2,803,023

Fair value as of June 30, 2014 (recast)	8,941,080	506,227	462,585	386,904	10,296,796

Year ended June 30, 2015 (recast)
Additions(iii)	58,227	2,473,079	90,589	173,502	2,795,397
Capitalized financial costs	—	—	—	12,957	12,957
Capitalized leasing costs	2,150	524	—	—	2,674
Depreciation of capitalized leasing costs (Note 31)(i)	(530)	(367)	—	—	(897)
Transfers(ii)	563,962	—	—	(563,962)	—
Transfers to property, plant and equipment	(140)	—	—	(8,779)	(8,919)
Transfers to trading properties	(15,544)	—	—	—	(15,544)
Deletions(iv)	(114)	(376,424)	(5,528)	(2,077)	(384,143)
Net gain from fair value adjustment on investment properties	727,692	1,404,849	556,560	1,455	2,690,556

Fair value as of June 30, 2015 (recast)	10,276,783	4,007,888	1,104,206	—	15,388,877

Year ended June 30, 2016 (recast)
Additions	147,467	11,270	55	7,170	165,962
Capitalized leasing costs	—	1,704	—	—	1,704
Depreciation of capitalized leasing costs (Note 31)(i)	(611)	(616)	—	—	(1,227)
Transfers to trading properties	(23,935)	—	—	—	(23,935)
Deletions(iv)	(22,318)	(366,039)	(1,331)	—	(389,688)
Net gain from fair value adjustment on investment properties	16,047,746	792,087	252,570	—	17,092,403

Fair value as of June 30, 2016 (recast)	26,425,132	4,446,294	1,355,500	7,170	32,234,096

(i)     As of June 30, 2016, 2015 and 2014, amortization charges were included in "Costs" in the Statements of Comprehensive Income (Note 31).

(ii)    Includes transfers due to the opening of Alto Comahue and Distrito Arcos Shopping Malls.

(iii)   Includes additions due to the acquisition of assets to IRSA. See Note 3.

(iv)   As of June 30, 2016 and 2015, includes disposals due to sale of functional units of Intercontinental Building.

  Valuation processes

The Group's investment properties were valued at each reporting date by independent professionally qualified valuers who hold a recognized relevant professional qualification and have experience in the locations and segments of the investment properties valued. For all investment properties, their current use equates to the highest and best use. The Group's finance department includes a team that review the valuations performed by the independent valuers for financial reporting purposes (the "review team"). At each financial year end, the review team department: i) verifies all major and important assumptions relevant to the valuation to the independent valuation report; ii) assesses property valuation movements when compared to the prior year valuation report; and iii) holds discussions with the independent valuer.

Changes in Level 2 and 3 fair values, if any, are analyzed at each reporting date during the valuation discussions between the review team and the independent appraiser. The Board of Directors ultimately approves the fair value calculations for recording into the financial statements.

Valuation techniques used for the estimation of fair value of the investment property:

For all shopping malls with a total carrying amount of Ps. 26,426,718,: Ps. 10,276,782 and, Ps. 8,941,079, as of the fiscal years June 30, 2016, 2015 and 2014, respectively, the valuation was determined using discounted cash flow ("DCF") projections based on significant unobservable assumptions. Within these assumptions the main are:

•
Future rental cash inflows based on the actual location, type and quality of the properties and supported by the terms of any existing lease, and considering the estimations of the Gross National Income (GNI) and the estimated inflation rated given by external advisors.

•
It was considered that all Shopping malls will grow with the same elasticity in relation to the evolution of the GNI and projected Inflation.

•
Cash flows from future investments, expansions, or improvements in shopping malls were not considered.

•
Estimated vacancy rates taking into account current and future market conditions once the current leases expire

•
The projected cash flows were discounted using the Company's weighted average cost of capital (WACC) as the discount rate for each valuation date.

•
Terminal value: it was consider a perpetuity calculated from the cash flow of the last year of useful life.

•
The cash flow for the concessions were projected until the due date of the concession determinate in the current agreements.

For office properties and undeveloped land with a total carrying amount of Ps. 5,800,208, Ps. 5,112,095 and Ps. 968,812, as of June 30, 2016, 2015 and 2014, respectively the valuation was determined using market comparable. These values are adjusted for differences in key attributes such as location, size of the property and quality of the interior design. The most significant contribution to this comparable market approach is the price per square meter.

It can sometimes be difficult to reliably determine the fair value of the property under development. In order to assess whether the fair value of the property under development can be determined reliably, management considers the following factors, among others:

•
The provisions of the construction contract.
•
The stage of completion.
•
Whether the project/property is standard (typical for the market) or non-standard.
•
The level of reliability of cash inflows after completion.
•
The development risk specific to the property.
•
Past experience with similar constructions.
•
Status of construction permits.

For properties under construction with a total carrying amount of Ps. 7,170, Ps. nil and Ps. 386,904, as of June 30, 2016, 2015 and 2014, respectively the valuation was based on a cost basis for all periods indicated. These properties under development comprise works in a building office to be constructed.

There were no changes to the valuation techniques during the year.

The following tables present information about the fair value measurements of investment property using significant unobservable inputs (Level 3):

  June 30, 2016

			Range of unobservable inputs
Property type	Valuation technique	Discount rate	Growth rate

Shopping malls	Discount cash flow	9.51%	3%

For the next 5 years it was considered an average exchange rate AR$/US$ with an increasing trend, that begins in AR$12.03 ending at AR$25.72. In the long-term, the model assumes a nominal devaluation rate of 3.1%, estimated based on the projected inflation rates of Argentina and USA.

The considered inflation rate presents a decreasing trend, beginning from 31.8% and reaching a steady path of 5.5% after 10 years.

  June 30, 2015

			Range of unobservable inputs
Property type	Valuation technique	Discount rate	Growth rate

Shopping malls	Discount cash flow	13.15%	3%

For the next 5 years it was considered an average exchange rate AR$/US$ with an increasing trend, that begins in AR$8.62 ending at AR$19.66. In the long-term, the model assumes a nominal devaluation rate of 5.1%, estimated based on the projected inflation rates of Argentina and USA.

The considered inflation rate presents a decreasing trend, beginning from 32.7% and reaching a steady path of 6% after 10 years.

  June 30, 2014

			Range of unobservable inputs
Property type	Valuation technique	Discount rate	Growth rate

Shopping malls	Discount cash flow	13.7%	3%

For the next 5 years it was considered an average exchange rate AR$/US$ with an increasing trend, that begins in AR$6.92 ending at AR$18.60. In the long-term, the model assumes a nominal devaluation rate of 5.1%, estimated based on the projected inflation rates of Argentina and USA.

The considered inflation rate presents a decreasing trend, beginning from 32.7% and reaching a steady path of 6% after 10 years.

Sensitivity to the significant unobservable input

	Discount rate + 1%	Discount rate – 1%	Growth rate + 1%	Growth rate + 1%	Inflation + 10%	Inflation – 10%	Exchange rate + 10%	Exchange rate – 10%

Year ended June 30, 2016	22,769	31,442	28,522	24,892	28,990	24,096	24,031	29,358

Year ended June 30, 2015	9,256	11,253	10,420	9,939	11,118	9,284	9,238	11,278

Year ended June 30, 2014	8,076	9,798	9,063	8,681	9,931	7,899	8,049	9,838

(1)    Assumes an inflation rate of 10% greater for each period regarding the projected rate.

(2)    Assumes an inflation rate of 10% lower for each period regarding the projected rate.

(3)    Assumes an exchange rate of 10% greater for each period regarding the projected rate.

(4)   Assumes an exchange rate of 10% lower for each period regarding the projected rate.

The Group's policy is to recognize transfers into and out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

The following amounts have been recognized in the statement of comprehensive income:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Rental and service income (Nota 29)	2,672,701	1,917,413	1,392,699
Expenses and collective promotion fund (Nota 29)	1,183,627	833,905	667,824
Costs of property operations (Note 30)	(1,454,409)	(1,013,020)	(833,671)
Net gain unrealized from fair value adjustment of investment properties	16,919,860	2,559,492	2,802,546
Net gain realized from fair value adjustment of investment properties	172,544	131,064	477

Borrowing costs incurred as of June 30, 2015 and 2014 of Ps. 12,957 and Ps. 22,377, respectively, were capitalized at the rate of the Company's general borrowings, which amounts to 15%. Such costs correspond to Alto Comahue. The capitalization of finance costs has ceased since the completion of the shopping mall, therefore, no finance costs were capitalized as of June 30, 2016.

Certain of the Group's investment properties have been mortgaged or otherwise restricted to secure some of the Group's borrowings and other liabilities. The net book value of those properties as of June 30, 2016, 2015 and 2014 is as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Córdoba Shopping(i)	720,731	300,527	260,720
Solei Premium Outlet(ii)	—	—	243,325

Total	720,731	300,527	504,045

(i)     A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to Ps. 17.7 million, Ps. 3.3 million and 13.2 million, as of June 30, 2016, 2015 and 2014, respectively. The debt is included in "Trade and other payables" in the statement of financial position.

(ii)    On August 22, 2014, APSA paid the balance of the purchase price for the shopping mall known as "Soleil Premium Outlet" in the amount of Ps. 105.8 million (USD 12.6 million plus interest). As a result, the mortgage granted in favor of INC S.A. was fully discharged.

11.   Property, plant and equipment

Changes in the Group's property, plant and equipment for the years ended June 30, 2016, 2015 and 2014 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total

At June 30, 2013 (recast)
Costs	12,321	10,914	76,105	291	56	99,687
Accumulated depreciation	(9,437)	(7,572)	(62,218)	(291)	—	(79,518)

Net book amount (recast)	2,884	3,342	13,887	—	56	20,169

Year ended June 30 2014 (recast)
Opening net book amount	2,884	3,342	13,887	—	56	20,169
Additions	1,488	1,524	8,917	—	—	11,929
Disposal of unused assets	—	—	(36)	—	—	(36)
Depreciation charge(i) (Note 31)	(1,187)	(772)	(6,551)	—	—	(8,510)

Closing net book amount	3,185	4,094	16,217	—	56	23,552

At June 30, 2014 (recast)
Costs	13,809	12,438	84,986	291	56	111,580
Accumulated depreciation	(10,624)	(8,344)	(68,769)	(291)	—	(88,028)

Net book amount (recast)	3,185	4,094	16,217	—	56	23,552

Year ended June 30, 2015 (recast)
Opening net book amount	3,185	4,094	16,217	—	56	23,552
Additions(ii)	74,309	2,586	22,687	2,863	—	102,445
Transfers from investment properties	—	3,618	5,301	—	—	8,919
Disposal of unused assets	—	(46)	—	—	—	(46)
Depreciation charge(i) (Note 31)	(4,328)	(1,110)	(7,971)	(477)	—	(13,886)

Closing net book amount (recast)	73,166	9,142	36,234	2,386	56	120,984

At June 30, 2015 (recast)
Costs	88,118	18,596	112,974	3,154	56	222,898
Accumulated depreciation	(14,952)	(9,454)	(76,740)	(768)	—	(101,914)

Net book amount	73,166	9,142	36,234	2,386	56	120,984

Year ended June 30, 2016 (recast)
Opening net book amount	73,166	9,142	36,234	2,386	56	120,984
Additions	—	3,987	11,612	—	—	15,599
Depreciation charge(i) (Note 31)	(3,438)	(1,564)	(12,683)	(573)	—	(18,258)

Book amount at year end	69,728	11,565	35,163	1,813	56	118,325

At June 30, 2016 (recast)
Costs	88,118	22,583	124,586	3,154	56	238,497
Accumulated depreciation	(18,390)	(11,018)	(89,423)	(1,341)	—	(120,172)

Net book amount (recast)	69,728	11,565	35,163	1,813	56	118,325

(i)     As of June 30, 2016, 2015 and 2014, depreciation charges were included in "Costs" "General and administrative expenses" and in "Selling expenses" in the Statement of Comprehensive Income (Note 31).

(ii)    Includes additions due to acquisition of assets to IRSA. See Note 3.

As of June 30, 2016, 2015 and 2014 there are no Properties under development included in this item.

During the fiscal years ended June 30, 2016, 2015 and 2014 borrowing costs were no capitalized.

None of the Group's items of property, plant and equipment have been mortgaged to secure some of the Group's borrowings.

The Group leases computer equipment under non-cancellable finance lease agreements. The lease terms are between 3 and 5 years and ownership of the assets lie within the Group (Note 27). Book amount of these equipment, included in class "Machinery and equipment" is as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Costs—capitalized finance leases	8,709	6,857	5,121
Accumulated depreciation	(6,245)	(4,749)	(3,615)

Net book amount	2,464	2,108	1,506

12.   Trading properties

Changes in trading properties for the fiscal years ended June 30, 2016, 2015 and 2014 were as follows:

	Completed properties	Undeveloped sites	Total

At June 30, 2013 (recast)	1,620	6,024	7,644

Additions	1,400	—	1,400
Transfers from intangible assets / investment properties	7,351	2,139	9,490
Disposals / Sales(i)	(7,659)	—	(7,659)

At June 30, 2014 (recast)	2,712	8,163	10,875

Transfers from investment properties	—	15,544	15,544
Disposals / Sales(i)	(925)	—	(925)

At June 30, 2015 (recast)	1,787	23,707	25,494

Transfers from investment properties	—	23,935	23,935
Disposals / Sales(ii)	(1,400)	—	(1,400)

At June 30, 2016 (recast)	387	47,642	48,029

(i)     Corresponds to the sale of functional units (apartments and parking spaces) of Condominios I and II.

(ii)    Corresponds to the sale of the apartment located at Entre Ríos 465/9.

During the fiscal years ended June 30, 2016, 2015 and 2014 no borrowing costs were capitalized.

None of the Group's trading properties have been mortgaged or otherwise restricted to secure Group's borrowings and other payables.

Breakdown of current and non-current Company's trading properties is as follow:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Non-current	48,029	22,340	9,661
Current	—	3,154	1,214

	48,029	25,494	10,875

The following is a summary of the Group's trading properties by type as of June 30, 2016, 2015 and 2014:

	Net book amount
Description	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)	Date of acquisition

Undeveloped sites:
Air space Coto	6,024	6,024	6,024	sep-97
Córdoba Plot of land	15,544	15,544	2,139	may-15
Córdoba Plot of land (Shopping)(1)	23,935	—	—	—
Residential project Neuquén	2,139	2,139	—	may-06

Total undeveloped sites	47,642	23,707	8,163

Completed properties:
Condominios I	21	21	925	apr-11
Condominios II	366	366	387	nov-13
Entre Ríos 465/9 apartment	—	1,400	1,400	—

Total completed properties	387	1,787	2,712

Total	48,029	25,494	10,875

(1)    See Note 39.

13.   Intangible assets

Changes in the Group's intangible assets for the fiscal years ended June 30, 2016, 2015 and 2014 were as follows:

	Goodwill	Software	Rights of use(ii)	Right to receive units (barters)(iii)	Others	Total

At June 30, 2013 (recast)
Costs	506	14,730	20,873	40,223	907	77,239
Accumulated amortization	—	(13,804)	—	—	(774)	(14,578)

Net book amount (recast)	506	926	20,873	40,223	133	62,661

Year ended June 30 2014 (recast)
Opening net book amount	506	926	20,873	40,223	133	62,661
Additions	—	165	—	—	10,954	11,119
Transfers to trading properties	—	—	—	(7,351)	—	(7,351)
Disposals	—	(116)	—	—	—	(116)
Amortization charge(i) (Note 31)	—	(479)	—	—	(80)	(559)

Closing net book amount (recast)	506	496	20,873	32,872	11,007	65,754

At June 30, 2014 (recast)
Costs	506	14,779	20,873	32,872	11,861	80,891
Accumulated amortization	—	(14,283)	—	—	(854)	(15,137)

Net book amount (recast)	506	496	20,873	32,872	11,007	65,754

Year ended June 30, 2015 (recast)
Opening net book amount	506	496	20,873	32,872	11,007	65,754
Additions	—	467	—	5,409	—	5,876
Disposals	(506)	—	—	—	—	(506)
Amortization charge(i) (Note 31)	—	(490)	(471)	—	(1,148)	(2,109)

Closing net book amount (recast)	—	473	20,402	38,281	9,859	69,015

At June 30, 2015 (recast)
Costs	—	15,246	20,873	38,281	11,861	86,261
Accumulated amortization	—	(14,773)	(471)	—	(2,002)	(17,246)

Net book amount (recast)	—	473	20,402	38,281	9,859	69,015

Year ended June 30, 2016 (recast)
Opening net book amount	—	473	20,402	38,281	9,859	69,015
Additions	—	1,583	—	—	—	1,583
Amortization charge(i) (Note 31)	—	(325)	(943)	—	(2,191)	(3,459)

Closing net book amount (recast)	—	1,731	19,459	38,281	7,668	67,139

At June 30, 2016 (recast)
Costs	—	16,829	20,873	38,281	11,861	87,844
Accumulated amortization	—	(15,098)	(1,414)	—	(4,193)	(20,705)

Net book amount (recast)	—	1,731	19,459	38,281	7,668	67,139

(i)     As of June 30, 2016, 2015 and 2014, amortization charge is included in "Costs" in the Statements of Comprehensive Income (Note 31). There are no impairment charges for any of the reported years.

(ii)    Corresponds to Distrito Arcos. Depreciation began in January 2015, upon delivery of the shopping mall.

(iii)   Corresponds to in-kind receivables representing the right to receive residential apartments in the future under barter transactions (Note 39).

14.   Inventories

Group's inventories as of June 30, 2016, 2015 and 2014 were as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Current
Materials and others items of inventories	18,202	15,347	10,368

Total inventories	18,202	15,347	10,368

15.   Financial instruments by category

The following tables show the carrying amounts of financial assets and liabilities by category and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items "Trade and other receivables" and "Trade and other payables" contain both financial instruments and non-financial assets or liabilities (such as advances, credits, trade payables in-kind and tax payables), the reconciliation is shown in the columns headed "Non-financial assets" and "Non-financial liabilities".

Financial assets and financial liabilities as of June 30, 2016 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total

June 30, 2016 (recast)
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	1,757,371	—	1,757,371	758,493	2,515,864
Investments in financial assets (Note 17)	—	2,084,748	2,084,748	—	2,084,748
Cash and cash equivalents (Note 19)	29,842	3,207	33,049	—	33,049

Total	1,787,213	2,087,955	3,875,168	758,493	4,633,661

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 20)	415,591	—	415,591	874,409	1,290,000
Derivative financial instruments (Note 18)	—	2,857	2,857	—	2,857
Borrowings (excluding finance leases liabilities) (Note 23)	5,889,026	—	5,889,026	—	5,889,026

Total	6,304,617	2,857	6,307,474	874,409	7,181,883

Financial assets and financial liabilities as of June 30, 2015 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total

June 30, 2015 (recast)
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	666,968	—	666,968	316,147	983,115
Investments in financial assets (Note 17)	109,831	436,035	545,866	—	545,866
Cash and cash equivalents (Note 19)	301,499	2,000	303,499	—	303,499

Total	1,078,298	438,035	1,516,333	316,147	1,832,480

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 20)	402,258	—	402,258	647,705	1,049,963
Borrowings (excluding finance leases liabilities) (Note 23)	3,791,146	—	3,791,146	—	3,791,146

Total	4,193,404	—	4,193,404	647,705	4,841,109

Financial assets and financial liabilities as of June 30, 2014 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total

June 30, 2014 (recast)
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for bad debts and other credits) (Note 16)	831,698	—	831,698	265,227	1,096,925
Investments in financial assets (Note 17)	14,079	265,447	279,526	—	279,526
Cash and cash equivalents (excluding bank overdrafts) (Note 19)	114,406	2,300	116,706	—	116,706
Derivative financial instruments—assets (Note 18)	—	1,234	1,234	—	1,234

Total	960,183	268,981	1,229,164	265,227	1,494,391

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 20)	215,299	—	215,299	470,185	685,484
Borrowings (excluding finance lease liabilities) (Note 23)	1,522,943	—	1,522,943	—	1,522,943
Derivative financial instruments—liabilities (Note 18)	—	14,225	14,225	—	14,225

Total	1,738,242	14,225	1,752,467	470,185	2,222,652

Financial liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 "Leases". Finance leases are excluded from the scope of IFRS 7 "Financial Instruments: Disclosures". Therefore, finance leases have been shown separately.

Results on derivative financial instruments are included in "Financial results, net" in the statement of comprehensive income (Note 34) and can be assigned to the following categories:

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total

June 30, 2016 (recast)
Interest income	94,541	7,628	102,169
Interest expense	(612,486)	—	(612,486)
Foreign exchange losses, net	(1,815,553)	—	(1,815,553)
Fair value gains of financial assets at fair value through profit or loss	—	466,328	466,328
Gain from derivative financial instruments	—	1,248,374	1,248,374
Other finance costs	(100,051)	—	(100,051)

Net result	(2,433,549)	1,722,330	(711,219)

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total

June 30, 2015 (recast)
Interest income	57,860	11,447	69,307
Interest expense	(329,170)	—	(329,170)
Foreign exchange losses, net	(210,162)	—	(210,162)
Fair value gains of financial assets at fair value through profit or loss	—	50,176	50,176
Loss from derivative financial instruments	—	(2,961)	(2,961)
Other finance costs	(41,677)	—	(41,677)

Net result	(523,149)	58,662	(464,487)

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total

June 30, 2014 (recast)
Interest income	44,292	15,732	60,024
Interest expense	(151,092)	—	(151,092)
Foreign exchange losses, net	(277,258)	—	(277,258)
Fair value gains of financial assets at fair value through profit or loss	—	62,216	62,216
Gain from derivative financial instruments	—	12,514	12,514
Other finance costs	(29,457)	—	(29,457)

Net result	(413,515)	90,462	(323,053)

  Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, bonds and non-convertible notes for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise foreign-currency forward contracts.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group's assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has determined that the investment in Avenida Inc. and Arcos del Gourmet S.A.'s stock option are Level 3 financial instruments, with a fair value of Ps. 172,319 and zero at the end of 2016, respectively, and for 2015 and 2014 Gourmet S.A.'s stock option value is zero .

The following tables present the Group's financial assets and financial liabilities that are measured at fair value as of June 30, 2016, 2015 and 2014 and their allocation to the fair value hierarchy:

	June 30, 2016 (recast)
	Level 1	Level 2	Level 3	Total

Assets
Investments in financial assets:
—Investment in equity securities TGLT	140,106	—	—	140,106
—Investment in equity securities Avenida Inc.	—	—	172,319	172,319
—Mutual funds	372,925	—	—	372,925
—ETF funds	98,882	—	—	98,882
—Government bonds	968,859	—	—	968,859
—Bonds issued by Banco Macro	2,988	—	—	2,988
—Non-convertible notes related parties	328,669	—	—	328,669
Cash and cash equivalents:
—Mutual funds	3,207	—	—	3,207

Total Assets	1,915,636	—	172,319	2,087,955

Liabilities
Derivative financial instruments:
—Foreign-currency forward contracts	—	2,857	—	2,857

Total Liabilities	—	2,857	—	2,857

	June 30, 2015 (recast)
	Level 1	Level 2	Level 3	Total

Assets
Investments in financial assets:
—Investment in equity securities TGLT	71,470	—	—	71,470
—Investment in equity securities Avenida Inc.	—	—	102,316	102,316
—Mutual funds	105,977	—	—	105,977
—Government bonds	79,555	—	—	79,555
—Bonds issued by Banco Macro	1,789	—	—	1,789
—Non-convertible notes related parties	74,928	—	—	74,928
Cash and cash equivalents:
—Mutual funds	2,000	—	—	2,000

Total Assets	335,719	—	102,316	438,035

	June 30, 2014 (recast)
	Level 1	Level 2	Level 3	Total

Assets
Investments in financial assets:
—Investment in equity securities in TGLT	63,455	—	—	63,455
—Mutual funds	84,640	—	—	84,640
—Government bonds	4,243	—	—	4,243
—Bonds issued by Banco Macro	1,438	—	—	1,438
—Non-convertible notes related parties	113,971	—	—	113,971
—Foreign-currency futures contract	—	1,200	—	1,200
—Interest rate swaps	—	34	—	34
Cash and cash equivalents:
—Mutual funds	2,300	—	—	2,300

Total assets	270,047	1,234	—	271,281

Liabilities
—Foreign-currency futures contract	—	14,225	—	14,225

Total liabilities	—	14,225	—	14,225

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters

Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve; Foreign exchange curve.
Arcos del Gourmet S.A. purchase option	Discounted cash flow	—	Projected revenues and discount rate
Avenida Inc.	Cap rate valuation	Theoretical price	Comparable market multiple (EV/GMV ratio)

16.   Trade and other receivables

The following table shows the amounts of Trade and other receivables as of June 30, 2016, 2015 and 2014:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Non-current
Leases and services receivables	4,900	3,000	—
Averaging of scheduled rent escalation	73,895	53,044	53,478
Properties sales receivables	10	192	711
Less: allowance for doubtful accounts	(2,208)	(2,208)	(2,208)

Total non-current trade receivables	76,597	54,028	51,981

Prepayments	12,088	11,274	14,332
Loans	132	—	15
VAT receivables	22,778	23,568	18,824
Others	—	1,561	762

Total non-current other receivables	34,998	36,403	33,933

Related parties (Note 36)	376,603	—	—

Total non-current trade and other receivables	488,198	90,431	85,914

Current
Leases and services receivables	302,294	253,514	239,596
Averaging of scheduled rent escalation	107,655	85,674	—
Post-dated checks	358,253	233,312	181,835
Properties sales receivables	645	537	657
Consumer financing receivables	15,380	14,620	14,861
Debtors under legal proceedings	63,427	60,919	52,175
Less: allowance for doubtful accounts	(91,159)	(82,295)	(71,424)

Total current trade receivables	756,495	566,281	417,700

Prepayments	80,107	92,481	47,064
Expenses to be recovered	2,347	—	—
VAT receivables	2,851	1,853	3,715
Loans	9,276	10,750	8,759
Other tax receivables	21,628	4,867	6,684
Advance payments	60,888	43,386	66,186
Others	1,715	11,197	10,379
Less: allowance for other receivables	(165)	(165)	(175)

Total current other receivables	178,647	164,369	142,612

Related parties (Note 36)	998,992	77,366	376,892

Total current trade and other receivables	1,934,134	808,016	937,204

Total trade and other receivables	2,422,332	898,447	1,023,118

As of June 30, 2016, 2015 and 2014, all non-current receivables are due within 7, 3 and 4 years from the end of the fiscal year, respectively.

The fair values of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, the impact of discounting is not considered significant. Fair values are based on discounted cash flows.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.15..

Movements on the Group's allowance for doubtful accounts and other receivables are as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Beginning of the year	84,668	73,807	73,429
Additions(1) (Note 31)	35,391	22,653	10,333
Unused amounts reversed (Note 31)	(23,396)	(10,489)	(4,022)
Used during the year	(3,131)	(1,303)	(5,933)

End of the year	93,532	84,668	73,807

(1)    The write off charge amounts to Ps. 10 as of June 30, 2016.

The allowance for doubtful accounts' additions and unused amounts reversed have been included in "Selling expenses" in the statement of comprehensive income (Note 31). Amounts charged to the allowance account are generally written off, when no recovery is expected.

The Group's trade receivables comprise: shopping leases and services, leases office and services, consumer financing and sale of properties. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables (Note 4).

The Group has also receivables with related parties. Neither of which are due nor impaired.

Due to the distinct characteristics of each type of receivable, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2016, 2015 and 2014 (includes not past due receivables to reconcile with the amounts in the statements of financial position):

	Past Due
Type of receivables	Up to 3 months	Over 3 months	To mature	Allowed	Total

Shopping leases and services	50,015	8,585	773,073	77,957	909,630
Office leases and services	96	636	32	30	794
Consumer financing	—	—	—	15,380	15,380
Sale of properties	113	347	195	—	655

Total as of June 30, 2016 (recast)	50,224	9,568	773,300	93,367	926,459

Shopping leases and services	39,119	24,424	555,035	69,848	688,426
Office leases and services	969	24	9	35	1,037
Consumer financing	—	—	—	14,620	14,620
Sale of properties	64	340	325	—	729

Total as of June 30, 2015 (recast)	40,152	24,788	555,369	84,503	704,812

Shopping leases and services	24,637	9,555	433,551	56,405	524,148
Office leases and services	430	—	140	158	728
Consumer financing	—	—	—	14,861	14,861
Sale of properties	41	43	1,284	2,208	3,576

Total as of June 30, 2014 (recast)	25,108	9,598	434,975	73,632	543,313

  Leases and services receivables from investment properties:

Trade receivables related to leases and services from the Shopping Malls and offices represent 98.3%, 97.8% and 95.6% of the Group's total trade receivables as of June 30, 2016, 2015 and 2014, respectively. The Group has a large customer base and is not dependent on any single customer. Leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six months are regularly monitored. At the end of the year, the Group has not experienced credit issues with these new customers.

As of June 30, 2016, 2015 and 2014 the Group provided for profit net with respect to leases and services receivables for an amount of Ps. 11,235, Ps. 12,405 and Ps. 5,375, respectively.

  Consumer financing receivables:

Trade receivables related to the residual activities of the Group represent only 1.7%, 2.1% and 2.7%of the Group's total trade receivables as of June 30, 2016, 2015 and 2014, respectively.

As of June 30, 2016, 2015 and 2014, the Group provided for recorded net gains (losses) on impairment / (recovery) of consumer financing receivables for an amount of Ps. 760, Ps. (241) and Ps. 936, respectively. The estimation of the credit risk is complex and requires the use of rating and scoring models which are essential to measure default risk. In measuring the consumption credit risks of credit purchases made through credit cards and cash advances, the Company considers two components: (i) the probability of default by client or counterparty, and (ii) the likeable recovery rate of obligations in arrears. The models are reviewed regularly to check their effectiveness with respect to actual performance and, where necessary, to enhance them.

  Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 0.1% of the Group's total trade receivables as of June 30, 2016 and 2015 and 0.7% as of June 30, 2014. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

During the fiscal year there are no impaired receivables from the sale of properties.

17.   Investments in financial assets

The following table shows the amounts of investments in financial assets as of June 30, 2016, 2015 and 2014:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT	140,106	71,470	63,455
Investment in equity securities in Avenida Inc.	172,319	102,316	—
Financial assets at amortized cost			—
Non-convertible notes related parties (Note 36)	—	79,760	—

Total non-current	312,425	253,546	63,455

Current
Financial assets at fair value through profit or loss
Mutual funds	372,925	105,977	82,340
ETF funds	98,882	—	—
Non-convertible notes related parties (Note 36)	328,669	74,928	113,971
Bonds issued by Banco Macro	2,988	1,789	1,438
Government bonds(i)	968,859	79,555	4,243
Financial assets at amortized cost
Non-convertible notes related parties (Note 36)	—	30,071	14,079

Total current	1,772,323	292,320	216,071

Total investments in financial assets	2,084,748	545,866	279,526

(i)     Includes bonds in foreign-currency "Bonad Dollar Link" and other bonds in local-currency "Lebacs".

Financial assets at fair value through profit or loss are denominated in Argentine pesos. The maximum exposure to credit risk at the reporting date is the carrying value of these assets.

18.   Derivative financial instruments

The following table shows the derivative financial instruments as of June 30, 2016, 2015 and 2014:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Assets
Current
Foreign-currency forward contracts	—	—	1,200
Swaps	—	—	34

Total current derivative financial instruments	—	—	1,234

Total assets derivative financial instruments	—	—	1,234

Liabilities
Foreign-currency forward contracts	2,857	—	14,225

Total current derivative financial instruments	2,857	—	14,225

Total liabilities derivative financial instruments	2,857	—	14,225

As of June 30, 2016, 2015 and 2014, foreign currency forward contracts outstanding are indicated below:

Forwards	Amount (USD)	Due date	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Banco Galicia	8,000	10/31/2016	(1,109)	—	—
Banco ICBC	10,000	10/31/2016	(1,368)	—	1,200
Banco SBS	1,000	02/24/2017	(255)	—	—
Banco SBS	1,000	10/31/2016	(125)	—	—

Total	20,000		(2,857)	—	1,200

Accrued gains (losses) from future exchanges contracts during the fiscal years ended June 30, 2016, 2015 and 2014 were as follows:

Future / Forwards	Amount (USD)	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Banco ICBC	10,000	2,624	(1,098)	(4,373)
Banco Galicia	10,000	44,319	(1,098)	(16,238)
Banco Hipotecario	—	—	(549)	30,896
Banco Itaú	—	—	—	2,207
Compañía Inversora Bursatil	58,000	385,492	—	—
Banco SBS	80,000	765,002	—	—
Banco Cohen	7,000	26,242	—	—
Balanz Capital	12,000	24,240	—	—

Total	177,000	1,247,919	(2,745)	12,492

Accrued gains (losses) from interest rate swaps during the fiscal years ended June 30, 2016, 2015 and 2014 were as follows:

Interest rate swaps	Amount (USD)	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Banco Galicia	10,000	—	(216)	22
Banco Galicia	50,000	455	—	—

Total	60,000	455	(216)	22

19.   Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of June 30, 2016, 2015 and 2014:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Cash at bank and on hand	29,842	301,499	114,406
Mutual funds	3,207	2,000	2,300

Total cash and cash equivalents	33,049	303,499	116,706

Following is a detailed description of cash flows generated by the Group's operations for the fiscal years ended June 30, 2016, 2015 and 2014.

	Note	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Net income for the year		12,252,532	2,411,819	2,372,394
Adjustments:
Income tax expense	26	6,278,894	1,249,369	1,250,843
Amortization and depreciation	31	22,944	16,892	9,736
Changes in fair value of investment property		(17,092,403)	(2,690,556)	(2,803,023)
Gain from disposal of trading property		241	(5,691)	(44,258)
Written off unused property, plant and equipment		—	46	36
Written off unused investment properties	10	23,650	114	417
Expenses related to the sale of investment property		8,810	13,820	169
Goodwill written off	8	4,297	—	—
Loss on intangible assets retired	13	—	—	116
Rent averaging	29	(42,832)	(27,454)	(14,631)
Directors' fees	36	27,700	40,558	12,169
LLP long term incentive program reserve		16,359	21,360	58,071
Loss from disposal of equity interest	9	—	(8,758)
(Gain) / Loss from derivative financial instruments	33	(1,248,374)	2,961	(12,514)
Fair value gains of financial assets at fair value through profit or loss	33	(466,327)	(50,176)	(62,216)
Financial results, net	33	2,413,912	531,311	424,517
Doubtful accounts, net	31	11,995	12,164	6,311
Provisions, net	32	3,402	9,861	9,179
Share of profit / (loss) of associates and joint ventures	8,9	(204,299)	(50,768)	(59,074)
Unrealized foreign exchange on cash and cash equivalents		(1,062)	(4,390)	(6,615)
Changes in operating assets and liabilities:
Increase in inventories	14	(2,855)	(4,979)	(472)
Decrease in trading properties	12	1,159	5,481	51,917
Increase in trade and other receivables	16	(606,342)	(262,246)	(55,258)
Increase in trade and other payables	20	178,488	251,063	40,719
Increase (Decrease) in payroll and social security liabilities	21	12,689	23,879	(14,629)
Uses in provisions	22	(3,350)	(1,813)	(2,034)

Net cash generated from operating activities before income tax paid		1,589,228	1,483,867	1,161,870

The following table shows a detail of non-cash transactions occurred in the years ended June 30, 2016, 2015 and 2014:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Repayment of related party borrowings through the decrease in financial assets	372,203	—	—
Offsetting of loans against dividends receivable	3,591	2,625	—
Transfer of investment properties to property, plant and equipment	15,224	8,919	—
Transfer of investment properties to trading properties	23,935	15,544	2,139
Financed purchase of property, plant and equipment	1,852	1,984	651
Dividends distribution to non-controlling interest not yet paid	64,209	42,772	—
Dividends distribution compensated with a decrease in trade and other receivables and financial assets	253,663	284,776	—
Expired dividends	—	813	1,690
Payment of interests with financial assets	—	6,995	—
Transfer of intangible assets to trading properties	—	—	7,351
Right to receive units (Barters)	—	5,409	—
Acquisition of intangible assets	—	—	8,954
Share-based incentive plan	—	—	6,607
Assignment of bonds to the parent company	—	—	16,825
Payment of trade and other payables with the delivery of trading properties	—	1,135	—
Dividend distribution, not yet paid	—	4,594	3,474
Collection of trade receivables and other receivables against delivery of trading properties	—	—	1,400
Change in the measurement criteria of equity interest in Avenida Inc.	—	30,089	—

Acquisition of real property to IRSA

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Assets acquired
Investment properties	—	2,562,182	—
Property, plant and equipment	—	74,309	—

Total assets acquired	—	2,636,491	—

Trade and other receivables	—	(307,893)	—
Investments in financial assets	—	(43,633)	—
Borrowings	—	(2,195,176)	—
Cash	—	(89,789)	—

Total consideration	—	(2,636,491)	—

20.  Trade and other payables

The following table shows the amounts of trade and other payables as of June 30, 2016, 2015 and 2014:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Non-current
Rent and service payments received in advance	89,021	61,715	51,411
Admission rights	199,688	146,036	113,617
Tenant deposits	5,688	6,044	2,215

Total non-current trade payables	294,397	213,795	167,243

Tax payment plans	18,077	20,606	12,634
Other income to be accrued	6,925	7,420	7,914
Others	6,438	5,953	7,695

Total non-current other payables	31,440	33,979	28,243

Related parties (Note 36)	232	38	187

Total non-current trade and other payables	326,069	247,812	195,673

Current
Trade payables	77,367	65,912	35,645
Accrued invoices	110,390	92,251	69,233
Customer advances	15,528	4,493	2,305
Rent and service payments received in advance	216,958	185,991	121,930
Admission rights	187,446	142,709	111,024
Tenant deposits	24,085	13,283	1,857

Total current trade payables	631,774	504,639	341,994

VAT payables	46,306	39,615	23,215
Withholdings payable	50,224	25,070	18,510
Other tax payables	8,870	9,373	2,065
Other income to be accrued	495	495	495
Tax payment plans	34,871	4,182	3,440
Dividends	64,209	50,147	4,285
Others	6,968	3,692	1,591

Total current other payables	211,943	132,574	53,601

Related parties (Note 36)	120,214	164,938	94,216

Total current trade and other payables	963,931	802,151	489,811

Total trade and other payables	1,290,000	1,049,963	685,484

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature, the impact of discounting is not considered significant. Fair values are based on discounted cash flows.

21.   Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of June 30, 2016, 2015 and 2014:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Current
Provision for vacation, bonuses and others	89,804	77,049	66,841
Social security payable	17,144	15,899	9,249
Others	434	1,745	—

Total payroll and social security liabilities	107,382	94,693	76,090

22.   Provisions

The Group is subject to several Argentine laws, regulations and business practices. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

The following table shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Investments in joint ventures(*)	Total

As of June 30, 2013 (recast)	17,828	—	17,828

Increases (Note 33)	13,087	59	13,146
Recovery (Note 33)	(3,908)	—	(3,908)
Used during the year	(2,033)	—	(2,033)

As of June 30, 2014 (recast)	24,974	59	25,033

Increases (Note 33)	19,774	—	19,774
Recovery (Note 33)	(9,913)	—	(9,913)
Used during the year	(1,813)	—	(1,813)
Share of loss of joint ventures	—	(59)	(59)

As of June 30, 2015 (recast)	33,022	—	33,022

Increases (Note 33)	13,549	—	13,549
Recovery (Note 33)	(10,147)	—	(10,147)
Used during the year	(3,350)	—	(3,350)

As of June 30, 2016 (recast)	33,074	—	33,074

(*)    Correspond to equity interests in joint ventures with negative equity

Breakdown of current and non-current provisions is as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Non-current	26,286	9,392	22,878
Current	6,788	23,630	2,155

	33,074	33,022	25,033

Included in the item are certain amounts in respect of which the Group set up a provision for different legal cases, none of which is considered significant.

In addition, the Group is a party to several legal proceedings, including tax, work, civil, administrative and other kinds of litigations, and therefore, has not set up any provision based on the information assessed as of this date. In Management's opinion, the ultimate resolution in any pending or potential matters, whether individually or collectively, will not have any material adverse effect on the consolidated financial situation and the results of the operations of the Group. Below is a description of the primary matters pending:

  Acquisition of the building known as ex- escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Group through IRSA Propiedades Comerciales acquired the building known as edificio ex-escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522. As explained in Note 27, this property is affected to a concession contract.

After the title deed was made, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martín Theater.

IRSA Propiedades Comerciales has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2016, the property is recorded under Investment Properties.

23.   Borrowings

The following table shows the Company's borrowings as of June 30, 2016, 2015 and 2014:

						Book value
				Effective interest rate %	Capital nominal value
	Secured / unsecured	Currency	Rate			June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Non-current
NCN Series I due 2017 (Note 36)	Unsecured	USD	Fixed	7.875%	—	—	1,073,831	879,802
NCN Class II due 2023	Unsecured	USD	Fixed	8.750%	360,000	5,261,871	—	—
Finance leases(v)	Secured	USD	Fixed	(v)	300	2,381	1,216	851
Citibank N.A loan(iv)	Unsecured	Ps.	Fixed	(iv)	8,252	2,324	8,158	—
Syndicated loan	Unsecured	Ps.	Fixed	(i)	—	—	—	74,964
Seller financing	Secured	USD	Fixed		—	—	—	80,126
Bank loans	Unsecured	Ps.	Floating		—	—	—	10,359
Related parties(vi) (Note 36)	Unsecured	USD	Fixed	8.50%	—	—	2,239,283	—

Non-current borrowings						5,266,576	3,322,488	1,046,102

Current
NCN Series I due 2017 (Note 36)	Unsecured	USD	Fixed	7.875%	—	—	11,067	8,968
NCN Class I due 2017(vii)	Unsecured	Ps.	Fixed/ Floating	26.5% Badlar + 4 BP	407,260	409,091	—	—
NCN Class II due 2023	Unsecured	USD	Fixed	8.750%	360,000	127,652	—	—
Banco Provincia de Buenos Aires loans(ii)	Unsecured	Ps.	Fixed	(ii)	36,250	36,074	6,468	12,886
Syndicated loans(i)	Unsecured	Ps.	Fixed	(i)	—	—	75,485	101,339
Citibank N.A loan(iv)	Unsecured	Ps.	Fixed	(iv)	8,252	5,837	5,855	—
Bank overdrafts(iii)	Unsecured	Ps.	Floating	(iii)	—	39,792	274,348	349,300
Seller financing	Secured	USD	Fixed	—	—	—	—	5,128
Finance leases(v)	Secured	USD	Fixed	(v)	300	1,661	1,381	1,545
Related parties(vi) (Note 36)	Unsecured	Ps. / USD	Fixed/ Floating	(vi)	5,511	6,385	96,651	71

Total current borrowings						626,492	471,255	479,237

Total borrowings						5,893,068	3,793,743	1,525,339

(i)     On November 16, 2012, the Group subscribed a syndicated loan agreement In the amount of Ps. 118,000. Principal is payable in nine quarterly consecutive installments and accrued interest at a 15.01% rate. In November 2015, the last installment was settled. On June 12, 2013, the Group subscribed a new syndicated loan in the amount of Ps. 111,000. Principal is payable in nine quarterly consecutive installments and accrued interest at a 15.25% rate. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario with a one-year grace period to start repayment (Note 36).

(ii)    On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires in the amount of Ps. 29 million. Principal was payable in nine quarterly consecutive installments starting in December 2013 with a one-year grace period to start repayment. In December 2015, the last principal installment was settled. On September 30, 2015, the Group subscribed a new loan with Banco Provincia de Buenos Aires in the amount of Ps. 145 million. Principal is payable in twelve monthly consecutive installments and interest is accrued at a 23% rate.

(iii)   Granted by diverse financial institutions. They accrue interest rates ranging from 22% to 39% annually, and are due within a maximum term of three months from each year end.

(iv)   On December 23, 2013, the Group subscribed a loan with Citibank N.A. of Ps. 5.9 million, which accrues interest at a 15.25% rate. Principal is payable in nine quarterly consecutive installments starting in December 2014. Additionally, on December 30, 2014, the Group subscribed a new loan with Citibank N.A. in the amount of Ps. 10 million, which accrues interest at a rate of 26.50%. Principal is payable in nine quarterly consecutive installments starting in December 2015.

(v)    They accrue interest rates ranging from 3.2% to 14.3% annually.

(vi)   It includes credit lines with Nuevo Puerto Santa Fe and IRSA that bear interest at Badlar and at a fixed rate of 8.50%, respectively. Loan with IRSA was fully paid in at year end.

(vii)  On September 18, 2015, the Group. issued non-convertible notes Class I in the amount of Ps. 407.3 million, which pay a combined rate and have a maturity of 18 months. During the first three months, interest will be accrued at a fixed rate of 26.5% and, from the fourth month until maturity, the Badlar rate plus 4 basis points will be applied. Interest will be paid on a quarterly basis and principal will be repaid in a lump sum at maturity.

As of June 30, 2016, 2015 and 2014, the Company does not hold collateralized liabilities (seller financing and long-term borrowings, excluding finance leases).

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 "Leases". Information regarding liabilities under finance leases is disclosed in Note 27.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's classification related to interest rates is as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Fixed rate:
Less than one year	42,163	88,016	116,601
Between 1 and 2 years	1,141	1,080,163	84,653
Between 2 and 3 years	1,198	2,338	882,025
Between 4 and 5 years	—	2,239,283	80,126
More than 5 years	5,345,204	—	—

	5,389,706	3,409,800	1,163,405

Floating rate:
Less than one year	452,532	278,604	347,481

	452,532	278,604	347,481

Accrued interest and expenses:
Less than one year	130,136	103,254	13,610
Between 1 and 2 years	(8)	(485)	(1,106)
Between 2 and 3 years	(7)	(27)	(447)
More than 5 years	(83,333)	—	—

	46,788	102,742	12,057

	5,889,026	3,791,146	1,522,943

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate approaches its carrying amount, as the effect of discounting is not significant The fair value of all debts that are not quoted in the market are valued at their technical value, that is, nominal value plus accrued interest.

The fair value of non-current borrowings at fixed rate (excluding obligations under finance leases) is as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

NCN Series I due 2017	—	1,091,287	976,661
NCN Class II due 2023	5,921,907	—	—
Bank loans	6,901	16,213	5,949
Seller financing	—	—	110,931
Syndicated loans	—	—	191,185
Banco Provincia de Buenos Aires loan	—	—	19,548
Related parties	—	2,327,131	—

	5,928,808	3,434,631	1,304,274

  Purchase offers and requests for consent of IRSA CP's Series I Corporate Notes

On March 3, 2016, IRSA CP announced that it would launch an offer to buy in cash any and all of its outstanding 7.875% Series I Corporate Notes maturing in 2017.

Along with the Purchase Offer, IRSA CP asked the holders of Corporate Notes to give their consent to certain proposed changes to the trust agreement dated May 11, 2007, including the elimination of substantially all covenants, and the amendment or elimination of certain events of breach and other provisions of the Corporate Notes Trust Agreement.

Below is a detail of certain information on the main payment terms of the Purchase Offer and Request for Consent:

Existing corporate notes	CUSIP numbers	ISINs	Outstanding nominal value	Purchase price	Payment for early offer	Payment for consent	Total consideration

Non-convertible 7.875% Corporate Notes maturing in 2017	02151PAB3 / P0245MAC3	US02151PAB31 / USP0245MAC30	USD 120,000,000	USD 974.50	USD 30.00	N/A	USD 1,004.50

The purchase offer was subject to certain conditions, including (i) the execution of a simultaneous offering of new corporate notes in the international capital markets in order to fund the purchase offer; (ii) the payment of the outstanding purchase price balance of USD 240.0 million to IRSA for the acquisition of office buildings and reserves of land made in December 2014; (iii) securing all Required Consents and maintaining them in full force and effect, and (iv) the general conditions (any significant political, economic or financial change in the conditions, among others).

On April 4, 2016, IRSA CP announced the final outcome of the purchase offer and request for consent, as summarized in the following table:

Existing corporate notes	CUSIP numbers	ISINs	Outstanding nominal value	Approximate amount of existing corporate notes offered for sale	Approximate percentage of existing corporate notes offered for sale	Approximate percentage of consents received

Non-convertible 7.875% Corporate Notes maturing in 2017	02151PAB3 / P0245MAC3	US02151PAB31 / USP0245MAC30	USD 120,000,000	USD 59,504,000	49.59%	49.59%

The Meeting of IRSA's 2017 Corporate Notes holders scheduled for March 23, 2016 could not be held for the required quorum was not gathered.

On March 28, 2016 and April 8, 2016, IRSA CP bought the nominal principal amount of USD 59,152,000 and USD 352,000, respectively, of 7.875% Series I Corporate Notes maturing in 2017, and ordered the Trustee to settle USD 59,504,000 of the nominal principal amount of the Corporate Notes on such dates. Following such settlements, the nominal outstanding principal amount of 7.875% Series I Corporate Notes maturing in 2017 issued by IRSA CP was USD 60,496,000.

On April 4, 2016, IRSA CP's Board of Directors decided to approve the payment of USD 60,496,000, the remaining outstanding amount of IRSA CP's Series I Corporate Notes. Such payment was made on May 4, 2016.

Such payments were accounted for as a cancellation of debt.

Such transaction generated a loss of Ps.33,393.

  Issuance of IRSA CP's 8.75% Class II Corporate Notes maturing in 2023.

On March 23, 2016, IRSA CP issued corporate notes for an aggregate nominal amount of USD 360 million under its Global Corporate Note Program. Class II Corporate Notes accrue interest on a half-yearly basis, at an annual fixed rate of 8.75% and are repayable at maturity on March 23, 2023. The issue price was 98.722% of face value.

IRSA CP's Corporate Notes maturing in 2023 are subject to certain Commitments, Events of Breach and Limitations, including Limitations on Additional Indebtedness, Limitations on Restricted Payments, Limitations on Transactions with Affiliates, Limitations on the Merger, Take-over Merger and Limitations on the Sale of all or a substantial portion of the company's Assets.

In order to borrow additional debt, IRSA CP shall have to meet the additional debt Consolidated Interest Coverage ratio, which shall be higher than 2.00. The Consolidated Interest Coverage ratio is defined as Consolidated EBITDA divided by consolidated net interest. Consolidated EBITDA is defined as operating income (loss) plus depreciation and amortization, and other consolidated non-monetary charges.

Class II Corporate Notes are subject to certain financial commitments pursuant to which IRSA CP may not declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

a)     an Event of Default does not occur or persist,

b)     IRSA CP may incur at least USD 1.00 worth of additional debt pursuant to the "Restriction on Additional Borrowing"; and

c)     the amount of such Restricted payment exceeds the sum of:

  (i)     100% of the accumulated EBITDA for the period (considered as one single accounting period) from July 1, 2015 to the last day of the last fiscal quarter ended before the date of such Restricted Payment, less an amount equal to 150% of net consolidated interest for such period; and

  (ii)    any debt reduction by the Issuer or its Subsidiaries after the Issue Date (other than Debt due by the Subsidiaries to the Issuer) through a swap or exchange of shares of the Issuer or its Subsidiaries.

24.  Employee benefits

The Group holds a defined contribution plan (the "Plan") covering key managers in Argentina. The Plan became effective as from January 1, 2006. Participants may make contributions to the Plan of up to 2.5% of their monthly salary ("Base Contributions") and contributions of up to 15% of their annual bonus ("Extraordinary Contributions"). Under the Plan, the Group matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

All contributions are invested in funds administered outside of the Group. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

(i)     ordinary retirement in accordance with applicable labor regulations;

(ii)    total or permanent incapacity or disability;

(iii)   death.

In case of resignation or termination without good cause, the manager will received the Group's contribution only if the employee has participated in the Plan for at least 5 years.

Contributions made by the Group under the Plan amount to Ps. 10,311, Ps. 5,141 and Ps. 2,276 for the fiscal years ended June 30, 2016, 2015 and 2014, respectively.

25.   Share-based payments

  Equity incentive plan

The Group holds an equity incentive plan, under which certain selected employees, directors and top management of the Group, IRSA and Cresud (the "Participants"). Engagement is voluntary and by invitation of the Board of Directors.

This plan was effectively established on September 30, 2011 and is administered by the Board of Directors of the Group, IRSA and Cresud, as appropriate, or a committee appointed by the Board of Directors of the respective companies.

Initially, the Incentive Plan established that Participants would be entitled to receive shares ("Contributions") of IRSA Propiedades Comerciales, IRSA and Cresud, based on a percentage of the annual bonus, on condition that they keep holding the acquired shares and remain an employee of the Company for at least 5 years, among other conditions required to qualify for such Contributions. Due to the small number of transactions in the market it was not possible to fulfill the formal aspects of the plan and as established by the Shareholders' Meeting the Board of IRSA Propiedades Comerciales decided to modify certain conditions, including, delivery of IRSA and Cresud shares (upon transfer of funds by IRSA Propiedades Comerciales) to replace the shares of IRSA Propiedades Comerciales, IRSA and Cresud.

Consequently, shares shall be under the ownership of IRSA and Cresud, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants.

Additionally, IRSA Propiedades Comerciales's Board of Directors resolved to include a special one-off bonus composed of unrestricted shares issued by IRSA for the fiscal year ended on June 30, 2014, to employees with 2 or more years of service.

A reserve has been set up in the Shareholders' Equity to reflect this plan. As a result of the amendments described above, the reserve was reversed against Trade and other payables. As of June 30, 2016, IRSA CP holds a credit in the amount of Ps. 23.5 million and IRSA CP´s subsidiaries a debt in the amount of Ps. 12.9 million. The amount accrued for the plans as of June 30, 2016 amounts to Ps. 64.2 million, while as of June 30, 2015 the debt recognized as a result of this Incentive Plan amounted to Ps. 78.5 million, based on the market value of the shares to be granted pertaining to the Group's contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of the plan are met at fiscal year-end.

For the fiscal years ended June 30, 2016, 2015 and 2014, the Group has incurred in a charge related to the Incentive Plan and the extraordinary gratification of Ps. 16.4 million, Ps. 21.4 million and Ps. 58.1 million, respectively, while the total cost not yet recognized given that the vesting period has not yet elapsed is Ps. 17.4 million, Ps. 36.5 million and Ps. 41.5 million, respectively, for each fiscal year. This cost is expected to be recognized over an average period of 2 years.

In 2014 the movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2014
	Shares	Pesos

At the beginning of the year	1,574,054	6,607
Changes in conditions	(1,574,054)	(6,607)

At the end of the year	—	—

26.   Current and deferred income tax

The Group's income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries' losses against other subsidiaries income.

The details of the provision for the Group's income tax are as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Current income tax	223,220	302,796	223,860
Deferred income tax	6,055,674	946,573	1,027,057
Minimum presumed income tax (MPIT)	—	—	(74)

Income tax expense	6,278,894	1,249,369	1,250,843

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate

Argentina	35%
Uruguay	0%

Deferred tax assets and liabilities of the Group as of June 30, 2016, 2015 and 2014 will be recovered as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Deferred income tax asset to be recovered after more than 12 months	130,402	87,046	63,477
Deferred income tax asset to be recovered within 12 months	103,412	273,509	78,231

Deferred income tax assets	233,814	360,555	141,708

Deferred income tax liabilities to be recovered after more than 12 months	10,288,037	4,293,189	3,213,185
Deferred income tax liabilities to be recovered within 12 months	44,298	110,213	24,797

Deferred income tax liabilities	10,332,335	4,403,402	3,237,982

Deferred income tax (broken down into assets and liabilities) during the fiscal years ended June 30, 2016, 2015 and 2014, without considering offsetting balances within the same tax jurisdiction, is the following:

Deferred income tax assets	Tax loss carry-forwards	Trade and other payables	Trading properties	Other	Total

As of June 30, 2013 (recast)	22,978	93,273	7,164	14,482	137,897

Charged / (Credited) to the statement of comprehensive income	(3,177)	7,949	(7,164)	6,203	3,811

As of June 30, 2014 (recast)	19,801	101,222	—	20,685	141,708

Charged / (Credited) to the statement of comprehensive income	(3,484)	220,058	6,275	(4,002)	218,847

As of June 30, 2015 (recast)	16,317	321,280	6,275	16,683	360,555

(Credited) / Charged to the statement of comprehensive income	3,035	(134,256)	(8,438)	12,918	(126,741)

As of June 30, 2016 (recast)	19,352	187,024	(2,163)	29,601	233,814

Deferred income tax liabilities	Investment properties	Investments	Trade and other receivables	Other	Total

As of June 30, 2013 (recast)	(2,108,168)	(50,660)	(44,521)	(3,765)	(2,207,114)

(Credited) / Charged to the statement of comprehensive income	(1,022,644)	(2,210)	(3,287)	(2,727)	(1,030,868)

As of June 30, 2014 (recast)	(3,130,812)	(52,870)	(47,808)	(6,492)	(3,237,982)

(Credited) / Charged to the statement of comprehensive income	(1,130,012)	(20,051)	(19,843)	4,486	(1,165,420)

As of June 30, 2015 (recast)	(4,260,824)	(72,921)	(67,651)	(2,006)	(4,403,402)

Charged / (Credited) to the statement of comprehensive income	(5,861,216)	(18,609)	(20,334)	(28,774)	(5,928,933)

As of June 30, 2016 (recast)	(10,122,040)	(91,530)	(87,985)	(30,780)	(10,332,335)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years.

In order to fully realize the deferred income tax asset, the Group will need to generate taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future over the years in which the deferred income tax assets are deductible, management believes that as the end of the present year it is probable that the Group will realize all of the deferred income tax assets in Argentina and Uruguay.

As of June 30, 2016, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry-forward	Date of generation	Date of expiration

Argentina	67	2013	2018
Argentina	6,708	2014	2019
Argentina	3,638	2015	2020
Argentina	44,879	2016	2021

	55,292

The Group did not recognize deferred income tax assets of Ps. 16, Ps. 1,646 and Ps. 48 as of June 30, 2016, 2015 and 2014, respectively, related to certain businesses which are still in their development stage. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary's limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 170.8 million and Ps. 34.0 million as of June 30, 2016 and 2015, respectively, related to the potential dividends distribution of its investments in foreign subsidiaries, Torodur S.A. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group's potential final tax liability. As of June 2014, Torodur S.A. had a loss, therefore there were no potential dividends distribution.

Below there is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on the Profit Before Income Tax for the years ended June 30, 2016, 2015 and 2014:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Profit for the year before income tax at the prevailing tax rate(i)	6,346,363	1,254,441	1,273,747
Tax effects of:
Unrecognized tax losses	16	1,646	—
Share of profit of associates and joint ventures	(71,505)	(10,982)	(20,676)
Other non-deductible / non-taxable items	4,020	4,264	(2,228)

Income tax expense	6,278,894	1,249,369	1,250,843

(i)     It does not include Uruguayan-source income for Ps. 393,941, Ps. 102,226 and Ps. (3,360) as of June 30, 2016, 2015 and 2014, respectively.

27.   Leases

  The Group as lessee

  Operating leases:

The Group leases two properties that use as a shopping mall. These agreements provide for fixed monthly payments. Rent expense for the years ended June 30, 2016, 2015 and 2014 amounted to Ps. 5,222, Ps. 2,972 and Ps. 2,947, respectively.

Furthermore, the Group also leases office space under an operating lease with companies related to the Chairman and Director of the Group (Note 36).

The future minimum payments that the Group must pay off under non-cancellable operating leases are as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Not later than 1 year	7,781	8,556	8,383
Later than 1 year and not later than 5 years	14,050	15,502	19,846
More than 5 years	44,800	34,800	37,200

	66,631	58,858	65,429

  Finance leases:

The Group leases certain computer equipment under various finance leases for an average term of three years. The book value of these assets under financial leases is included in Note 11.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of comprehensive income. The book value of these liabilities under finance leases is included in Note 23.

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The future minimum payments that the Group must pay off under financial leases are as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Not later than 1 year	1,798	1,486	1,699
Later than 1 year and not later than 5 years	2,574	1,344	985

	4,372	2,830	2,684
Future—financial charges on finance leases	(330)	(233)	(288)

Present value of finance lease liabilities	4,042	2,597	2,396

The fair value of finance lease liabilities is as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Not later than 1 year	1,661	1,381	1,545
Later than 1 year and not later than 5 years	2,381	1,216	851

Present value of finance lease liabilities	4,042	2,597	2,396

Under the terms of these agreements, no contingent rents are payable. The inherent interest rate is fixed at the contract date for all of the lease term. The average interest rate on financial leases payables as of June 30, 2016, 2015 and 2014 was 14.40%, 10.66% and 11.10%, respectively.

  The Group as lessor

  Operating leases:

  •
  Leases of Shopping Malls, office and other buildings

The Group enters into cancellable operating leases agreements relating to Shopping Malls. The agreements have an average term raging from three to five years. Some leases related to anchor stores have terms of ten years, which are usually extendable. Tenants normally pay a rent which consists of the higher of (i) the base rent; and (ii) the percentage rent (which generally ranges between 3% and 12% of the tenants' gross sales). Furthermore, pursuant to one rent escalation clause in most lease arrangements, the tenants' base rent generally increases between 18% and 28% each year during the agreement term. Regarding the supplementary rental, because this item is not known until the end of the period, it falls within the definition of contingency rental under IAS 17 "Leases". Accordingly, rental income will be recognized once the contingent rent is known.

The book value of assets for such leases are described in Note 10.

For the fiscal years ended June 30, 2016, 2015 and 2014, the base and contingent rental income of the Group's Shopping Malls amounted to Ps. 1,264,289, Ps. 929,063 and Ps. 746,666, and to Ps. 587,630, Ps. 461,394 and Ps. 329,258, respectively, and are included under "Income from sales, rents and services" in the statement of comprehensive income.

Additionally, the Group, through IRSA Propiedades Comerciales S.A., owns a shopping mall property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping mall operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2016, 2015 and 2014 amounted to Ps. 4,196, Ps. 181 and Ps. 151, respectively, and is included in the line item "Income from sales, rents and services" in the statement of comprehensive income.

The Group also enters into cancellable operating leases agreements relating to offices and other buildings. These agreements have an average term raging from three to five years. The tenants are charged a base rent on a monthly basis.

Office and other buildings leases amount to Ps. 279,728, Ps. 142,436 and Ps. 17,459 for the fiscal years ended June 30, 2016, 2015 and 2014, respectively, and are included within "income from sales, rents and services" in the statement of comprehensive income.

The book value of assets for such leases are described in Note 10.

The future minimum proceeds under non-cancellable operating leases from Group's Shopping Malls, offices and other buildings are as follows:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

2016	—	945,714	383,585
2017	930,991	659,327	159,317
2018	731,165	320,050	49,688
2019	405,510	83,190	17,340
Later than 2019	130,687	23,989	14,420

	2,198,353	2,032,270	624,350

  Finance leases:

The Group does not act as a lessor in connection with finance leases.

28.   Shareholders' equity

  Share capital and premium

The share capital of IRSA Propiedades Comerciales was originally represented by common shares with a nominal value of Ps. 0.1 per share and one vote each. On December 18, 2012, the Superintendence of Corporations registered an amendment to the Company's by-laws whereby it increased the nominal value of its shares from Ps. 0.1 to Ps. 1 each. This amendment, which was notified through the CNV, was registered under number 20,264 of Stock Companies Book 62 T°. The request for Transfer of Public Offering and Listing has been submitted and is still pending approval in the CNV for the increase in nominal value of shares from Ps. 0.1 to Ps. 1 each.

There have been no changes to capital accounts as of June 30, 2016, 2015 and 2014.

As of June 30, 2016, the capital stock consisted of 1,260,140,508 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

		Approved by		Date of record with the public registry of commerce
Status	Par value	Body	Date

Subscribed, Issued and Paid up	1	Extraordinary Shareholders' Meeting	10.29.87	12.29.87
Subscribed, Issued and Paid up	1	Extraordinary Shareholders' Meeting	10.26.88	12.29.88
Subscribed, Issued and Paid up	38	Extraordinary Shareholders' Meeting	10.25.89	02.05.90
Subscribed, Issued and Paid up	9,460	Ordinary and Extraordinary Shareholders' meeting	08.31.95	03.15.96
Subscribed, Issued and Paid up	16,000	Ordinary and Extraordinary Shareholders' meeting	10.29.96	05.15.98
Subscribed, Issued and Paid up	38,000	Ordinary and Extraordinary Shareholders' meeting	03.10.98	10.21.99
Subscribed, Issued and Paid up	6,500	Ordinary and Extraordinary Shareholders' meeting	08.06.99	05.07.02
Subscribed, Issued and Paid up	8,206	(*) Board of Directors meeting	06.28.04	05.04.05
Subscribed, Issued and Paid up	47,755	(**) Board of Directors meeting	11.16.10	03.02.11
Subscribed, Issued and Paid up	28	(***) Board of Directors meeting	09.22.11	01.04.12
Subscribed, Issued and Paid up	25	(****) Board of Directors meeting	03.13.13	01.16.15

	126,014

(*)    Capital subscribed in connection with the conversion of convertible notes made until August, 2006. Such conversions have been registered.

(**)  Capital subscribed in connection with the conversion of convertible notes made on October 7, 2010.

(***) Capital subscribed in connection with the conversion of convertible notes made on September 21, 2011.

(****)  Capital subscribed in connection with the conversion of convertible notes made on March 13, 2013.

  Inflation adjustment of share capital

Under Argentine GAAP, the Group's financial statements were previously prepared on the basis of general price-level accounting which reflected changes in the purchase price of the Argentine Peso in the historical financial statements through February 28, 2003. The inflation adjustment related to share capital was appropriated to an inflation adjustment reserve that formed part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company.

Resolution 592/11 of the CNV requires that at the transition date to IFRS certain equity accounts, such as the inflation adjustment reserve, are not adjusted and are considered an integral part of share capital.

  Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destined to constitute legal reserves until they reach legal capped amount (20% of share capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has reached the legal limit of these reserves.

  Reserve for new developments

The Company and subsidiaries may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses such as new developments. The voluntary reserves may be released for dividend distribution.

  Special reserve

The CNV, through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which adopted the IFRS, issued by the IASB, for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Group was required to adopt IFRS as from the fiscal year beginning July 1, 2012, being those financial statements the first prepared under IFRS as published by the IASB.

Consequently, the Group's transition date for the adoption of IFRS was July 1, 2011. As stated in note 2.b of these consolidated financial statements, in the third quarter of fiscal 2017, the Group's Board of Directors decided to change the accounting policy for investment property from the cost model to the fair value model, as permitted under IAS 40. Comparative figures and figures as from the transition date (July 1, 2011) have been modified.

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance of retained earnings disclosed in the first closing of the last financial statements prepared in accordance with previously effective accounting standards and the exchange result recognized in the equity on the transition date as a result of the change in accounting policy in investment properties indicated in Note 2.1.b). The reserve for application of IFRS recorded in a timely manner amounted to $ 15,802 and the reserve for policy change amounted to $ 2,684,390.

  Dividends

The dividends paid for the year ended June 30, 2016, 2015 and 2014 amounts to Ps. 283,580 (Ps. 0.23 per share), Ps. 437,193 (Ps. 0.35 per share) and Ps. 407,522 (or Ps. 0.32 per share), respectively.

  Expired dividends

During the year do not expired dividends not yet paid from prior years. Furthermore, during the years ended June 30, 2015 and 2014 expired Ps. 813 and Ps. 1,690, respectively.

29.   Revenues

For fiscal years ended June 30, 2016, 2015 and 2014:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Base rent	1,548,213	1,071,680	764,276
Contingent rent	587,630	461,394	329,258
Admission rights	207,190	156,438	126,495
Parking fees	153,213	111,900	81,292
Averaging of scheduled rent escalation	42,832	27,454	14,631
Letting fees	84,815	48,339	42,458
Property management fees	41,213	29,029	22,706
Others	7,595	11,179	11,583

Total revenues from rentals and services	2,672,701	1,917,413	1,392,699

Sale of trading properties	1,159	6,616	51,917

Total revenues from sale of properties	1,159	6,616	51,917

Other revenues	1,013	147	574

Other revenues	1,013	147	574

Total revenues from sales, rentals and services	2,674,873	1,924,176	1,445,190

Expenses and collective promotion fund	1,183,627	833,905	667,824

Total revenues from expenses and collective promotion funds	1,183,627	833,905	667,824

Total revenues	3,858,500	2,758,081	2,113,014

30.  Costs

For fiscal years ended June 30, 2016, 2015 and 2014:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Service expenses and other operating costs	1,454,409	1,013,020	833,671

Total cost of property operations	1,454,409	1,013,020	833,671

Cost of sale of trading properties	5,718	4,947	10,916

Total cost of sale of properties	5,718	4,947	10,916

Other costs	77	56	373

Total other costs	77	56	373

Total Group costs (Note 31)	1,460,204	1,018,023	844,960

31.   Expenses by nature

The Group presented the statement of comprehensive income classified according to their function as part of the line items "Costs", "General and administrative expenses" and "Selling expenses".

The following tables provide the additional disclosure required on the nature of expenses and their relationship to the function within the Group.

For the year ended June 30, 2016 (recast):

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total (recast)

Salaries, social security costs and other personnel administrative expenses (Note 32)	515,022	—	—	53,448	20,911	589,381
Maintenance, security, cleaning, repairs and other	441,585	3,239	—	4,428	503	449,755
Advertising and other selling expenses	284,935	—	—	—	22,077	307,012
Amortization and depreciation	14,780	22	—	7,911	231	22,944
Taxes, rates and contributions	126,586	775	—	1,957	101,833	231,151
Directors' fees	—	—	—	113,673	—	113,673
Leases and expenses	46,633	240	—	3,077	375	50,325
Fees and payments for services	8,891	40	77	28,562	3,481	41,051
Traveling, transportation and stationery	14,041	2	—	2,597	805	17,445
Allowance for doubtful accounts and other receivables (additions and unused amounts reversed)	—	—	—	—	12,005	12,005
Other expenses	1,936	—	—	5,927	—	7,863
Cost of sales of properties	—	1,400	—	—	—	1,400

Total expenses by nature (recast)	1,454,409	5,718	77	221,580	162,221	1,844,005

For the year ended June 30, 2015 (recast):

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total (recast)

Salaries, social security costs and other personnel administrative expenses (Note 32)	391,949	—	—	24,526	13,697	430,172
Maintenance, security, cleaning, repairs and other	292,287	2,525	9	2,553	198	297,572
Amortization and depreciation	12,843	1	—	3,919	129	16,892
Advertising and other selling expenses	173,262	—	—	—	18,684	191,946
Taxes, rates and contributions	102,497	483	—	2,036	68,387	173,403
Directors' fees	—	—	—	80,095	—	80,095
Fees and payments for services	8,438	381	47	18,614	3,807	31,287
Leases and expenses	17,388	630	—	2,110	178	20,306
Traveling, transportation and stationery	14,356	2	—	2,291	439	17,088
Allowance for doubtful accounts and other receivables (additions and unused amounts reversed)	—	—	—	—	12,164	12,164
Other expenses	—	—		3,982	—	3,982
Cost of sales of properties	—	925	—	—	—	925

Total expenses by nature (recast)	1,013,020	4,947	56	140,126	117,683	1,275,832

For the year ended June 30, 2014 (recast):

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total (recast)

Salaries, social security costs and other personnel administrative expenses (Note 32)	347,443	—	—	21,950	7,831	377,224
Maintenance, security, cleaning, repairs and others	207,669	1,948	3	1,356	152	211,128
Amortization and depreciation	9,124	—	—	524	88	9,736
Advertising and other selling expenses	145,331	—	—	—	11,926	157,257
Taxes, rates and contributions	66,497	270	—	743	48,064	115,574
Directors' fees	—	—	—	54,354	—	54,354
Fees and payments for services	25,126	25	368	15,708	2,181	43,408
Leases and expenses	17,948	1,011	—	1,688	187	20,834
Traveling, transportation and stationery	7,158	3	2	1,506	110	8,779
Allowance for doubtful accounts and other receivables (additions and unused amounts reversed)	—	—	—	—	6,311	6,311
Other expenses	7,375	—	—	3,616	4	10,995
Cost of sales of properties	—	7,659	—	—	—	7,659

Total expenses by nature (recast)	833,671	10,916	373	101,445	76,854	1,023,259

32.   Employee costs

For fiscal years ended June 30, 2016, 2015 and 2014:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Salaries, bonuses and social security costs	504,902	358,958	282,983
Shared-based compensation	31,239	33,327	63,933
Other expenses and benefits	53,240	37,887	30,308

Employee costs	589,381	430,172	377,224

33.   Other operating results, net

For fiscal years ended June 30, 2016, 2015 and 2014:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Lawsuits (Note 22)	(3,402)	(9,861)	(9,179)
Income from sale of associates	—	8,758	—
Expenses related to acquisition of investment properties	—	(58,626)	—
Expenses related to the sale of investment property	(8,810)	(13,820)	(169)
Donations	(38,889)	(33,587)	(30,781)
Others	(17,451)	(3,719)	12,190

Total other operating results, net	(68,552)	(110,855)	(27,939)

34.  Financial results, net

For fiscal years ended June 30, 2016, 2015 and 2014:

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Finance income:
—Interest income	102,169	69,307	60,024
—Foreign exchange	410,386	35,831	64,471

Finance income	512,555	105,138	124,495

Finance costs:
—Interest expense	(612,486)	(329,170)	(151,092)
—Foreign exchange	(2,225,939)	(245,993)	(341,729)
—Other finance costs	(100,051)	(41,677)	(29,457)

Subtotal finance costs	(2,938,476)	(616,840)	(522,278)

Less: Capitalized finance costs	—	12,957	22,377

Finance costs	(2,938,476)	(603,883)	(499,901)

Other financial results:
—Gain / (Loss) on derivative financial instruments	1,248,374	(2,961)	12,514
—Fair value gains of financial assets and liabilities at fair value through profit or loss	466,328	50,176	62,216

Other financial results	1,714,702	47,215	74,730

Total financial results, net	(711,219)	(451,530)	(300,676)

35.   Earnings per share

  (a)    Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year (Note 28).

On December 18, 2012, the Superintendence of Corporations registered an amendment to the Company's by-laws whereby it increased the nominal value of its shares from Ps. 0.1 to Ps. 1 each. This amendment, which was notified through the CNV, was registered under number 20,264 of Stock Companies Book 62 T°. The request for Transfer of Public Offering and Listing has been submitted and is still pending approval in CNV.

	June 30, 2016 (recast)	June 30, 2015 (recast)	June 30, 2014 (recast)

Profit attributable to equity holders of the Parent	11,821,280	2,280,391	2,272,834
Weighted average number of ordinary shares in issue (thousands)	126,014	126,014	126,014

Basic earnings per share	93.81	18.10	18.04

As mentioned in Note 28, the nominal value of the shares increased from Ps. 0.1 to Ps. 1 each. All of the share numbers, shares prices, exercise prices and other per share information throughout these financial statements for all periods presented have been adjusted, on a retroactive basis, to reflect the 0.1-for-1 reverse stock split.

  (b)    Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2016, 2015 and 2014 the Group has no convertible instruments. The diluted earnings per share is equal to basic earnings per share.

36.   Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

•
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

•
An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The following section provides a brief description of the main transactions conducted with related parties which are not described in other notes of these consolidated financial statements (recast):

  1.    Remuneration of the board of directors

The Law N° 19,550 provides that the remuneration of the Board of Directors, where it is not set forth in the Company's by-laws, shall be fixed by the Shareholders' Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

Such maximum amount will be limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where the total of profits is distributed.

Some of our Directors are hired under the Employment Contract Act N° 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination.

The remuneration of directors for each fiscal year is based on the provisions established by the Law N° 19,550, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded by the Company during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders' Meeting.

  2.    Senior management remuneration

The members of the Senior or Top Management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

The Group's Senior Management is composed of as follows:

Name	Date of birth	Position	In the position since

Alejandro G. Elsztain	03/31/1966	General Manager	2002
Daniel R. Elsztain	12/22/1972	Operating Manager	2011
Matias Gaivironsky	02/23/1976	Financial and Administrative Manager	2011
Juan José Martinucci	01/31/1972	Commercial Manager	2013

The aggregate compensation paid to senior management of the Company, (including Directors) was Ps. 38.5 million; Ps. 14.1 million; and Ps. 13 million as of June 30, 2016, 2015 and 2014 respectively.

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, and an annual gratification which varies according to their individual performance and the Group's results. Members of the senior management participate in defined contribution and share-based incentive plans that are described in Notes 24 and 25, respectively.

  3.    Corporate service agreement with Cresud and IRSA

In due course, given that the Group, IRSA and Cresud have operating areas with certain characteristics of affinity, the Board of Directors considered it was convenient to implement alternatives that allows to reduce certain fixed costs, with the aim of reducing their incidence on the operating results, building on and enhancing the individual efficiencies of each of the companies in the different areas that form part of operating administration.

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services ("Frame Agreement") was entered into between IRSA Propiedades Comerciales S.A., IRSA and Cresud, which was amended several times to bring it in line with the current context. The agreement has a term of 24 months, is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice.

Under the current Master Agreement corporate services are provided in the following areas: Human Resources, Finance, Institutional Relations, Administration and Control, Insurance, Security, Agreements, Technical Tasks, Infrastructure and Services, Procurement, Architecture and Design, Development and Works, Real Estate, Hotels, Board of Directors, Board of directors of Real Estate Business, General Manager Office, Board Safety, Audit Committee, Real Estate Business Management, Human Resources of Real Estate Business, Fraud Prevention, Internal Audit and Agricultural Investment Management.

Pursuant to this agreement, the companies hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

It should be noted that the operations indicated above allows both Group IRSA and Cresud to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment being made on the basis of operating efficiency and equity, without pursuing individual economic benefits for any of the companies.

  4.    Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes, from which Saúl Zang is a partner and sits at the Board of Directors of the Group companies.

  5.    Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group's employees. The main members of Fundación IRSA's Board of Administrators are: Eduardo S. Elsztain (Chairman); Saul Zang (Vice Chairman I), Alejandro Elsztain (Vice Chairman II) and Mariana C. de Elsztain (secretary). It finances its activities with the donations made by IRSA Propiedades Comerciales S.A., IRSA, Cresud and others Group's companies.

Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA's.

On October 31, 1997, IRSA Propiedades Comerciales S.A. entered into an agreement with Fundación IRSA whereby 3,800 square meters of the constructed area at the Abasto shopping mall was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free of cost all the rights of use over such store and its respective obligations to Fundación Museo de los Niños.

On November 29, 2005, IRSA Propiedades Comerciales S.A. signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment 2,670.11 square meters of the constructed area at Alto Rosario shopping mall for a term of 30 years.

Fundación Museo de los Niños has used these spaces to set up "Museo de los Niños, Abasto" and "Museo de los Niños, Rosario", two interactive learning centers intended for children and adults. Both agreements establish the payment of common expenses and direct expenses related to the services performed by these stores should be borne by Fundación Museo de los Niños.

  6.    Offices and shopping malls spaces leases

IRSA and Cresud rent office space for their central offices located at the Intercontinental Plaza tower at Moreno 877 in the Autonomous City of Buenos Aires, which we own since December 2014. They also rent space that we own in the Abasto Shopping mall.

The offices of our president are located at 108 Bolivar, in the Autonomous City of Buenos Aires. The property has been rented to Isaac Elsztain e Hijos S.A., a company controlled by Eduardo Sergio Elsztain, our president, and some of his family members and to Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and some of its family members.

In addition, Tarshop, Bacs Banco de Crédito y Securitización S.A., BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A. rent offices owned by us in different buildings. In addition, we also let various spaces in our Shopping Malls (stores, stands, storage space or advertising space) to third parties and related parties such as Tarshop S.A. and Banco Hipotecario S.A..

Lease agreement entered into with these related parties include clauses and values in line with those agreed upon with unrelated parties.

  7.    Special reimbursement programs with several means of payment

The Group carries out diverse commercial actions and promotions intended to promote larger number of visitors and consumption inside its Shopping Malls.

Some promotions are offered on specific dates or periods, different types of discounts to clients and/or interest-free financing plans. To this end, the Group enters into agreements with various third party financial entities and/or related parties, such as Banco Hipotecario S.A. and Tarshop S.A..

These agreements usually establish different refund percentages for those clients that make purchases at all the participating stores using the means of payment specific of each financial entity and, on occasions, additional financing plans with interest-free installments. The cost of the refunds granted to the clients is generally distributed as a percentage among the lessors of the Shopping Malls and the financial entities, while the cost of interest-free financing is borne, in general, by the latter. The Group acts as an intermediary and is in charge of the lessors' engagement and the advertising of these promotions. This activity results in no money flows or transfer of revenues or costs between the Group and its related parties.

  8.    Hospitality services

On certain occasions, the Group hires hospitality and event venue rental services from Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A., all subsidiaries of our parent company IRSA.

  9.    Transfer of tax credits

Sociedad Anónima Carnes Pampeanas S.A. (a company controlled by Cresud) and Cresud, assigned credits upon the Group corresponding to Value Added Tax export refunds related to such companies' business activity.

  10.    Property purchase—sale

The Group in the course of business operations may acquire or sell to or from other related parties certain real estate properties used for rental purposes. See Note 3.

  11.    Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group's companies and/or other related parties. These loans accrue interest at market rates.

  12.    Financial and service operations

The Group works with several financial entities in the Argentine market for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario S.A. and BACS Banco de Crédito y Securitización S.A. usually act as underwriters in Capital Market transactions for the Group.

  13.    Purchase of financial assets

The Group usually invests excess cash in several instruments that may include those issued by related companies, acquired at issuance or from unrelated third parties through secondary market deals.

  14.    Investment in investment funds managed by BACS Administradora de Activos

The Group invests its liquid funds in mutual funds managed by BACS Administradora de Activos S.A.S.G.F.C.I. among other entities.

  15.    Credit line granted to IRSA

On June 25, 2014 the Group increased the existing credit line expiring on June 25, 2015 to USD 60 million, which is priced at one-year LIBOR rate plus 3.0%. Under this credit line, the Group will be Lenders and IRSA and/or its subsidiaries (not our subsidiaries) will be the Borrower. In June 2015, the line of credit was renewed for an additional year until June 24, 2016. In addition, on July 5, 2016 the credit line was increased by up to USD 120,000,000 at an annual rate of 9% and expires on June 24, 2017.

The following is a summary of the balances with related parties as of June 30, 2016 (recast):

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current

Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	—	—	8,560	—	(394)	—
Anónima (IRSA)	Corporate services	—	—	20,400	—	—	—
	Leases' collections	—	—	366	—	—	—
	Advertising space	—	—	—	—	(141)	—
	Advance payment	—	376,603	—	—	—	—
	Other receivables	—	—	2,243	—	—	—
	Equity incentive plan	—	—	21,791	—	(12,934)	—
	Leases and/or rights of spaces' use	—	—	1,236	—	—	—
	Borrowings	—	—	65,806	—	—	—

Total direct parent company		—	376,603	120,402	—	(13,469)	—

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	—	—	—	—	(25,310)	—
	Equity incentive plan	—	—	1,709	—	—	—
	Corporate services	—	—	—	—	(43,780)	—
	Leases and/or rights of spaces' use	—	—	873	—	—	—
	Non-Convertible Notes	328,669	—	—	—	—	—

Total direct parent company of IRSA		328,669	—	2,582	—	(69,090)	—

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	—	—	1,206	—	—	—
	Leases and/or rights of spaces' use	—	—	—	(209)	(861)	—

Total Associates of IRSA Propiedades Comerciales		—	—	1,206	(209)	(861)	—

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current

Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	—	—	2,055	—	—	—
	Leases' collections	—	—	2	—	—	—
	Advertising space	—	—	201	—	—	—
	Leases and/or rights of spaces' use	—	—	—	—	(308)	—
	Management fees	—	—	4,075	—	—	—
	Borrowings	—	—	—	—	—	(6,385)
Quality Invest S.A.	Reimbursement of expenses	—	—	1	—	—	—
	Management fees	—	—	223	—	—	—
Entretenimiento Universal S.A.	Reimbursement of expenses	—	—	116	—	—	—
	Borrowings	—	—	96	—	—	—
Entertainment Holdings S.A.	Reimbursement of expenses	—	—	150	—	—	—
	Borrowings	—	—	87	—	—	—

Total Joint ventures of IRSA Propiedades Comerciales		—	—	7,006	—	(308)	(6,385)

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	—	—	1	—	—	—
Nuevas Fronteras S.A	Reimbursement of expenses	—	—	30	—	—	—
	Hotel services	—	—	—	—	(30)	—
Baicom Networks S.A.	Reimbursement of expenses	—	—	2	—	—	—
IRSA International LLC	Reimbursement of expenses	—	—	187	—	—	—
E-Commerce Latina S.A.	Reimbursement of expenses	—	—	89	—	—	—
Tyrus S.A.	Dividends	—	—	—	—	(272)	—
Real Estate Investment Group V LP(i)	Borrowings	—	—	860,576	—	—	—

Total subsidiaries of IRSA		—	—	860,885	—	(302)	—

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	—	—	171	—	—	—
Sociedad Anónima Carnes Pampeanas S.A.	Other liabilities	—	—	—	—	(1,089)	—
	Reimbursement of expenses	—	—	135	—	—	—
	Other receivables	—	—	52	—	—	—
	Transfer of tax credits	—	—	—	—	(6,370)	—
FyO Trading S.A.	Reimbursement of expenses	—	—	20	—	—	—

Total subsidiaries of Cresud		—	—	378	—	(7,459)	—

(i)    It corresponds to a credit line amounting USD 55.9 million, which accrues interest at a 9% rate and becomes due in June 2017.

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	—	—	176	—	—	—
	Leases and/or rights of spaces' use	—	—	23	(11)	(17)	—
	Advances	—	—	—	—	(2)	—
	Commissions per stands	—	—	63	—	—	—
Banco de Crédito y Securitización	Reimbursement of expenses	—	—	929	—	—	—

Total associates of IRSA		—	—	1,191	(11)	(19)	—

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	—	—	—	—	(3)	—

Total joint venture of IRSA		—	—	—	—	(3)	—

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	—	—	813	—	—	—
	Other payables	—	—	—	—	(677)	—
	Borrowings	—	—	6	—	—	—
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	—	—	222	—	—	—
La Rural S.A.	Leases and/or rights of spaces' use	—	—	222	—	—	—
Avenida Compras S.A.	Advertising space	—	—	792	—	—	—
	Leases and/or rights of spaces' use	—	—	73	—	—	—
Avenida Inc.	Advertising space	—	—	538	—	—	—
Ogden Argentina S.A.	Reimbursement of expenses	—	—	124	—	—	—
	Borrowings	—	—	901	—	—	—
Estudio Zang, Bergel & Viñes	Legal services	—	—	—	—	(311)	—
Fundación Museo de los Niños	Reimbursement of expenses	—	—	231	—	—	—
	Leases and/or rights of spaces' use	—	—	1,346	—	—	—
Austral Gold	Reimbursement of expenses	—	—	20	—	—	—
Fundación IRSA	Reimbursement of expenses	—	—	54	—	—	—

Total other related parties		—	—	5,342	—	(988)	—

Directors
Directors	Fees	—	—	—	—	(27,700)	—
	Reimbursement of expenses	—	—	—	—	(15)	—
	Guarantee deposits	—	—	—	(12)	—	—

Total Directors		—	—	—	(12)	(27,715)	—

Total		328,669	376,603	998,992	(232)	(120,214)	(6,385)

The following is a summary of the balances with related parties as of June 30, 2015 (recast):

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current

Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	—	—	13,795	—	(600)	—	—
Anónima (IRSA)	Corporate services	—	—	12,558	—	—	—	—
	Non-Convertible Notes	—	74,928	—	—	—	(35,862)	(390)
	Sale of properties	—	—	—	—	—	(2,239,283)	(88,825)
	Equity incentive plan	—	—	—	—	(60,150)	—	—
	Leases and/or rights of spaces' use	—	—	765	—	—	—	—
	Borrowings	—	—	38,291	—	—	—	—

Total direct parent company		—	74,928	65,409	—	(60,750)	(2,275,145)	(89,215)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	—	—	—	—	(5,584)	—	—
	Equity incentive plan	—	—	—	—	(16,575)	—	—
	Corporate services	—	—	—	—	(35,106)	—	—
	Leases and/or rights of spaces' use	—	—	264	—	—	—	—
	Non-Convertible notes	79,760	30,071	—	—	—	—	—

Total direct parent company of IRSA		79,760	30,071	264	—	(57,265)	—	—

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	—	—	1,790	—	—	—	—
	Leases and/or rights of spaces' use	—	—	—	(26)	(686)	—	—

Total Associates of IRSA Propiedades Comerciales		—	—	1,790	(26)	(686)	—	—

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current

Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	—	—	543	—	—	—	—
	Leases' collections	—	—	—	—	(4)	—	—
	Leases and/or rights of spaces' use	—	—	—	—	(597)	—	—
	Management fees	—	—	2,644	—	—	—	—
	Borrowings	—	—	—	—	—	—	(7,826)
Quality Invest S.A.	Reimbursement of expenses	—	—	29	—	—	—	—
	Management fees	—	—	22	—	—	—	—
Entretenimiento Universal S.A.	Reimbursement of expenses	—	—	115	—	—	—	—
	Borrowings	—	—	80	—	—	—	—
Entertainment Holdings S.A.	Reimbursement of expenses	—	—	211	—	—	—	—
	Borrowings	—	—	72	—	—	—	—

Total Joint ventures of IRSA Propiedades Comerciales		—	—	3,716	—	(601)	—	(7,826)

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	—	—	5	—	—	—	—
Nuevas Fronteras S.A	Reimbursement of expenses	—	—	2	—	(3)	—	—
	Hotel services	—	—	—	—	(22)	—	—
Baicom Networks S.A.	Reimbursement of expenses	—	—	2	—	—	—	—
IRSA International LLC	Reimbursement of expenses	—	—	113	—	—	—	—
E-Commerce Latina S.A.	Reimbursement of expenses	—	—	101	—	—	—	—

Total subsidiaries of IRSA		—	—	223	—	(25)	—	—

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	—	—	115	—	—	—	—
Sociedad Anónima Carnes Pampeanas S.A.	Other liabilities	—	—	—	—	(3,064)	—	—
FyO Trading S.A.	Reimbursement of expenses	—	—	1	—	—	—	—

Total subsidiaries of Cresud		—	—	116	—	(3,064)	—	—

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	—	—	—	—	(62)	—	—
	Leases and/or rights of spaces' use	—	—	762	—	—	—	—
	Borrowings	—	—	—	—	—	—	(15,783)
	Advances	—	—	—	—	(1,428)	—	—
	Commissions per stands	—	—	68	—	—	—	—
Banco de Crédito y Securitización	Reimbursement of expenses	—	—	1,766	—	—	—	—

Total associates of IRSA		—	—	2,596	—	(1,490)	—	(15,783)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	—	—	—	—	(12)	—	—

Total joint venture of IRSA		—	—	—	—	(12)	—	—

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	—	—	881	—	—	—	—
	Borrowings	—	—	5	—	—	—	—
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	—	—	131	—	—	—	—
Ogden Argentina S.A.	Reimbursement of expenses	—	—	250	—	—	—	—
	Borrowings	—	—	724	—	—	—	—
Estudio Zang, Bergel & Viñes	Legal services	—	—	377	—	(472)	—	—
Fundación Museo de los Niños	Reimbursement of expenses	—	—	94	—	—	—	—
	Leases and/or rights of spaces' use	—	—	750	—	—	—	—
Austral Gold	Reimbursement of expenses	—	—	3	—	—	—	—
Fundación IRSA	Reimbursement of expenses	—	—	37	—	—	—	—

Total other related parties		—	—	3,252	—	(472)	—	—

Directors
Directors	Fees	—	—	—	—	(40,558)	—	—
	Reimbursement of expenses	—	—	—	—	(15)	—	—
	Guarantee deposits	—	—	—	(12)	—	—	—

Total Directors		—	—	—	(12)	(40,573)	—	—

Total		79,760	104,999	77,366	(38)	(164,938)	(2,275,145)	(112,824)

The following is a summary of the balances with related parties as of June 30, 2014 (recast):

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments

Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	—	—	3,575	—	—	—	—	—
Anónima (IRSA)	Non-Convertible Notes	—	113,971	—	—	—	—	—	—
	Leases' collections	—	—	—	—	(423)	—	—	—
	Equity incentive plan	—	—	—	—	(43,741)	—	—	—
	Leases and/or rights of spaces' use	—	—	—	—	(654)	—	—	—
	Borrowings	—	—	117,384	—	—	—	—	—

Total direct parent company		—	113,971	120,959	—	(44,818)	—	—	—

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	—	—	—	—	(2,909)	—	—	—
	Equity incentive plan	—	—	—	—	(10,557)	—	—	—
	Corporate services	—	—	—	—	(21,218)	—	—	—
	Non-Convertible notes	—	14,079	—	—	—	—	—	—

Total direct parent company of IRSA		—	14,079	—	—	(34,684)	—	—	—

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	—	—	687	—	—	—	—	—
	Leases and/or rights of spaces' use	—	—	—	(175)	(677)	—	—	—
	Commissions per stands	—	—	19	—	—	—	—	—

Total associates of APSA		—	—	706	(175)	(677)	—	—	—

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments

Joint ventures of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	—	—	220	—	(72)	—	—	—
	Leases' collections	—	—	—	—	(18)	—	—	—
	Leases and/or rights of spaces' use	—	—	—	—	(630)	—	—	—
	Management fees	—	—	1,338	—	—	—	—	—
	Borrowings	—	—	—	—	—	—	(71)	—
Quality Invest S.A.	Reimbursement of expenses	—	—	5	—	—	—	—	—
	Management fees	—	—	22	—	—	—	—	—
Entrenimiento Universal S.A.	Reimbursement of expenses	—	—	103	—	—	—	—	—
	Borrowings	—	—	68	—	—	—	—	—
Entertainment Holding S.A.	Reimbursement of expenses	—	—	165	—	—	—	—	—
	Borrowings	—	—	20	—	—	—	—	—

Total Joint ventures of APSA		—	—	1,941	—	(720)	—	(71)	—

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	—	—	502	—	—	—	—	—
Nuevas Fronteras S.A.	Reimbursement of expenses	—	—	2	—	—	—	—	—
	Hotel services	—	—	—	—	(24)	—	—	—
Hoteles Argentinos S.A.	Reimbursement of expenses	—	—	—	—	(1)	—	—	—
Solares de Santa María S.A.	Reimbursement of expenses	—	—	8	—	—	—	—	—
Baicom Networks S.A.	Reimbursement of expenses	—	—	2	—	—	—	—	—
IRSA International LLC	Reimbursement of expenses	—	—	101	—	—	—	—	—
E-Commerce Latina S.A.	Reimbursement of expenses	—	—	144	—	—	—	—	—
Tyrus S.A.	Reimbursement of expenses	—	—	37	—	—	—	—	—
	Borrowings	—	—	247,873	—	—	—	—	—

Total subsidiaries of IRSA		—	—	248,669	—	(25)	—	—	—

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	—	—	138	—	—	—	—	—
Cactus Argentina S.A.	Reimbursement of expenses	—	—	2	—	—	—	—	—
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	—	—	2,134	—	—	—	—	—
FyO Trading S.A.	Reimbursement of expenses	—	—	1	—	—	—	—	—

Total subsidiaries of Cresud		—	—	2,275	—	—	—	—	—

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	—	—	—	—	(762)	—	—	—
	Leases and/or rights of spaces' use	—	—	200	—	—	—	—	—
	Borrowings	—	—	—	—	—	—	—	—
	Derivatives	—	—	—	—	—	—	—	5,225
	Commissions per stands	—	—	59	—	—	—	—	—

Total associate of IRSA		—	—	259	—	(762)	—	—	5,225

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	—	—	66	—	—	—	—	—
Puerto Retiro S.A.	Reimbursement of expenses	—	—	2	—	—	—	—	—

Total joint ventures of IRSA		—	—	68	—	—	—	—	—

Other Related parties
Boulevard Norte S.A.	Reimbursement of expenses	—	—	864	—	—	—	—	—
	Borrowings	—	—	4	—	—	—	—	—
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	—	—	114	—	—	—	—	—
Ogden Argentina S.A.	Reimbursement of expenses	—	—	228	—	—	—	—	—
	Borrowings	—	—	4	—	—	—	—	—
Estudio Zang, Bergel & Viñes	Legal services	—	—	—	—	(337)	—	—	—
Fundación Museo de los Niños	Reimbursement of expenses	—	—	767	—	(9)	—	—	—
Austral Gold	Reimbursement of expenses	—	—	8	—	—	—	—	—
Fundación IRSA	Reimbursement of expenses	—	—	26	—	—	—	—	—
Inversiones Financieras del Sur	Reimbursement of expenses	—	—	—	—	(5)	—	—	—

Total other related parties		—	—	2,015	—	(351)	—	—	—

Directors
Directors	Fees	—	—	—	—	(12,169)	—	—	—
	Reimbursement of expenses	—	—	—	—	(10)	—	—	—
	Guarantee deposits	—	—	—	(12)	—	—	—	—

Total directors		—	—	—	(12)	(12,179)	—	—	—

Total		—	128,050	376,892	(187)	(94,216)	—	(71)	5,225

The following is a summary of the results and transactions with related parties for the year ended June 30, 2016 (recast):

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees

Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	19,165	—	(1,491,911)	—	(375)	76

Total direct parent company	19,165	—	(1,491,911)	—	(375)	76

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(88,517)	—	84,980	—	1,417	—

Total direct parent company of IRSA	(88,517)	—	84,980	—	1,417	—

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	—	—	—	—	11,802	265

Total associates of IRSA Propiedades Comerciales	—	—	—	—	11,802	265

Other related parties
Estudio Zang, Bergel & Viñes	—	(2,940)	—	—	—	—
Fundación IRSA	—	—	—	(96)	—	—
Boulevard Norte S.A.	—	—	1	—	—	—
Ogden S.A.	—	—	177	—	—	—
La Rural S.A.	—	—	—	—	169	—
Hamonet S.A.	—	—	—	—	(240)	—
Isaac Elsztain e Hijos S.A.	—	—	—	—	(457)	—

Total other related parties	—	(2,940)	178	(96)	(528)	—

Directors
Directors	—	(113,673)	—	—	—	—
Senior Management	—	(6,246)	—	—	—	—

Total Directors	—	(119,919)	—	—	—	—

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	—	216	—	—	—	—
Nuevo Puerto Santa Fe S.A.	—	3,619	(1,716)	—	(385)	—
Entretenimiento Universal S.A.	—	—	16	—	—	—
Entertainment Holding S.A.	—	—	15	—	—	—

Total Joint ventures of IRSA Propiedades Comerciales	—	3,835	(1,685)	—	(385)	—

Associate of IRSA
Banco Hipotecario S.A.	—	—	—	—	3,110	222
Banco de Crédito y Securitización S.A.	—	—	—	—	6,493	—

Total associates of IRSA	—	—	—	—	9,603	222

Subsidiaries of IRSA
Tyrus S.A.	—	—	4,734	—	—	—
Nuevas Fronteras S.A.	—	—	—	—	(4)	—

Subsidiaries of IRSA	—	—	4,734	—	(4)	—

Total	(69,352)	(119,024)	(1,403,704)	(96)	21,530	563

The following is a summary of the results and transactions with related parties for the year ended June 30, 2015 (recast):

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees

Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	15,702	—	(113,296)	—	(5,236)	44

Total direct parent company	15,702	—	(113,296)	—	(5,236)	44

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(63,414)	—	(1,066)	—	681	—

Total direct parent company of IRSA	(63,414)	—	(1,066)	—	681	—

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	—	—	—	—	6,679	72

Total Associates of IRSA Propiedades Comerciales	—	—	—	—	6,679	72

Other related parties
Estudio Zang, Bergel & Viñes	—	(2,138)	—	—	—	—
Fundación IRSA	—	—	—	(1,723)	—	—
Boulevard Norte S.A.	—	—	1	—	—	—
Ogden S.A.	—	—	20	—	—	—
Hamonet S.A.	—	—	—	—	(83)	—
Isaac Elsztain e Hijos S.A.	—	—	—	—	(159)	—

Total other related parties	—	(2,138)	21	(1,723)	(242)	—

Directors
Directors	—	(80,095)	—	—	—	—
Senior Management	—	(3,568)	—	—	—	—

Total Directors	—	(83,663)	—	—	—	—

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	—	216	—	—	—	—
Nuevo Puerto Santa Fe S.A.	—	2,164	(1,400)	—	(712)	—
Entretenimiento Universal S.A.	—	—	13	—	—	—
Entertainment Holding S.A.	—	—	12	—	—	—

Total joint ventures of IRSA Propiedades Comerciales	—	2,380	(1,375)	—	(712)	—

Associate of IRSA
Banco Hipotecario S.A.	—	—	(549)	—	1,437	5
Banco de Créditos y Securitización	—	—	—	—	2,458	—

Total associate of IRSA	—	—	(549)	—	3,895	5

Subsidiaries of Cresud
Sociedad Anónima Carnes Pampeanas S.A.	—	—	133	—	—	—

Total subsidiaries of Cresud	—	—	133	—	—	—

Subsidiaries of IRSA
Tyrus S.A.	—	—	11,904	—	(4)	—

Total subsidiaries of IRSA	—	—	11,904	—	(4)	—

Total	(47,712)	(83,421)	(104,228)	(1,723)	5,061	121

The following is a summary of the results and transactions with related parties for the year ended June 30, 2014 (recast):

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees

Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	—	—	14,128	—	(7,025)	(19)

Total direct parent company	—	—	14,128	—	(7,025)	(19)

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(67,408)	—	6,251	—	9	—

Total direct parent company of IRSA	(67,408)	—	6,251	—	9	—

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	—	(239)	—	—	2,918	165

Total associates of IRSA Propiedades Comerciales	—	(239)	—	—	2,918	165

Other related parties
Estudio Zang, Bergel & Viñes	—	(2,216)	—	—	—	—
Fundación IRSA	—	—	—	(3,241)	—	—
Hamonet S.A.	—	—	—	—	(129)	—
Isaac Elsztain e Hijos S.A.	—	—	—	—	(253)	—

Total other related parties	—	(2,216)	—	(3,241)	(382)	—

Directors
Directors	—	(54,354)	—	—	—	—
Senior Management	—	(7,915)	—	—	—	—

Total Directors	—	(62,269)	—	—	—	—

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	—	216	—	—	—	—
Nuevo Puerto Santa Fe S.A.	—	1,124	(21)	—	(632)	—
Entretenimiento Universal S.A.	—	—	6	—	—	—

Total joint ventures of IRSA Propiedades Comerciales	—	1,340	(15)	—	(632)	—

Associates of IRSA
Banco Hipotecario S.A.	—	—	26,453	—	560	133

Total associates of IRSA	—	—	26,453	—	560	133

Subsidiaries of Cresud
Sociedad Anónima Carnes Pampeanas S.A.	—	—	134	—	—	—

Total subsidiaries of Cresud	—	—	134	—	—	—

Subsidiaries of IRSA
Tyrus S.A.	—	—	225	—	—	—

Total subsidiaries of IRSA	—	—	225	—	—	—

Total	(67,408)	(63,384)	47,176	(3,241)	(4,552)	279

37.   CNV general resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Consolidated Financial Statements (recast) that disclosure the information required by the Resolution in Exhibits.

Exhibit A—Property, plant and equipment	Note 10—Investment properties
Note 11—Property, plant and equipment
Exhibit B—Intangible assets	Note 13—Intangible assets
Exhibit C—Equity investments	Note 8—Interest in joint ventures
Note 9—Interest in associates
Exhibit D—Other investments	Note 15—Financial instruments by category
Note 17—Investments in financial assets
Note 18- Derivative financial instruments
Note 19—Cash and cash equivalents
Exhibit E—Provisions	Note 16—Trade and other receivables
Note 22—Provisions
Exhibit F—Cost of sales and services provided	Note 12—Trading properties
Note 30—Costs
Exhibit G—Foreign currency assets and liabilities	Note 38—Foreign currency assets and liabilities

38.   Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items(*)	Amount of foreign currency(1)	Prevailing exchange rate(2)	Total as of 06.30.16 (recast)	Amount of foreign currency(1)	Prevailing exchange rate(2)	Total as of 06.30.15 (recast)	Amount of foreign currency(1)	Prevailing exchange rate(2)	Total as of 06.30.14 (recast)

Asset
Trade and other receivables
Uruguayan Pesos	33	0.489	16	12	0.334	4	3	0.362	1
US Dollar	2,624	14.940	39,199	5,626	8.988	50,569	47,460	8.033	381,250
Euro	—	—	—	—	—	—	2	10.990	26
Receivables with related parties:
US Dollar	61,836	15.040	930,017	4,694	9.088	42,660	—	—	—

Total Trade and other receivables			969,232			93,233			381,277

Investments in financial assets
US Dollar	60,033	14.940	896,897	19,402	8.988	174,388	13,745	8.033	110,413
Investments with related parties:
US Dollar	21,853	15.040	328,669	20,330	9.088	184,759	—	—	—

Total investments in financial assets			1,225,566			359,147			110,413

Cash and cash equivalents
Uruguayan Pesos	2	0.489	1	3	0.334	1	3	0.362	1
US Dollar	864	14.940	12,905	30,563	8.988	274,698	8,864	8.033	71,206
Pounds	2	19.763	30	1	14.134	21	2	13.736	21
Euros	13	16.492	222	14	10.005	138	14	10.990	149

Total cash and cash equivalents			13,158			274,858			71,377

Total Assets as of 06.30.16			2,207,956			—			—

Total Assets as of 06.30.15			—			727,238			—

Total Assets as of 06.30.14			—			—			563,067

Liabilities
Trade and other payables
Uruguayan Pesos	35	0.491	17	—	—	—	3	0.381	1
US Dollar	3,887	15.040	58,456	4,006	9.088	36,406	1,691	8.133	13,750
Payables from related parties:
US Dollar	20	15.040	294	5	9.088	50	—	—	—

Total trade and other payables			58,767			36,456			13,751

Borrowings
US Dollar	364,321	15.040	5,479,395	115,816	9.088	1,052,537	120,246	8.133	977,963
Borrowings from related parties
US Dollar	—	15.040	—	260,138	9.088	2,364,133	—	—	—

Total Borrowings			5,479,395			3,416,670			977,963

Provisions
US Dollar	10	15.040	150	10	9.088	91	200	8.133	1.627

Total Provisions			150			91			1,627

Total Liabilities as of 06.30.16			5,538,312			—			—

Total Liabilities as of 06.30.15			—			3,453,217			—

Total Liabilities as of 06.30.14			—			—			993,341

(*)    The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements. See Note 18.

(1)    Considering foreign currencies those that differ from each one of the Group´s companies´ functional currency at each year-end.

(2)    Exchange rate as of June 30, 2014 according to Nación Argentina´s Bank.

39.   Barter transactions

The Group generally enters into barter transactions with third-party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for units to be constructed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2016:

  Beruti

On October 13, 2010, the Group and TGLT, entered into an agreement to barter a plot of land located at Beruti 3351/59 in the city of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction, which was subject to certain precedent conditions including the completion by TGLT of its initial public offering, was agreed upon at USD 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT will transfer to IRSA Propiedades Comerciales S.A. (i) a number of apartments to be determined representing 17.33% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 15.82% of total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of USD 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 and therefore the precedent condition for the transaction was fulfilled on that date. TGLT paid the mentioned USD 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of IRSA Propiedades Comerciales.

An association named Asociación Amigos Alto Palermo presented an injunction requesting that the construction is prohibited and obtained a suspension interim measure for this purpose. Later, the Court of Appels from the Autonomous City of Buenos Aires ordered the lifting of such interim measure. On December 4, 2013 the delivery terms for committed units were extended for 11 months and on November 4, 2014 a new 11 month extension was signed. On June 11, 2015 final judgment was rendered in favor of IRSA CP and TGLT.

  Conil

On November 5, 2014, the Group executed a conveyance deed evidencing a barter and mortgage transaction in favor of Darío Palombo (acting as Trustee of "Fideicomiso Esquina Guemes") to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the Trust of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of USD 0.01 million and delivery, within 24 months as from such agreement execution, of two functional units for commercial purposes and one functional unit for office purposes (the non-monetary compensation was valued at USD 0.7 million).

  Coto residential project

The Group is owner of an air space of approximately 23,000 square meters area on top of Hipermercado Coto near the Abasto Shopping mall at the heart of the Autonomous City of Buenos Aires. On September 24, 1997, the Group and Coto Centro Integral de Comercialización S.A. (Coto) granted a title deed by which the Group acquired the rights to receive the parking spaces and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On June 2016, a conditional Exchange Agreement was executed for a one year term, to be later formalized through the execution of a conveyance deed. The project will be a residential development for a consideration of apartments covering an area of 3,621 square meters plus USD 1 million. The consideration will be delivered no later than June 2021 for Tower I, and no later than September 2022 for Tower II. The value in the bill of sale was set at USD 7.5 million.

  Córdoba shopping project

The Group owns a plot of land next to Córdoba Shopping, with building capacity of approximately 17,300 square meters, at the heart of Cordoba City.

In May 2016, an Exchange Agreement was executed for a building capacity of 13,500 square meters, subject to conditions for a term of one year, after which it may be formalized through a title conveyance deed. The project will be a mixed development, combining residential and office space, and the consideration will include apartments covering 2,160 square meters, parking space, and procedures to obtain permits, combinations and subdivisions of 3 plots of land. Delivery of the consideration will take place no later than May 2021 for Tower I and no later than July 2023 for Tower II. The Exchange Value was set at USD 4 million.

The two mentioned contracts that are part of the Coto residential project and the Córdoba Shopping exchange project include conditions precedent and/or suspensive clauses. Since suspensive clauses have not materialized yet, the real property involved is classified as trading properties.

40.  CNV general ruling N° 629/14—storage of documentation

On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A.(i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, C.A.B.A.

(i)     On February 5, 2014 there was a widely known fire in Iron Mountain's warehouse. To the original date of issuance of financial statements, the Group had not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the warehouse that were on fire do not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

41.   Subsequent events

  Acquisition of equity interest in EHSA

On July 2016, the Group through IRSA Propiedades Comerciales acquired from FEG Entretenimientos S.A. a 25% shareholding in Entertainment Holding S.A. ("EHSA"), a company where it already owned 50%. It also acquired a 1.25% interest in Entretenimiento Universal S.A. ("ENUSA") from Marcelo Figoli. The transaction amount for the acquisition was set at Ps. 66.5 million: 50% of the amount has already been paid while the remaining balance will be paid down in two equal installments payable within 60 and 90 days.

In addition, the Group sold a 5% of the shares of EHSA to Mr. Diego Finkelstein, where he already owned a 25% equity interest. The amount was fixed in the sum of Ps. 13.45 million. A 50% of that amount has already been paid, while the remaining balance will be paid down in two equal installments payable within 60 and 90 days.

As a result, the Company now holds 70% of the voting stock of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA holds, both directly and indirectly, 100% of the shares of OGDEN Argentina S.A. ("OASA") and 95% of the shares of ENUSA.

OASA holds 50% of the voting stock of La Rural S.A. ("LRSA"), a company that holds the right to commercially operate the emblematic "Predio Ferial de Palermo" in the Autonomous City of Buenos Aires, where the Sociedad Rural Argentina ("SRA") holds the remaining 50%.

In addition, OASA manages LRSA pursuant to agreements entered into with SRA that include the right to appoint the Chairman—with casting vote on certain matters—and the general manager.

Furthermore, ENUSA is mainly engaged in organizing entertainment in the trade fair space.

The Group is analyzing the allocation of the price paid across net assets acquired.

  Sale of units in Intercontinental Building

On July 29, 2016, the Group executed a bill of sale for 1,702 square meters corresponding to two office floors and 16 parking units in the Intercontinental Plaza building to an unrelated party. The transaction amount was agreed upon at USD 6.01 million: the sum of USD 1.60 million has already been paid, while the remaining balance will be paid upon execution of the deed of conveyance and delivery of possession.

  Shareholders' meeting:

On September 28, 2016, the board of directors of IRSA PROPIEDADES COMERCIALES S.A. called a Regular and extraordinary General Shareholders´ Meeting to be held on October 31, 2016 and informed on some of the items to be transacted thereat, namely:

•
treatment and allocation of net income for the fiscal year ended June 30, 2016,

•
consideration of payment of a cash dividend for up to Ps.312 million;

•
treatment of amounts paid as personal assets tax levied on the shareholders;

•
renewal of delegation of powers conferred to the Board of Directors in order to determine the time and currency of issuance and further terms and conditions governing the issue of notes under the US$500,000,000 global note program currently in effect, as approved by the shareholders' meetings dated October 31, 2011 and March 26, 2015 and its increase by an additional amount of US$100,000,000 as approved by the shareholders' meeting dated October 30, 2015;

•
grant of indemnities to the Directors, Statutory Auditors and Managers who perform or have performed duties for the Company accessorily to the D&O policies, and

•
amendment to article eleven of the bylaws regarding the renewal of the Board of Directors by thirds.

IRSA PROPIEDADES COMERCIALES S.A.
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

42.    Investment Properties

The following is a schedule of the investment properties of the group as of June 30, 2016 in accordance with Rule 12-28 of Regulation S-X:

	Initial costs		Subsequent costs	Cost at year-end
Name	Plot of land	Buildings, facilities and improvements	Improvements / additions / disposals / transfers	Plot of land	Buildings, facilities and improvements	Total costs	Accumulated depreciation(2)	Capitalized leasing costs	Value adjustment on investment properties(3)	Fair value(4)	Date of construction	Date of acquisition

Shopping malls:
Abasto	9,753	251,247	15,831	9,753	267,078	276,664	—	167	4,719,269	4,651,758	nov-98	jul-94
Alto Palermo Shopping	8,694	424,322	13,567	8,694	437,889	446,485	—	98	4,935,168	4,640,089	oct-90	nov-97
Alto Avellaneda	18,089	186,584	30,613	18,089	217,197	235,113	—	173	3,090,854	2,959,478	oct-95	dic-97
Alcorta Shopping	8,006	101,992	16,330	8,006	118,322	126,304	—	24	2,197,088	2,147,026	jun-92	jun-97
Alto Noa	227	46,336	8,075	227	54,411	54,598	—	40	773,700	750,454	sep-94	mar-95
Buenos Aires Design	—	53,083	9,047	—	62,130	62,107	—	23	97,848	44,192	nov-93	nov-97
Patio Bullrich	9,814	163,711	10,878	9,814	174,589	184,386	—	17	1,432,963	1,370,582	sep-88	oct-98
Alto Rosario	25,686	74,743	21,176	25,686	95,919	121,442	—	163	2,230,477	2,263,790	nov-04	nov-04
Mendoza Plaza	10,546	126,413	12,101	10,546	138,514	148,868	—	192	1,266,553	1,223,157	jun-94	dic-94
Dot Baires Shopping	84,890	364,359	95,580	84,890	459,939	544,817	—	12	3,016,377	3,253,680	may-09	nov-06
Córdoba Shopping(1)	1,141	98,714	713	1,141	99,427	100,559	—	9	740,595	720,731	mar-90	dic-06
Distrito Arcos	—	—	304,503	—	304,503	304,503	—	—	484,187	737,898	—	nov-09
Alto Comahue	1,143	4,467	327,957	1,143	332,424	333,567	—	—	301,584	596,735	—	may-06
Patio Olmos	11,532	21,417	626	11,532	22,043	32,968	—	607	115,386	131,789	may-95	sep-07
Soleil Premium Outlet	23,267	55,905	37,976	23,267	93,881	117,091	—	57	754,068	797,692	—	jul-10
Cocheras Ocampo	3,201	21,137	207	3,201	21,344	24,545	—	—	133,718	136,081	—	sep-06

Shopping malls	215,989	1,994,430	905,180	215,989	2,899,610	3,114,017	—	1,582	26,289,835	26,425,132

Office and other rental properties:
Oficinas Abasto	—	—	15,059	—	15,059	15,059	—	—	53,117	56,550	mar-13	jul-94
Anexo Alto Palermo Shopping	—	36,578	—	—	36,578	36,578	—	—	58,776	80,160	—	jun-06
Edificio Dot	13,346	68,446	56,078	13,346	124,524	137,778	—	92	483,107	576,821	sep-10	nov-06
Anchorena 545 (Chanta IV)	812	4,495	—	812	4,495	5,307	—	—	39,133	37,380	—	ago-08
Anchorena 665	2,206	8,821	—	2,206	8,821	11,027	—	—	35,093	43,470	—	ago-08
Zelaya 3102	1,442	—	—	1,442	—	1,442	—	—	3,782	5,224	—	jul-05
Suipacha 664	40,916	87,885	1,745	40,916	89,630	130,274	—	272	138,995	231,921	jun-94	dic-14
Bouchard 710	337,222	180,599	1,562	337,222	182,161	519,142	—	241	430,501	900,840	—	dic-14
Intercontinental Plaza	13,548	226,150	(73,937)	13,548	152,213	165,748	—	13	201,959	281,030	jun-96	dic-14
Edificio República	391,506	316,686	1,318	391,506	318,004	708,731	—	779	635,669	1,267,605	—	dic-14
Torre Bank Boston	295,682	239,114	451	295,682	239,565	534,866	—	381	470,409	959,308	—	dic-14
Paseo del Sol	—	2,608	—	—	2,608	2,608	—	—	3,717	5,985	—	jul-15

Total Office and other rental properties	1,096,680	1,171,382	2,276	1,096,680	1,173,658	2,268,560	—	1,778	2,554,258	4,446,294

	Initial costs		Subsequent costs	Cost at year-end
Name	Plot of land	Buildings, facilities and improvements	Improvements / additions / disposals / transfers	Plot of land	Buildings, facilities and improvements	Total costs	Accumulated depreciation	Capitalized leasing costs	Value adjustment on investment properties	Fair value	Date of construction	Date of acquisition

Undeveloped parcels of land:
Anexo Dot	25,336	—	—	25,336	—	25,336	—	—	813,586	838,922	—	nov-06
Terreno Luján	41,861	—	(298)	41,563	—	41,563	—	—	99,437	141,000	—	may-12
Caballito—Ferro	36,890	—	—	36,890	—	36,888	—	2	162,315	199,205	—	nov-97
Terreno Intercontinental Torre B	90,584	—	—	90,584	—	90,584	—	—	85,789	176,373	—	dic-14

Undeveloped parcels of land	194,671	—	(298)	194,373	—	194,371	—	2	1,161,127	1,355,500

Properties under development:
PH Office Park	—	—	7,170	—	7,170	7,170	—	—	—	7,170

Properties under development	—	—	7,170	—	7,170	7,170	—	—	—	7,170

Total	1,507,340	3,165,812	914,328	1,507,042	4,080,438	5,584,118	—	3,362	30,005,220	32,234,096

(1)     Encumbrance antichresis

(2)    Accumulated depreciation is not presented as the investment properties are measured at fair value.

(3)    See Note 2.b) for explanation of the adjustment on investment properties.

(4)    See Note 10 for the roll forward of the fair value of investment properties.

 SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.
By:	/s/ SAÚL ZANG
Name: Saúl Zang Title: Responsible of relationship with the markets

Dated: May 26, 2017

QuickLinks

Report of Independent Registered Public Accounting Firm
IRSA Propiedades Comerciales S.A. Consolidated statements of financial position (recast) as of June 30, 2016, 2015, 2014 and 2013 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
IRSA Propiedades Comerciales S.A. Consolidated statements of comprehensive income (recast) for the fiscal years ended June 30, 2016, 2015 and 2014 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
IRSA Propiedades Comerciales S.A. Consolidated statements of changes in shareholders' equity (recast) for the fiscal years ended June 30, 2016, 2015 and 2014 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
IRSA Propiedades Comerciales S.A. Consolidated statements of changes in shareholders' equity (recast) for the fiscal years ended June 30, 2016, 2015 and 2014 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
IRSA Propiedades Comerciales S.A. Consolidated statements of cash flows (recast) for the fiscal years ended June 30, 2016, 2015 and 2014 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
IRSA Propiedades Comerciales S.A. Notes to the consolidated financial statements (recast) (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
SIGNATURES